As filed with the Securities and Exchange Commission on August 6, 2007

Registration No. 333-144806

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WuXi PharmaTech (Cayman) Inc.

(Exact name of Registrant as specified in its charter)

CAYMAN ISLANDS	2834	NOT APPLICABLE
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(86-21) 5046-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kurt J. Berney, Esq. O’Melveny & Myers LLP 37th Floor, Plaza 66 1266 Nanjing Road West Shanghai 200040, P.R.C. 86-21-2307-7007	Jon L Christianson, Esq. Skadden, Arps, Slate, Meagher & Flom LLP China World Trade Center East Wing Office, Level 4 No. 1 Jianguomenwai Ave. Beijing 100004, P.R.C. 86-10-6505-5511

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED(1)(2)	AMOUNT TO BE REGISTERED(2)(3)	PROPOSED MAXIMUM OFFERING PRICE PER ORDINARY SHARE(3)	AMOUNT OF REGISTRATION FEE(4)
ORDINARY SHARES, PAR VALUE US$0.02 PER SHARE	121,338,608	US$1.625	US$6,054

(1)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby have been registered pursuant to a separate registration statement on Form F-6 filed with the Commission on July 25, 2007 (Registration No. 333-144850). Each American depositary share represents eight ordinary shares.
(2)	Includes (a) all ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public, and (b) 15,826,776 ordinary shares represented by 1,978,347 American depositary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. The ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, AUGUST 6, 2007

PROSPECTUS

13,188,979 American Depositary Shares

WuXi PharmaTech (Cayman) Inc.

(incorporated in the Cayman Islands)

Representing 105,511,832 Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs, of WuXi PharmaTech (Cayman) Inc. Each ADS represents eight of our ordinary shares. We are selling 10,000,000 ADSs, representing 80,000,000 ordinary shares, and our selling shareholders are selling 3,188,979 ADSs, representing 25,511,832 ordinary shares. The estimated initial public offering price is between US$11.00 and US$13.00 per ADS. The ADSs will be evidenced by American Depositary Receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. We have applied to have the ADS listed on the New York Stock Exchange under the symbol “WX”.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to WuXi PharmaTech (Cayman) Inc.	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

We have granted the underwriters an over-allotment option for a period of 30 days from the date of this prospectus to purchase up to 1,978,347 additional ADSs.

Investing in our ADSs involves a high degree of risk. See “ Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The ADSs are expected to be delivered against payment in New York, New York on             , 2007.

Credit Suisse	JPMorgan

Jefferies & Company

            , 2007

药明康德
WuXi PharmaTech

The Leading China-Based Provider of Pharmaceutical and Biotechnology R & D Outsourcing

- Broad and integrated portfolio of laboratory and manufacturing services
- 70 pharmaceutical and biotechnology customers, including 9 of the top 10 pharmaceutical companies in the world
- Integrated, expanding and scalable services, providing customers with a "one-stop shop" for drug discovery services
- Experienced management team and a talented pool of more than 1,900 employees, including over 1,300 scientists

Drug Discovery
Pre-Clinical Development
Clinical Development
Commercialization
Laboratory Services
Discovery Chemistry
Service Biology
Bioanalytical and Analytical Services
Pharmaceutical Development and Process Development
Manufacturing Services

Pharma
R&D
Efficiency
Growth
Outsourcing
China
Resources

WuXi PharmaTech is well positioned to capitalize on the rapid increase in pharma R&D spending, global outsourcing trend and China's resource advantages

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of the date of this prospectus.

Through and including             , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

In connection with this offering, the underwriters or any person acting on their behalf may over-allot or effect transactions with a view to supporting the market price of the ADSs at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there is no obligation on the underwriters or their respective agents to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors” before deciding whether to buy our ADSs.

Our Business

We are the leading China-based pharmaceutical and biotechnology research and development, or R&D, outsourcing company. We provide a broad and integrated portfolio of laboratory and manufacturing services in the drug discovery and development process to pharmaceutical and biotechnology companies. Our services are designed to help our customers address the bottleneck between the discovery of qualified targets, commonly known as therapeutic targets, and the testing of drug candidates in human clinical trials. Our operations are grouped into two segments: laboratory services, consisting of discovery chemistry, service biology, analytical, pharmaceutical development and process development services, and manufacturing, focusing on manufacturing of advanced intermediates and active pharmaceutical ingredients for R&D use, or APIs. In 2006, we provided our services to 70 pharmaceutical and biotechnology customers, including nine of the top 10 pharmaceutical companies in the world, as measured by 2006 total revenues. We have received a number of recognitions and awards from our customers. To date, most of our customers have returned to us for additional and often larger and longer-term projects, and each of our top-ten customers over the last three years continues to be our customer today.

We have increasingly developed broader and more integrated relationships with our customers through our expanded capabilities and services along the drug discovery value chain. Building on our chemistry capability and service biology operations, we intend to develop new services in preclinical development, formulation and manufacturing areas. Our objective is to become a leading full service provider of drug discovery and development outsourcing services to the global pharmaceutical and biotechnology industry. To achieve our objective, we intend to focus on our core competencies by continuing to provide quality services and delivering innovative solutions while maintaining our customers’ trust.

Based in China and headquartered in Shanghai, we are well-positioned to capitalize on the advantages of conducting drug R&D in China, while emphasizing quality, responsiveness, protection of customer intellectual property and reliability. As of May 31, 2007, we had 1,972 employees, including 1,345 scientists and other technical staff. We offer our services on a fee-for-service or on a full-time equivalent, or FTE, basis, or a combination thereof. Our primary facilities include an approximately 630,000 square-foot R&D center in Shanghai Waigaoqiao Free Trade Zone, an approximately 220,000 square-foot process development and manufacturing plant in Jinshan area of Shanghai, built to “current good manufacturing practice,” or cGMP, quality standards, and an approximately 130,000 square-foot R&D center in Tianjin, which is mainly focused on discovery chemistry services. Our net revenues increased from US$20.9 million in 2004 to US$33.8 million in 2005 and US$69.9 million in 2006, representing a two-year compound annual growth rate, or CAGR, of 83%, and a year-over-year growth rate of 107% from 2005 to 2006, and increased from US$12.8 million in the first quarter of 2006 to US$33.8 million in the first quarter of 2007, a growth of 165%. Our net income increased from US$4.3 million in 2004 to US$6.1 million in 2005 and US$8.9 million in 2006 (including total share-based compensation charges of approximately US$0 in 2004, US$3.1 million in 2005 and US$8.4 million in 2006), representing a two-year CAGR of 44%, and a year-over-year growth rate of approximately 44% from 2005 to 2006, and increased from US$0.8 million in the first quarter of 2006 to US$6.0 million in the first quarter of 2007 (including total share-based compensation charges of US$0.3 million in the first quarter of 2006 and US$3.4 million in the first quarter of 2007), a growth of 623%.

We have benefited significantly from growth trends in the global pharmaceutical and biotechnology R&D outsourcing industry. These growth trends are being driven by the need to increase the speed and lower the cost of drug development, the unmet medical needs of a growing and ageing population, technological innovations that are increasing the number of qualified leads suitable for further evaluation, heightened regulatory and safety standards, and the increasing demands of the biotechnology industry. In response, many large pharmaceutical and biotechnology companies are “offshoring” and/or outsourcing R&D activities to regions with significant resource and cost advantages, such as China. Advantages offered by China include a large talent pool in the chemistry, biology and medical sciences and other related fields, relatively low-cost labor and capital expenditures, a developed infrastructure and favorable government incentives providing for utility, land and tax advantages.

Our Services

We provide a broad and integrated portfolio of laboratory and manufacturing services to pharmaceutical and biotechnology companies which assist them by reducing the time and cost for drug discovery and development. Our service offerings initially consisted of discovery chemistry services. As we established a track record of customer satisfaction, we have expanded our service offerings extensively. We now provide a comprehensive range of services to our customers including:

•	discovery chemistry, such as lead generation, lead optimization and synthetic chemistry;

•

service biology, such as assay development and compound screening, drug metabolism and pharmacokinetic, or DMPK, services, which involve the analysis of how drug candidates act in the body over time, in vitro and in vivo absorption, disposition, metabolism and excretion, or ADME, profiling, and metabolite identification;

•	pharmaceutical development, focused on formulation development for new chemical entities;

•	analytical services, including support of our laboratory and manufacturing services, as well as external services offered to customers;

•	process development, including process research and process optimization services to assist customers to manufacture their drug candidates more efficiently; and

•	manufacturing of advanced intermediates, which are drug materials prior to refinement into APIs, and APIs.

We believe our customers value our ability to offer a wide breadth of quality services to meet their drug R&D needs, and we expect to continue to expand our service offerings in both preclinical and clinical development in the future.

Our Strengths and Strategies

Our competitive strengths principally include the following:

•	proven quality and customer satisfaction;

•	experienced management and a talented pool of scientists;

•	integrated, expanding and scalable services;

•	commitment to protection of our customers’ intellectual property and confidential information;

•	world class facilities and equipment; and

•	advantages of doing business in China.

We plan to continue to grow our business by pursuing the following strategies:

•	expand service offerings to provide higher value-added preclinical development and manufacturing services;

•	attract, train and retain quality scientists and management;

•	increase capacity and expand facilities; and

•	grow through selective, complementary strategic partnerships and acquisitions.

Risks and Uncertainties Related to Our Business and Industry

We expect to face risks and uncertainties related to our ability to:

•

adapt our business to industry trends, such as fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants and changes in government regulation or in practices relating to the pharmaceutical and biotechnology industry;

•	diversify our customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of our major customers;

•	retain senior management and key scientific personnel, as well as attract, train, motivate and retain other skilled scientists and mid-level personnel;

•	continue to compete effectively in our industry, which may subject us to increasing pricing pressure and reduce the demand for our services;

•	adapt to the discontinuation or phase-out of any of the preferential tax treatments and/or other financial incentives currently available to us in the PRC and potential increases in PRC taxes;

•	manage our current and potential future growth;

•	expand our capacity and ramp up our operations as anticipated;

•	integrate new acquisitions; and

•	establish effective internal controls over financial reporting.

See “Risk Factors” for a detailed discussion of these and other risks that we face.

Our Corporate Structure

We are a Cayman Islands holding company and conduct substantially all of our business through our six operating subsidiaries in China. We indirectly own 100% of the equity of all six of our operating subsidiaries.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries as of the date of this prospectus:

Our Offices

Our principal executive offices and corporate headquarters are located at 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, and our telephone number is (86-21) 5046-1111. Our website address is www.wuxipharmatech.com. The information on our website does not form a part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 1,978,347 additional ADSs representing 15,826,776 ordinary shares.

Except where the context otherwise requires and for purposes of this prospectus only:

•

“we,” “us,” “our company,” “our” and “WuXi” refer to WuXi PharmaTech (Cayman) Inc., and its consolidated subsidiaries, WuXi PharmaTech (BVI) Inc., or WXPT BVI, WuXi PharmaTech Co., Ltd., or WXPT, Shanghai PharmaTech Co., Ltd., or SHPT, Shanghai SynTheAll Pharmaceutical Co., Ltd., or STA, Shanghai PharmaTech Chemical Technology Co., Ltd., or SHCT, Tianjin PharmaTech Co., Ltd., or TJPT, and Suzhou PharmaTech Co., Ltd., or SZPT;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	all references to “Renminbi,” or “RMB,” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States;

•	“ordinary shares” refers to our ordinary shares, par value US$0.02 per share;

•	“ADSs” refers to our American depositary shares, each of which represents eight ordinary shares;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs; and

•

Unless otherwise indicated, all historical share and per-share data contained in this prospectus has been restated to give retroactive effect to a one-for-fifty forward share split that became effective on July 27, 2007.

Recent Developments

We recently completed the quarter ended June 30, 2007. Our unaudited operating results for that period include the following:

•	net revenues of $30.2 million;

•	gross profit of $15.3 million;

•	operating income of $7.5 million; and

•	net income of $7.1 million.

The general operating conditions prevailing during the second quarter of 2007 were generally consistent with those in the first quarter of 2007 and prior years.

We prepared the foregoing unaudited financial information on the same basis as our audited financial statements. The unaudited financial information provided above includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarter ended June 30, 2007. Our results for the quarter ended June 30, 2007 may not be indicative of our full year results for 2007 or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in the prospectus for information regarding trends and other factors that may influence our results of operations.

THE OFFERING

The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

ADSs offered by WuXi	10,000,000 ADSs

ADSs offered by the selling shareholders	3,188,979 ADSs

ADSs outstanding immediately after this offering (not including overallotment option)	13,188,979 ADSs

Ordinary shares outstanding immediately after this offering

476,400,000 shares, excluding 63,227,500 ordinary shares issuable upon the exercise of outstanding options, 46,861,350 ordinary shares reserved for issuance under our employee share option plans and 30,361,336 ordinary shares reserved for issuance pursuant to outstanding convertible notes, based upon an assumed initial public offering price of US$12.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus).

ADS to ordinary share ratio	1:8

Listing	We have applied for the listing of our ADSs on the New York Stock Exchange.

Proposed New York Stock Exchange symbol	“WX”

The ADSs	Each ADS represents eight ordinary shares, par value US$0.02 per share. The ADSs will be evidenced by ADRs.

•	The depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

•

Although we do not expect to pay dividends in the foreseeable future, if we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

•	We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank, N.A.

Overallotment option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,978,347 ADSs.

Timing and settlement for ADSs

The ADSs are expected to be delivered against payment on             , 2007. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$107.8 million, or approximately US$129.9 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$12.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus). We anticipate using the proceeds as follows:

•	up to an aggregate of approximately US$40 million for the expansion of our Jinshan facility;

•	up to an aggregate of approximately US$40 million for the construction of a preclinical drug safety evaluation center in Suzhou; and

•	the balance for general corporate purposes, including working capital, acquisitions and expansion of our service offerings.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

Lock-up

We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs representing our ordinary shares. Our executive officers, directors and our existing shareholders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated income statement data for the years ended December 31, 2004, 2005 and 2006, and the summary consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. Our summary consolidated income statement data for each of the three month periods ended March 31, 2006 and 2007 and summary consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Results for the three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the full year. You should read the summary consolidated financial in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in millions of US$, except per share data)
Consolidated Income Statement Data:
Net revenues:
Laboratory services	$16.4	$29.4	$59.8	$8.9	$21.7
Manufacturing	4.5	4.4	10.1	3.9	12.1

Total	20.9	33.8	69.9	12.8	33.8

Cost of revenues:
Laboratory services	(7.9)	(12.8)	(26.5)	(3.6)	(10.8)
Manufacturing	(1.4)	(2.7)	(9.1)	(3.8)	(7.3)

Total	(9.3)	(15.5)	(35.6)	(7.4)	(18.1)

Gross profit	11.6	18.3	34.3	5.4	15.7

Operating expenses:
Selling and marketing expenses	(0.7)	(1.0)	(1.9)	(0.2)	(0.7)
General and administrative expenses	(5.9)	(8.5)	(22.3)	(3.7)	(9.1)

Total	(6.6)	(9.5)	(24.2)	(3.9)	(9.8)

Operating income	5.0	8.8	10.1	1.5	5.9

Other income	0.6	0.3	0.5	*	0.8
Other expenses	*	(0.6)	(0.5)	*	*
Interest expense	(0.6)	(1.3)	(1.1)	(0.4)	(0.7)
Interest income	*	*	0.3	*	*

Income before income taxes	5.0	7.2	9.3	1.1	6.1
Income tax expense	(0.7)	(1.1)	(0.4)	(0.3)	(0.1)

Net income(1)	$4.3	$6.1	$8.9	$0.8	$6.0

Basic earnings (loss) per share(2)	$0.02	$(0.00)	$(0.15)	$0.00	$(0.01)

Diluted earnings (loss) per ordinary share(2)	$0.02	$(0.00)	$(0.15)	$0.00	$(0.01)

Dividends declared per ordinary share	$—	$0.01	$0.02	$—	$—

Dividends declared per preference share	$—	$—	$0.00	$—	$—

*	Less than US$50,000.
(1)

Including total share-based compensation charges of approximately US$0 in 2004, US$3.1 million in 2005, US$8.4 million in 2006, and US$0.3 million and US$3.4 million in the first quarter of 2006 and 2007, respectively, allocated as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in millions of US$)
Cost of revenues	—	$0.4	$0.5	$0.1	$1.1
General and administrative expenses	—	2.7	7.9	0.2	2.3

(2)	The following table sets forth the computation of basic and diluted earnings (loss) for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in millions of US$)
Net income	$4.3	$6.1	$8.9	$0.8	$6.0
Deemed dividend on issuance and repurchase of preference shares	—	(4.0)	(24.1)	—	(7.6)
Deemed dividend for beneficial conversion feature	—	(2.2)	(19.2)	—	—
Dividend on preference share	—	—	(0.7)	—	—
Amounts allocated to preference shares for participating rights to dividends	—	*	—	(0.1)	—

Income (loss) attributable to holders of ordinary shares—basic and diluted	$4.3	$(0.1)	$(35.1)	$0.7	$(1.6)

*	Less than US$50,000.

	As of December 31,		As of March 31,
	2005	2006	2007
	(in millions of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4.9	$9.7	$49.5
Total current assets	14.5	36.7	79.7
Total assets	40.9	85.7	133.8
Total current liabilities	18.4	30.6	28.6
Total liabilities	23.6	37.5	76.2

Mezzanine equity	6.1	49.1	100.7
Total shareholders’ equity (deficit)	11.2	(0.9)	(43.1)
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$40.9	$85.7	$133.8

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before investing in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

Our limited operating history may make it difficult for you to evaluate our business and future prospects.

We commenced operations and began offering our pharmaceutical and biotechnology R&D outsourcing services in 2001. Accordingly, our operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by industry participants is limited. Our business model continues to evolve in conjunction with the evolution of the pharmaceutical and biotechnology R&D outsourcing market in China and around the world. These circumstances may make it difficult for you to evaluate our business and future prospects, and you should not rely on our past results or our historic growth rate as an indication of our future performance.

A limited number of our customers have accounted and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these customers could significantly reduce our revenues and decrease our profitability.

Our two largest customers in 2005 and 2006, Pfizer Inc., or Pfizer, and Merck & Co., Inc., or Merck, accounted for 17.4% and 17.4% in 2005 and 15.4% and 13.7% in 2006 of our net revenues, respectively. No other customer accounted for more than 10% of our net revenues in those years. Our top 10 customers, which varied in each of the last three years, accounted for approximately 83%, 73% and 69% of our net revenues in 2004, 2005 and 2006, respectively. Furthermore, substantially all of our total net revenues over the last three years were generated from sales to customers located in the United States. The loss of sales to, or significant reduction in orders from, any of these customers would have a material and adverse impact on our business. Due to our concentration of business and dependence on a limited number of customers, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material adverse effect on our financial condition, results of operations and prospects:

•	reduction, delay or cancellation of orders or contracts from one or more of our significant customers and our failure to identify additional or replacement customers;

•	decision by one or more of our significant customers to award orders or contracts to our competitors; and

•	one or more of our major customers significantly reduce the price they are willing to pay for our services and products.

A payment failure by any of our large customers could significantly harm our cash flows and profitability.

Historically, we have not experienced any significant bad debt or collection problem, but such problems may arise in the future. The failure of any of our customers to make timely payments could require us to write off accounts receivable or increase provisions made against our accounts receivable, either of which could adversely affect our cash flows and profitability.

Our business and growth may be severely disrupted if we lose the services of our senior management and key scientific personnel.

Our future success is significantly dependent upon the continued service of our senior management and key scientific personnel. In particular, we are highly dependent on Dr. Ge Li, our Chairman and Chief Executive Officer, who has managed our business, operations and sales and marketing activities and maintained personal and direct relationships with our major customers since our inception, as well as Dr. Shuhui Chen, our Chief Scientific Officer, Dr. Suhan Tang, our Chief Manufacturing Officer, Mr. Xiaozhong Liu, our Executive Vice President, and other senior members of our management and other key scientific personnel. The loss of any one of them, in particular Dr. Li, would have a material adverse effect on our business and operations. Although each member of our senior management and key scientific personnel has signed a noncompete agreement with us, we may not be able to successfully enforce these provisions in the event of a dispute. If we lose the services of any senior management or key scientific personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth.

Any failure to retain our existing customers or expand our customer base may result in our inability to maintain or increase our revenues.

Our existing customers may not continue to generate significant revenues for us once our engagements with them are concluded and our relationships with them may not present further business opportunities. If we fail to build new customer relationships or our relationships with existing customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our revenues.

Our ability to execute projects, maintain, expand or renew existing customer engagements and obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled scientists and mid-level personnel.

The success of our business is largely dependent on the R&D efforts of mid-level personnel and their ability to keep pace with continuing changes in drug discovery and development technologies and methodologies. In particular, our customers value Western-trained scientists, preferably with experience with large pharmaceutical and/or biotechnology companies. Our success also depends on the depth and quantity of our scientists and mid-level personnel. Any inability to attract, train, motivate and retain such qualified scientists and mid-level personnel, or keep these employees updated and capable of keeping pace with changes in the industry, may have a material adverse effect on our business, financial condition, results of operations and prospects.

We face challenges in attracting and maintaining a consistent quality standard throughout our employee base at our current rate of growth. Our employee base increased from 252 in 2003 to 1,843 in 2006 and 1,972 as of May 31, 2007, and is expected to continue to increase significantly during 2007. We compete vigorously with pharmaceutical, biotechnology and contract research firms and academic and research institutions for qualified and experienced scientists and mid-level personnel, particularly in the areas of chemistry, biology and pharmaceutical manufacturing. To effectively compete, we may be required to offer higher compensation and other benefits which could materially and adversely affect our financial condition and results of operations. We may not be able to hire and retain enough skilled and experienced scientists to replace those who leave. Additionally, we may be unable to redeploy and retrain our professionals to keep pace with continuing changes in technology, evolving standards and changing customer preferences.

We face increasingly intense competition. If we do not compete successfully against new and existing competitors, demand for our services and related revenues may decrease and subject us to increasing pricing pressure.

The global pharmaceutical and biotechnology R&D outsourcing market is highly competitive, and we expect competition to intensify. We face competition based on a number of factors, including quality, ability to protect confidential information and intellectual property, timeliness, good manufacturing practices, depth of customer relationship, pricing and geography. We compete with contract research and manufacturing companies and research and academic institutions, typically in particular service areas. For example, we compete with Charles River Laboratories International, Inc., which recently partnered with Shanghai BioExplorer Co., Ltd., in the preclinical services area, and Shanghai ChemPartner Co., Ltd. and Bioduro, Inc. in the discovery chemistry area. However, we believe that we do not compete with any single company across the breadth of our service offerings. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to offer more complex and sophisticated services along the drug discovery value chain. Some major pharmaceutical and biotechnology companies have made in-house research investments in China, and we expect this trend to continue. These in-house investments may reduce demand for our services and result in increased competition for qualified personnel.

Some of our larger competitors may have:

•	greater financial, research and other resources;

•	broader scope of services;

•	greater pricing flexibility;

•	more extensive technical capabilities; and

•	greater name recognition.

We also expect increased competition as new companies enter the market and more advanced technologies become available. Our services and expertise may be rendered obsolete or uneconomical by technological advances or new approaches or technologies. The existing approaches of our competitors or new approaches or technologies developed by our competitors may be more effective than those developed by us. Furthermore, increased competition increases pricing pressure for our services, which puts downward pressure on our margins and profitability.

If we fail to effectively manage our growth and our growth strategies, our business, financial condition, results of operations and prospects could suffer.

Pursuing our growth strategies, including expanding our facilities and service offerings to meet our customers’ needs, has resulted in and will continue to result in substantial demands on our management and resources. Managing this growth and our growth strategies will require, among other things:

•	continued enhancement of our drug discovery R&D capabilities;

•	effective coordination and integration of our research facilities and teams, particularly those located in different or newly opened facilities;

•	successful hiring and training of new personnel;

•	effective cost controls and sufficient liquidity;

•	effective and efficient financial and management controls;

•	increased marketing and sales support activities;

•	effective quality control; and

•	the ability to manage our various vendors and suppliers and leverage our purchasing power.

Any inability to effectively manage our anticipated growth and growth strategies could adversely affect our business, financial condition, results of operations or prospects.

We may be unable to expand our capacity and ramp up our operations as anticipated, possibly resulting in material delay, increased costs and lost business opportunities.

We are engaged in a substantial capacity expansion program. Major projects include the expansion of our Jinshan facility to quadruple the manufacturing capacity of the plant, which is currently expected to commence operations in late 2008, and the construction of a preclinical drug safety evaluation center with a broad range of toxicology services in Suzhou, which we are planning to inaugurate in 2009. These facilities may not be constructed on the anticipated timetable or within budget. Any material delay in bringing these facilities on-line or ramping up operations, or any substantial increase in costs to complete these facilities or ramp up operations, could materially and adversely affect our financial condition and results of operations, and result in lost business opportunities.

We are making a significant commitment of capital to ramp up our services in order to meet our customers’ needs and, as a result, we are dependent on the success of our customers’ projects and the continuation of their business.

Primarily to serve the process development and manufacturing needs of one of our major customers, Vertex Pharmaceuticals Incorporated, or Vertex, related to a single Phase 2b drug candidate, we are expanding our Jinshan facility. Up to US$40 million from this offering may be used to fund this expansion. We expect that manufacturing of this drug candidate will occupy a significant portion of the plant’s capacity. Vertex accounted for 24.8% of our net revenues in the first quarter of 2007, and we expect Vertex to continue to be a significant customer for the foreseeable future. As a result, any downturn in Vertex’s business that affects its ability to continue the drug development project we are servicing could disrupt our growth plan and may harm our financial condition. In addition, Vertex has reported that it plans to initiate Phase 3 clinical trials for this drug candidate in the fourth quarter of 2007. If the FDA does not approve this candidate or if its development is delayed, Vertex may terminate or significantly reduce its orders with us. Consequently, we may be required to re-allocate our resources, which could cause delays in our service offerings and result in lower than expected revenues. As we develop our manufacturing services further, we may become more dependent on the success of specific drug candidates that are in development by one or more of our major customers.

We may fail to effectively develop and market new services, which may harm our growth opportunities and prospects, possibly resulting in related losses.

We may seek to develop and market new services that complement or expand our existing business. We intend to continue to expand our existing laboratory and manufacturing services, offer new services in preclinical development to existing and new customers. Starting in 2007, we began to roll out preclinical development services as well as pharmaceutical development services and manufacturing of clinical trial materials. Whether we are successful in developing or marketing our new services will be determined by our ability to:

•	accurately assess and meet customer needs and market demands;

•	optimize our drug discovery, development and manufacturing processes to predict and control costs;

•	hire, train and retain proper personnel;

•	provide services in a timely manner;

•	increase customer awareness and acceptance of our services;

•	obtain required regulatory clearances or approvals;

•	compete effectively with other R&D outsourcing providers;

•	price our services competitively; and

•	effectively integrate customer feedback into our business planning.

If we are unable to develop new services and create demand for those newly developed services, or expand our service offerings through acquisitions, our future business, results of operations, financial condition, prospects and cash flows could be materially and adversely affected.

We may undertake acquisitions that may divert our management’s attention and resources and hurt our ability to effectively manage our business.

Our growth strategies may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These activities could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, these activities may divert significant management attention from existing business operations, which diversion may harm the effective management of our business.

We may experience difficulties in managing and integrating acquisitions, which may significantly disrupt our ability to manage our business.

If we make acquisitions of new technologies, businesses, products or services or create strategic alliances in areas in which we do not currently operate, we may experience difficulties integrating acquired operations, services, corporate cultures and personnel into our existing business and operations. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenues to offset the costs, expenses related to the acquisitions and potential loss of, or harm to, relationships with employees or customers as a result of our integration of new businesses, any of which could significantly disrupt our ability to manage our business.

We expect that our overall gross margin may face downward pressure as manufacturing becomes an increasingly large component of our service mix and employee compensation costs rise.

Our overall gross margin has faced downward pressure, decreasing from 55.7% in 2004 to 54.1% in 2005, 49.1% in 2006 and 46.3% in the first quarter of 2007, and we expect this trend to continue in the foreseeable future. The expected decline in our gross margin will be primarily driven by the anticipated growth of our manufacturing segment, which typically has a significantly lower gross margin, as a larger component of our service mix. We also expect our manufacturing segment margins to be adversely impacted by recent changes to China’s value-added tax, or VAT, system. These changes, effective July 1, 2007, reduce potential VAT credits on certain categories of goods manufactured for export from 13% to 5%. To the extent we can not pass along these increased VAT costs to our clients or otherwise mitigate the impact of this change in tax law, our manufacturing segment margins will be lowered. In 2006 and the first quarter of 2007, our manufacturing segment accounted for 14.5% and 35.9% of our net revenues, respectively, and we expect it to continue to be a significant revenue contributor in 2007 and beyond as the expansion of our manufacturing capacity comes online. Employee compensation is also a substantial component of our costs and therefore an important factor in determining our gross profit and margin. Since inception, we have increased staff wages generally in line with rising labor costs in China. We cannot guarantee that we will not increase wages in the future to remain competitive with the market. Our pricing policies and mechanisms may not completely account for the potential wage increases which could negatively impact our gross margin.

Because many of our fee-for-service based contracts are contingent on successful completion and are of a fixed price nature, we may bear financial risk if we do not successfully or timely develop a service or invoke below-cost pricing of our contracts due to competitive pressures or strategic objectives or overrun cost estimates.

A significant portion of our net revenues, including all of our manufacturing segment revenues, are based on fee-for-service contracts, which are contingent on successful completion and are often structured as fixed price or fee-for-service with a cap. Therefore, we bear financial risk if we do not successfully or timely develop a product or if we intentionally price our fee-for-service based contracts below our cost estimate or otherwise overrun our cost estimates. We also face pricing pressures from some of our competitors, with whom we often compete for new customers. To capture market share and establish cost competitiveness, we have, in the past, intentionally priced some fee-for-service based contracts below our cost estimate. Below-cost pricing or significant cost overruns could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our customer agreements contain provisions that are against our interests or expose us to potential liability.

Our agreements with our customers generally provide that the customers can terminate the agreements or reduce the scope of services under the agreements with short or no notice. For a majority of our customer agreements, our customers have the unilateral right to terminate for convenience upon prior notice ranging from 30 to 90 days. Although we have not been materially and adversely affected by contract cancellations or modifications in the past, if a customer terminates a contract with us, we are only entitled under the terms of the contract to receive revenue earned until the date of termination. Therefore, cancellation or modification of a large contract or proximate cancellation or modification of multiple contracts could materially and adversely affect our business, financial condition, results of operations and prospects.

In some of our customer agreements, we have assumed indemnification obligations for intellectual property infringement by the deliverables that we provide to our customers to the extent that the infringing aspect of the deliverables is created by us. Our liability is usually not capped under these agreements. As a result, if any aspect of our deliverables that we have created for our customers infringes a third party’s intellectual property rights, and particularly if such deliverable ultimately becomes a commercially successful product, we could be potentially exposed to substantial liability.

In addition, some of our customer agreements contain noncompete obligations whereby we have agreed, either by ourselves or together with third parties, not to compete with such customer. We are required to seek the customer’s prior written consent before making compounds chemically similar to those made for the customer. For some customers, our noncompete obligation is onerous. For example, we have agreed that, for up to 10 years after termination of the agreement, any employee who has worked on the customer’s projects may not work on any other project whereby the knowledge gained from such customer’s projects would be relevant. Complying with these noncompete obligations may restrict our ability to expand certain service offerings, and failure to comply could significantly harm our business and reputation, as well as expose us to liability for breach of contract.

Several of our service offerings are dependent on a limited number of supply sources, which, if interrupted, could cause disruption or delay to our services, reduce our sales and force us to use more expensive supply sources.

We depend on a limited number of international sources for certain reagents and other chemicals required in our service offerings, and particularly in connection with our manufacturing services. Disruptions or delays to their continued supply may arise from export or import restrictions or embargoes, foreign government or economic instability, severe weather conditions, disruptions to the air travel system, contract disputes or other disruptions. If the supply of certain materials were interrupted, our manufacturing services would be delayed. We also may not be able to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials that meet our standards or at acceptable costs, or at all, our ability to accept and fulfill customer orders in the required quality and quantity and at the required time could be restricted, which in turn could harm our reputation, reduce our sales, cause us to lose market share, force us to use more expensive sources of supply, and ultimately could materially and adversely affect our business, financial condition, results of operations and prospects.

Our principal laboratory and manufacturing facilities may be vulnerable to natural disasters or other unforeseen catastrophic events.

We conduct our primary R&D activities at our headquarters located in the Shanghai Waigaoqiao Free Trade Zone, as well as other facilities located in the Jinshan area of Shanghai, Tianjin and Suzhou. We depend on these facilities for the continued operation of our business. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, or, as occurred in December 2006, the disruption of sea-floor fiber optical cables due to earthquakes, could significantly impair our ability to operate our business in its ordinary course. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement lead time. The occurrence of any such event could materially and adversely affect our business, financial condition, results of operations and prospects.

If we fail to protect the intellectual property rights of our customers, we may be subject to liability for breach of contract and may suffer damage to our reputation.

Protection of intellectual property associated with drug R&D is critical to all our customers. In our business of providing drug R&D services, our customers generally retain ownership of all associated intellectual property, including those they provide to us and those arising from the services we provided. Our success therefore depends in substantial part on our ability to protect the proprietary rights of our customers. This is particularly important for us since our operation is based in China, and China, as well as Chinese companies, has not traditionally enforced intellectual property protection to the same extent as the United States. Despite measures we take to protect the intellectual property of our customers or our own, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Any unauthorized disclosure of our customers’ proprietary information could subject us to liability for breach of contract, as well as significant damage to our reputation, which could materially harm our business, financial condition, results of operations and prospects.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our drug discovery and development processes involve the use of highly toxic and hazardous materials. Any failure by us to control the use of, restrict adequately the discharge of, or protect our employees from hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. We are subject to national, provincial and local regulations governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury, which could have a material and adverse impact on our business, financial condition, results of operations and prospects.

Any failure by us to satisfy our customers’ audits and inspections could harm our reputation and our business, financial condition, results of operations and prospects.

Our customers routinely audit and inspect our facilities, processes and practices to ensure that our services are meeting their internal standards and the regulatory standards they must meet in the drug development process. To date, we have passed all such audits and inspections; however, we may not be able to in the future, and any failure to meet these audits or inspections to our customers’ satisfaction could significantly harm our reputation and materially and adversely affect our business, financial condition, results of operations and prospects.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain property insurance policies covering physical damage to or loss of our equipment, facilities, buildings and their improvements, office furniture and inventory, employer’s liability insurance generally covering death or work injury of employees, product liability insurance covering product liability claims arising from the use, consumption or operation of our small molecular compounds, public liability insurance covering certain incidents to third parties that occur on or in the premises of the company, and directors and officers liability insurance. We do not maintain key man life insurance on any of our senior management or key personnel. Our insurance coverage, however, may not be sufficient to cover any claim for product liability, damage to our fixed assets or injury to our employees. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to subscribe for such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

The lessor of our temporary Suzhou facilities may not possess the required title certificate. We may be required to vacate the premises, causing a disruption to our operations.

We entered into a lease agreement with a Suzhou-based company for use of temporary preclinical facilities in Suzhou, which lease expires in 2012. The lessor has not obtained the relevant title certificates and therefore is unable to register the lease agreement. In June 2007, we received a letter from the competent authority in charge of the administrative district where our Suzhou facilities are located, which permits our use of the facilities within the lease term. Under Chinese law, our lease agreement may be subject to challenges from third parties, and as a result, we may be required to vacate these premises and relocate our Suzhou facility. If the lease is so terminated, we believe we can secure comparable alternative premises. Since the build-out of the alternative premises and the moving of equipment take time, it may cause disruption to the services that we intend to carry out on the leased facilities.

Our quarterly revenues and operating results may be difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors, including:

•	the commencement, completion or cancellation of large contracts;

•	the progress of ongoing contracts;

•	the delivery schedule of our customers, particularly in relation to our manufacturing business;

•	changes in the mix of our revenues from our laboratory and manufacturing services, including the portion of services performed on a fee-for-service or FTE basis;

•	the timing of and charges associated with completed acquisitions or other events;

•	changes in the industry operating environment;

•	changes in government policies or regulations or their enforcement; and

•	a downturn in general economic conditions in China, the United States or internationally.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations.

We may need additional capital in the future, for which we may be unable to obtain in a timely manner or on acceptable terms, or at all.

For us to grow, remain competitive, develop new services and expand our capacity, we may require additional capital in the future. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by healthcare and related companies; and

•	economic, political and other conditions in China, the United States and elsewhere.

Needed financing may not be available in amounts or on terms acceptable to us, if at all.

Our future capital needs may require us to sell additional equity or debt securities which may result in dilution to our shareholders or introduce covenants which may restrict our operations or our ability to pay dividends.

Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Based on the anticipated value of our outstanding shares during the year and the cash that we anticipate holding and generating during the year, including the cash we raise in our initial public offering, we do not believe we will be classified as a PFIC for the taxable year 2007. However, we may become a PFIC for future taxable years, as PFIC status is tested each year and depends on our assets and income in such year.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. For example, we would be a PFIC for the taxable year 2007 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, other assets that are readily convertible into cash and other passive assets. In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial cash and cash equivalents or other passive assets.

If we were classified as a “PFIC” in any taxable year in which you hold our ADSs or shares and you are a U.S. Holder, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of ADSs or shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in any later year. Finally, you would also be subject to special U.S. federal income tax reporting requirements. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, please see “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company.”

In the course of preparing our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006, several material weaknesses and significant deficiencies in our internal control over financial reporting were noted. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

Prior to this offering, we have been a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements, several material weaknesses and significant deficiencies in our internal control over financial reporting have been identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The main material weaknesses identified primarily related to: (i) a lack of effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements, (ii) inadequate retention and maintenance of accounting books and records, (iii) inadequate documentation and communication of accounting policies and procedures and (iv) instances of insufficient access controls to our enterprise resource planning, or ERP, system. The significant deficiencies noted include: (1) internal control issues related to the lack of management approval process, inadequate segregation of duties and inappropriate recording of cost of sales, and (2) information and technology systems matters related to the lack of change management processes and a need to strengthen information security management.

To remedy these weaknesses and deficiencies, we have adopted several measures to improve our internal control over financial reporting. In late 2006, we recruited an experienced chief financial officer and other accounting staff, and in December 2006 established an internal audit function. In July 2007, we hired a Vice President of Finance, who is experienced in U.S. GAAP and SEC reporting, and she joined our staff in early August 2007. In addition, we intend to provide on-going training to our accounting personnel to improve their U.S. GAAP accounting knowledge and to hire additional accounting staff, including a U.S. GAAP/SEC reporting manager and internal audit personnel. We have or are in the process of, among other things, (i) upgrading our record-keeping policies to conform with U.S. GAAP requirements, including procedures in respect of all key transactions, (ii) compiling our accounting policies and procedures as well as our quarterly closing procedures into a manual to ensure our policies are communicated and adhered to by our accounting personnel, (iii) documenting our closing and related procedures, and (iv) immediately remediated the identified instances of unauthorized access to our ERP system. We have also hired an outside consultant to assist us in preparing for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and another to upgrade our ERP system and address related ERP access and security issues. We will continue to implement measures to remedy these material weaknesses and significant deficiencies in order to meet the deadline imposed by Section 404. However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404.

Investor confidence and the market price of our ordinary shares may be adversely impacted if we or our independent registered public accounting firm are unable to attest to the adequacy of our internal control over financial reporting in accordance with the requirements of Section 404.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We would then be required under Section 404 to include a report by management assessing the effectiveness of our internal control over financial reporting in our

Annual Report on Form 20-F beginning with the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal controls are effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our audited consolidated financial statements, which could adversely affect the trading price of our ADSs. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.

Our equity incentive plans and other similar types of incentive plans are important in order to attract and retain key personnel. We have granted share options in the past pursuant to an informal plan, and adopted a formal equity incentive plan for our employees in July 2007 for future grants. As a result of the issuance of options under these plans, we have in the past and expect in the future to incur share-based compensation expenses. We account for compensation costs for all share options, including share options granted to our directors and employees, using the fair value method and recognize the expense in our consolidated statement of operations in accordance with Statement of Financial Accounting Standard No. 123-R, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated memorandum and articles of association to be adopted when we become a public company is expected to include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares, including ordinary shares represented by ADSs, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors will have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors authorizes the issuance of preference shares, the market price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected. See “Description of Share Capital — Issuance of Additional Ordinary Shares or Preference Shares.”

Our directors will be divided into three classes with staggered terms of three years each, which means that shareholders can elect or remove only a limited number of our directors in any given year. The length of these terms could present an additional obstacle against the taking of action, such as a merger or other change of control, that could be in the interest of our shareholders. See “Description of Share Capital — Board of Directors.”

RISKS RELATING TO OUR INDUSTRY

The outsourcing trend in the preclinical and clinical stages of drug discovery and development may decrease, which could slow our growth.

The success of our business depends primarily on the number of contracts and the size of the contracts that we may obtain from pharmaceutical and biotechnology companies. Over the past several years, our business has benefited from increased levels of outsourcing by pharmaceutical and biotechnology companies of their drug discovery R&D activities. While industry analysts expect the outsourcing trend to continue for the next several years, a reversal or slowing of this trend could result in a diminished growth rate in the sales of one or more of our expected growth areas and adversely affect our business, financial condition, results of operations and prospects.

A reduction in R&D budgets at pharmaceutical and biotechnology companies may result in a reduction or discontinued use of our services, which may adversely affect our business.

Fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants could have a significant effect on the demand for our services. R&D budgets fluctuate due to changes in available resources, consolidation of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences R&D expenditures by pharmaceutical and biotechnology companies.

We may also be adversely affected in future periods by general economic or pharmaceutical and biotechnology industry downturns. If pharmaceutical and biotechnology companies discontinue or decrease the use of our services due to factors such as a slowdown in the overall U.S. or global economy, our revenues and earnings could be lower than we currently expect and our revenues may decrease or not grow at historical rates.

Changes in government regulation or in practices relating to the pharmaceutical or biotechnology industries, including potential health care reform could decrease the need for the services we provide.

Governmental agencies throughout the world, particularly in the United States, strictly regulate the drug R&D process. Our business involves helping pharmaceutical and biotechnology companies, among others, navigate the regulatory drug approval process. Changes in regulations, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, or an increase in regulatory requirements that we have difficulty satisfying or that make our services less competitive, could eliminate or substantially reduce the demand for our services.

In recent years, the U.S. Congress and state legislatures have considered various types of health care reform to control growing health care costs. Similar reform movements have occurred in parts of Europe and Asia. Implementation of health care reform legislation that contains costs could limit the profits that can be made from the development of new drugs. This could adversely affect R&D expenditures by pharmaceutical and biotechnology companies, which could in turn decrease the business opportunities available to us in the United States and other countries. We are unable to predict what legislative proposals will be adopted in the future, if any.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our drug discovery and development processes generate waste water, toxic and hazardous substances and other industrial wastes, we are required to comply with all national and local regulations in China regarding protection of the environment. We believe that we are in compliance with present material environmental protection requirements. Because the requirements imposed by environmental laws and regulations may change and more stringent regulations may be adopted in the future, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. In addition, the risk of accidental contamination or injury from these hazardous materials cannot be eliminated. If we fail to prevent contamination or injury, we could be liable for any resulting damages, which could have a material and adverse impact on our business, financial condition, results of operations and prospects.

Negative attention from special interest groups may impair our ability to operate our business efficiently.

The services that we provide our customers are essential to the drug discovery and development process, and are almost universally mandated by law. Some of the services we provide, or intend to provide in the future, involve the use of large and small animals, as well as non-human primates. Certain special interests groups categorically object to the use of animals for valid research purposes. Historically, our core research model activities with small animals have not been the subject of animal rights media attention, and as we expand our service biology offerings into toxicology, we anticipate that we will work extensively with large animals and non-human primates. However, research activities with animals have been the subject of adverse attention, with negative impact on our industry. Any negative attention or threats directed against our animal research activities in the future could impair our ability to operate our business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures which utilize laboratory animals (as has been advocated by certain groups), our business could be materially and adversely affected.

Any failure to comply with existing regulations and industry standards could harm our reputation and our business, financial condition, results of operations and prospects.

A number of governmental agencies or industry regulatory bodies in China, the United States and Europe, impose strict rules, regulations and industry standards as to how drug R&D should be conducted which apply to our customers and us. Any failure on our part to comply with existing regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. This could harm our reputation, our prospects for future work and our operating results. For example, if we were to treat research animals inhumanely and not in accordance with international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, or AAALAC, an accreditation we intend to pursue, AAALAC could revoke any such accreditation and the accuracy of our animal research data could be questioned. Furthermore, any material violation by us of standards for “good clinical practice,” known as GCP, “good laboratory practice,” known as GLP, or cGMP, in each case as determined by the U.S. Food and Drug Administration, or FDA, could cause our customers to terminate their contracts with us and thus materially and adversely affect our business, financial condition, results of operations and prospects.

For our client’s future drugs to be marketed in the United States, we may need to obtain clearance from the FDA and our operations will need to comply with FDA standards. Any adverse action by the FDA against us would negatively impact on our ability to offer our services to our customers and harm our business and prospects.

As we expand our service offerings, it is likely that we will need to obtain clearance by the FDA in the event that our customers’ clinical trials reach the stage of filing a New Drug Application, or NDA, with the FDA, to grant permission to market the drug in the United States. All facilities and manufacturing techniques used to manufacture drugs in the United States must conform to standards that are established by the FDA. The FDA may conduct scheduled periodic inspections of our facilities to monitor our compliance with regulatory standards. If the FDA finds that we have failed to comply with the appropriate regulatory standards, it may impose fines or take other actions against us or our customers, or we may no longer be able to offer our services to U.S. customers. The resulting corrective measures may be lengthy and costly. As a result, we may be unable to fulfill our contractual obligations. Any adverse action by the FDA would have a material and adverse impact on our reputation and our business, financial condition, results of operations and prospects. We may or may not obtain clearance from the FDA standards in the event that we are inspected, or maintain such clearance over time.

In providing our pharmaceutical and biotechnology R&D outsourcing services, we face health and safety liability and product liability risks.

In providing our services in connection with drug development, we face a range of potential liabilities which include risks that disease models and animals infected with diseases for research interests may be harmful, or even lethal, to themselves and humans despite preventive measures we take for the quarantine and handling of animals.

We also face product liability risks should the drugs we assist in developing be subject to product liability claims. We provide services in the development, testing and manufacturing of drugs that may ultimately be used by humans. If any of these drugs harm people, we may be required to pay damages to those persons. Damages awarded in a product liability action could be substantial and could have a material and adverse impact on our business, financial condition, results of operations and prospects.

New technologies or methodologies may be developed, validated and increasingly used in the global pharmaceutical and biotechnology R&D outsourcing industry that could reduce demand for some of our services.

The global pharmaceutical and biotechnology R&D outsourcing industry is constantly evolving, and we must keep pace with new technologies and methodologies in the industry to maintain our competitive position. For example, a new drug discovery method, known as “genome-to-drug-lead” approach, in which chemicals can be virtually screened against computer-predicted protein targets, could offer a solution to reduce labor requirements for chemists who experimentally search for drug leads, one of the most significant obstacles to drug discovery. The method may also allow chemists to better exploit the extensive availability of drug targets at the gene level, and ultimately improve the success of moving discoveries from the laboratory to actual patients.

As a result, we must continue to invest significant human and capital resources in R&D to enhance our technology and our existing services and introduce new services utilizing advanced technologies that customers will use. However, we may not be successful in adapting to or commercializing these new technologies if developed. New technologies could decrease the need for our existing technologies, and we may not be able to develop new service or technologies effectively or in a timely manner. Our failure to develop, enhance or adapt, to new technologies and methodologies could significantly reduce demand for our services and harm our business and prospects.

RISKS RELATED TO DOING BUSINESS IN CHINA

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

China currently has a dual tax system that contains one set of tax rules for PRC domestic enterprises and one for foreign investment enterprises, or FIEs. Though both domestic enterprises and FIEs are subject to the same income tax rate of 33%, there are various preferential tax treatments that are generally only available to FIEs, which results in the effective tax rates of FIEs being generally lower than those of domestic enterprises.

All of our PRC subsidiaries are FIEs that are eligible to receive certain preferential tax treatments, in the form of reduced tax rates and/or tax holidays pursuant to current PRC tax laws and regulations. WXPT is an FIE engaged in manufacturing businesses with a business term of over ten years and located in the Wuxi Taihu National Tourist Resort Zone, and as such its head office is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year of operation and a 12% enterprise income tax rate for the subsequent three years followed by a three-year 12% tax rate so long as it continues to qualify as an “advanced technology enterprise with foreign investment.” The Shanghai branch of WXPT located in Shanghai Waigaoqiao Free Trade Zone is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year of operation and a 7.5% enterprise income tax rate for the subsequent three years followed by a three-year 10% tax rate so long as WXPT continues to qualify as an “advanced technology enterprise with foreign investment.” SHPT is an FIE engaged in manufacturing businesses with a business term of over ten years and located in Shanghai Waigaoqiao Free Trade Zone, and as such it is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year of operation and a 7.5% enterprise income tax rate for the subsequent three years. Subject to confirmation by the local state tax bureaus, STA, TJPT and SZPT might be entitled to reduced tax rates and/or tax holidays from their first profitable year of operation.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law, or new EIT Law, which will take effect as of January 1, 2008. In accordance with the new EIT Law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment will be applied to both foreign invested and domestic enterprises. The new EIT Law also provides for transitional measures for enterprises established prior to the promulgation of the new EIT Law and eligible for lower tax rate preferential treatment in accordance with the then prevailing tax laws and administrative regulations. These enterprises will gradually become subject to the new, unified tax rate over a five-year period; enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the new EIT Law and until their preferential treatment expire. The preferential treatment period of enterprises which have not enjoyed any preferential treatments for the reason of not having made any profits, however, shall be deemed as starting from the implementation of the new EIT Law. In addition, under the new EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. The new EIT Law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our business, we should be classified as a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25%. Furthermore, under the new EIT Law, the exemption to the 20% withholding tax on dividends distributed by FIEs to their foreign investors under the current tax laws may no longer be available. See “— Risks Related to Doing Business in China — We rely principally on dividends and other distributions paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” Given that the new EIT Law has been promulgated only recently, its implementation has yet to be further clarified in practice. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays we enjoy.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.

Since inception, we have enjoyed either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for these financial incentives, which is subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for so long as we continue to receive these financial incentives, our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operating related factors we may otherwise experience. For example, we expect future margins on goods manufactured for export to be lower due to changes in China’s VAT system reducing the potential VAT credits on certain categories of goods from 13% to 5%.

Fluctuations in exchange rates have resulted and are expected to continue to result in foreign currency exchange losses and negatively impact our profitability.

In 2006, approximately 97% of our net revenues were generated from sales denominated in U.S. dollars, and a significant portion of our operating costs and expenses were denominated in Renminbi. As a result, fluctuations in exchange rates between U.S. dollars and Renminbi affect the relative purchasing power of our revenue, the proceeds of this offering and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China. As a result, from July 21, 2005 to July 20, 2007, the Renminbi has appreciated approximately 9.29% against the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We periodically purchase derivative financial instruments such as foreign exchange forward contracts to hedge our exposure to U.S. dollar — Renminbi currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Changes in China’s economic, political and social condition could adversely affect our business, financial condition, results of operations and prospects.

We conduct a substantial majority of our business operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us. Furthermore, the PRC government, through the People’s Bank of China, continues to implement interest rate increases to control the pace of economic growth. These measures may cause decreased economic activity in China, which in turn could adversely affect our business, financial condition, results of operations and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. By way of further example, although required by PRC law, many foreign-invested enterprises, including our PRC subsidiaries, have not historically obtained approvals from the National Development and Reform Commission or its counterparts, or NDRC, before receiving the approval from the Ministry of Commerce or its counterparts for their establishment. The NDRC has recently reiterated its position that the establishment of foreign-invested enterprises is subject to the NDRC’s approval, in addition to any other required PRC government approvals, but the legal consequence for failure to obtain the NDRC approval by those foreign-invested enterprises, including our PRC subsidiaries, is not prescribed under the current PRC law. As a result, these uncertainties together with any development or interpretation of the PRC law that is adverse to us could materially and adversely affect our business, financial condition, results of operations and prospects.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. The application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that because we completed our restructuring before September 8, 2006, the effective date of the new regulation, it is not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the New York Stock Exchange does not require CSRC approval. A copy of Commerce & Finance Law Offices’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 in connection with this offering, which is available at the SEC’s website at www.sec.gov.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval is required for this offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties, and a failure by our shareholders who are PRC residents to complete any required applications and filings pursuant to such regulations may prevent us from distributing profits and could expose us and our PRC resident shareholders to liability under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, has promulgated several regulations that require PRC residents to register with and/or obtain approvals from branches of SAFE in connection with their direct or indirect offshore investment activities. The SAFE regulation issued in October 2005, known as Notice 75, requires: (i) PRC residents to register with the local SAFE branch before establishing or controlling any offshore company, referred to as an “offshore special purpose company”, for the purpose of acquiring any assets or equities of PRC companies and raising funds from overseas; (ii) any PRC resident who is a shareholder of an offshore special purpose company to amend such shareholder’s SAFE registration with the relevant SAFE branch with respect to such company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China, and (iii) registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in such companies. In November 2005 and May 2007, SAFE promulgated certain implementing rules with respect to Notice 75, known as the Notice 75 Implementing Rules.

We have urged our shareholders who are PRC residents to make the necessary registrations and filings as required under these regulations, and these shareholders have made efforts to register their investments in our company with the local SAFE branch in Wuxi, China. However, the local SAFE branch in Wuxi declared that registrations under Notice 75 were not required from these shareholders. As Notice 75 Implementing Rules are relatively new, it remains unclear how Notice 75, and any future PRC legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant PRC government authorities, and whether the local SAFE branch in Wuxi correctly interpreted Notice 75 as to its application to certain of our shareholders. Therefore, we cannot assure you that all relevant shareholders have made and will make and obtain all applicable registrations or filings required by these regulations or other related legislation. Our PRC counsel has advised us that if any of our PRC shareholders fails to make any required SAFE registrations and amendments thereto, our ability to inject capital into our PRC subsidiaries may be limited, and our PRC subsidiaries may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, the failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our six operating subsidiaries in China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If any of our six subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC laws and regulations, each of our operating subsidiaries in China is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. A wholly foreign owned enterprise is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop contributing if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, it may, upon a board resolution, set aside certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. An equity joint venture enterprise is required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, percentage of which shall be determined by the board. As a result of these PRC laws and regulations, each of the operating subsidiaries in China is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. As a result of PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans, or advances. As of December 31, 2006, the restricted portion of their net assets amounted to US$21.0 million, which is composed of the registered capital and the statutory reserve of the PRC subsidiaries. Limitations on the ability of our operating subsidiaries in China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

In addition, under a new PRC tax law to be effective in January 2008, dividends from our PRC subsidiaries to us will be subject to a withholding tax at a rate of 20%. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Under China’s existing foreign exchange regulations, each of our subsidiaries in China is able to pay dividends in foreign currencies, without prior approval from SAFE or its local counterparts by complying with certain procedural requirements. However, the PRC government may take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one subsidiary borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts, and if we finance such subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our subsidiaries to obtain foreign exchange through debt or equity financing.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Any future outbreak of severe acute respiratory syndrome or avian flu in China, or similar adverse public health developments, may severely disrupt our business and operations.

Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently experienced incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business and may adversely affect our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any future outbreak of SARS, avian flu or similar adverse public health developments may have a material adverse effect on our business, financial condition, results of operations and prospects.

RISKS RELATING TO THIS OFFERING

An active trading market for our ADSs may not develop, which may result in a decline in the market price of our ADSs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected. We have applied to have our ADSs quoted on the New York Stock Exchange. A liquid public market for our ADSs may not develop. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and the price at which our ADSs trade after this offering may decline below the initial public offering price. As a result, investors in our ADSs may experience a decrease in the value of their ADSs regardless of our operating performance or prospects.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to you.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on stock markets in the United States. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenue, earnings and cash flow, announcements of new investments and cooperation arrangements or acquisitions, could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Recent volatility in global capital markets could lead to substantial losses to investors.

On February 27, 2007, the Shanghai Stock Exchange’s Composite Index dropped by 8.84%. This was immediately followed by drops in certain international stock exchange benchmarks, including, among others, the Dow Jones Industrial Average Index in the United States, the Hang Seng Index in Hong Kong and the Nikkei 225 Stock Average in Japan. The trading prices for our ADSs may be materially and adversely affected by the performance and fluctuations of such benchmarks. Additionally, volatility in global capital markets may affect overall investor sentiment towards our ADSs, which could also negatively affect the trading prices for our ADSs.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their trading price and could materially impair our future ability to raise capital through offerings of our ADSs.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

There will be 476,400,000 ordinary shares outstanding immediately after this offering, or 492,226,776 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full. In addition, as of the date of this prospectus, there were outstanding options to purchase 63,227,500 ordinary shares, 24,228,500 of which were exercisable as of that date, 46,861,350 ordinary shares reserved for issuance under our employee share option plans, and 30,361,336 ordinary shares issuable upon conversion of outstanding convertible notes, assuming the initial public offering price of US$12.00 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus. All of the ADSs sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act, or Rule 144. The 396,400,000 ordinary shares outstanding prior to this offering (assuming the conversion of all outstanding preference shares into ordinary shares) are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 or another exemption from registration.

In connection with this offering, we, our directors, executive officers and certain of our existing shareholders have agreed, among other things, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the New York Stock Exchange. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Restrictions on our operations contained in convertible notes may limit the manner that we may conduct our business, including the payment of dividends to our shareholders.

On February 9, 2007, we issued US$40 million in convertible notes to a consortium of investors. These notes contain restrictions on our major corporate actions that may limit the manner in which we conduct our business, including the payment of dividends to our shareholders. For so long as at least 50% of the initial principal amount of all of the notes is outstanding, we may not take any of the following actions without the prior written consent of a majority in interest of the noteholders:

•

redeem any of our equity securities if the amount of such redemptions, when aggregated with all other redemptions of equity securities during the period from the date of the issuance of the notes to the date of such redemption, exceeds US$2,500,000;

•	pay, in whole or in part, of any indebtedness for borrowed money, other than all present and future bank and purchase money loans, equipment financings and equipment leasings; or

•

declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment is made in accordance with the terms of the notes.

As the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$8.76 per ADS (assuming no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net tangible book value per ADS as of March 31, 2007, after giving effect to this offering and the initial public offering price of US$12.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus). In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. All of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We are a Cayman Islands company, and you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Moreover, as a non-U.S. company with foreign private issuer status, we have been exempted from, and you are not provided with the benefits of, some of the New York Stock Exchange corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a foreign private issuer.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our operations are conducted in the PRC. In addition, many of our directors and officers are nationals and/or residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not resident in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforcement of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or lose value.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you cash dividends or other distributions it or its custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, in the foreseeable future. See “Dividend Policy.”

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

To the extent you hold certificated ADRs rather than holding ADSs through your bank, broker or other nominee through the Depositary Trust Company, your ADSs represented by ADRs will be transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and will close its books on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of or circumstance permitted by the deposit agreement.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to” “may,” “plan,” “should,” “will,” “aim,” “potential,” “continue,” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the pharmaceutical and biotechnology outsourcing industry in China and internationally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	competition in the pharmaceutical and biotechnology outsourcing industry;

•	PRC governmental policies and regulations relating to the pharmaceutical and biotechnology outsourcing industry; and

•	general economic and business conditions in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Recent Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and other sections in this prospectus.

The forward-looking statements are made as of the date of this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Market Data and Forecasts

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our or our affiliates’ behalf.

This prospectus also contains data related to the global pharmaceutical and biotechnology outsourcing industry. These market data include estimates and projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ significantly from the projections. For example, the global pharmaceutical and biotechnology outsourcing market may not grow at the rate projected by market data, or at all. In addition, the rapidly changing nature of the pharmaceutical and biotechnology outsourcing industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.

OUR CORPORATE STRUCTURE

We are a Cayman Islands holding company and conduct substantially all of our business through our six operating subsidiaries in China. We own 100% of the equity of all our six operating subsidiaries, directly or indirectly, through WuXi PharmaTech (BVI) Inc., or WXPT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004, with no significant assets and or operations of its own. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

Substantially all of our business is conducted in the PRC through our primary operating subsidiary, WuXi PharmaTech Co., Ltd., or WXPT, which was established in December 2000 in Wuxi, China. Immediately prior to becoming a wholly-owned subsidiary of WXPT BVI, WXPT was an equity joint venture held by three immediate shareholders: (i) ChinaTechs Inc., or ChinaTechs, a company owned and controlled by our founders and certain of our shareholders, Dr. Ge Li, Dr. Ning Zhao, Mr. Xiaozhong Liu, Mr. Tao Lin, Mr. Zhaohui Zhang, Mr. Peng Li and Mr. Walter Greenblatt, (ii) Jiangsu Taihushui Group Company, or THS, incorporated in the PRC, and (iii) Dr. John J. Baldwin, one of our directors until July 2007, each of whom held 55.54%, 39.46% and 5% equity interests in WXPT, respectively. In March 2001, WXPT established a Shanghai branch, known as WXPT Shanghai Branch, in Shanghai Waigaoqiao Free Trade Zone.

To effect our offshore reorganization, effective July 13, 2005, WXPT BVI and WXPT’s shareholders, together with new third party investors, undertook a series of interrelated transactions whereby WXPT BVI: (i) issued 155,500,000 and 14,000,000 ordinary shares to ChinaTechs and Dr. John J. Baldwin, respectively, in exchange for approximately 60.54% of the outstanding equity interests in WXPT, (ii) issued to the new third party investors 30,940,000 Series A preference shares for US$2,210,000 in cash, (iii) issued 79,560,000 ordinary shares, or approximately 28.41% of the outstanding equity interests of WXPT BVI, to the new investors to be held for the benefit of THS shareholders, and (iv) acquired THS’s remaining interest in WXPT, representing 11.05% of WXPT’s outstanding equity interests, for US$2,210,000 in cash. After the reorganization, WXPT BVI owned 100% of the equity of WXPT. The new investors agreed to temporarily hold the 79,560,000 ordinary shares on behalf of THS shareholders to facilitate the reorganization. As a PRC company with PRC nationals as shareholders, neither THS nor its shareholders were initially able to take title to WXPT BVI’s ordinary shares in a timely manner due to PRC law. In October 2006, the ordinary shares held for the benefit of the THS shareholders were transferred to Rexbury, a Hong Kong company established by the shareholders of THS.

We have five other operating subsidiaries in which we, directly and indirectly, hold a combined 100% equity interest. In 2002 and 2003, WXPT established two domestic subsidiaries, Shanghai PharmaTech Co., Ltd., or SHPT, and Shanghai SynTheAll Pharmaceutical Co., Ltd., or STA. WXPT held a 90% equity interest in each of SHPT (with the remaining 10% equity interest held by Wuxi Century Biology Company) and STA (with the remaining 10% equity interest held by SHPT). Through a series of restructurings in 2006, WXPT BVI then acquired a 30% equity interest in each of SHPT (with the remaining 70% equity interest held by WXPT) and STA (with the remaining 70% equity interest held by SHPT), respectively. As a result, SHPT and STA were converted from purely domestic companies into equity joint ventures. WXPT BVI wholly owns, directly or indirectly, three additional subsidiaries: (i) Shanghai PharmaTech Chemical Technology Co., Ltd., or SHCT, located in Shanghai, which was established in January 2006 and in which WXPT BVI holds a 30% equity interest and SHPT holds a 70% equity interest, (ii) Tianjin PharmaTech Co., Ltd., or TJPT, located in Tianjin, which was established in June 2006 in which WXPT BVI holds a 45% equity interest and WXPT holds a 55% equity interest in TJPT, respectively, and (iii) Suzhou PharmaTech Co., Ltd., or SZPT, located in Suzhou, which was established in October 2006 and in which WXPT BVI holds a 53.33% equity interest and WXPT holds a 46.67% equity interest. We are in the process of dissolving SHCT due to inactivity.

We undertook a separate restructuring in anticipation of our initial public offering, involving a holding company we incorporated in the Cayman Islands on March 16, 2007. This holding company became our ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXPT BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXPT BVI.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries as of the date of this prospectus:

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$107.8 million, or approximately US$129.9 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$12.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus). We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We intend to use the net proceeds we receive from this offering as follows:

•	up to an aggregate of approximately US$40 million for the expansion of our Jinshan facility,

•	up to an aggregate of approximately US$40 million for the construction of a preclinical drug safety evaluation center in Suzhou, and

•	the balance for general corporate purposes, including working capital, acquisitions and expansion of our service offerings.

We do not currently have any agreements or understandings to make any acquisitions of, or investments in, other businesses. We may use the proceeds to fund, through loans or capital contributions, operations of our China operating subsidiaries in the future if they require additional cash resources. Any loans to our operating subsidiaries in China, because each is an FIE, cannot, in the aggregate, exceed the difference between their respective approved total investment amount and their respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, which could result in a delay in the process of making these loans. See “Risk Factors — Risks Related to Doing Business in China — Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties, and a failure by our shareholders who are PRC residents to complete any required applications and filings pursuant to such regulations may prevent us from distributing profits and could expose us and our PRC resident shareholders to liability under PRC law” and “— PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

The foregoing represents our intentions with respect of the use and allocation of the net proceeds from this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion in applying the net proceeds from the offering. Unforeseen events or changed business conditions may result in application of the proceeds from this offering in a manner other than as described in this prospectus. See “Risk Factors — Risks Relating to this Offering — We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

Pending their use, we intend to invest the net proceeds from this offering in short-term, interest bearing, debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. In particular, it is possible that we may become a passive foreign investment company for U.S. federal income tax purposes, which could result in negative tax consequences for you. See “Risk Factors — Risks Relating to Our Business — We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders” and “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company.”

DIVIDEND POLICY

We intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our six operating subsidiaries in China, namely, WXPT, SHPT, STA, SHCT, TJPT and SZPT. Each of the operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. WXPT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, it may, upon a board resolution, set aside certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other five operating subsidiaries are equity joint ventures which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, percentage of which shall be determined by the board. Further, if any subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See “Risk Factors — Risks Related to Doing Business in China — We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Furthermore, our outstanding convertible notes contain restrictions on our major corporate actions that may limit the manner that we may conduct our business, including the payment of dividends to our shareholders. For so long as at least 50% of the initial principal amount of all of the notes is outstanding, we may not, without the prior written consent of a majority in interest of the noteholders, declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment is made in accordance with the terms of the notes. See “Risk Factors — Risks Relating to this Offering — Restrictions on our operations contained in convertible notes may limit the manner that we may conduct our business, including the payment of dividends to our shareholders.”

We paid no dividends in 2004. Our primary operating subsidiary in China, WXPT, declared a cash dividend of US$2.4 million in 2005 to its then-current shareholders. We declared and paid a cash dividend of US$6.0 million in 2006 to our shareholders. We paid no dividends in the first quarter of 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities.”

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical. See “Description of American Depositary Shares — Share Dividends and Other Distributions.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•

on an as adjusted basis to give effect to: (i) the automatic conversion of all 216,498,550 of our Series A, Series B and Series C preference shares outstanding as of March 31, 2007 into 216,498,550 ordinary shares upon completion of this offering, and (ii) the issuance and sale by us of 10,000,000 ADSs offered in this offering at an assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us; and

•

on a pro forma basis to give effect to: (i) the automatic conversion of all 216,498,550 of our Series A, Series B and Series C preference shares outstanding as of March 31, 2007 into 216,498,550 ordinary shares upon completion of this offering, (ii) the conversion of up to 30,361,336 ordinary shares (assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus) reserved for issuance pursuant to outstanding convertible notes issued on February 9, 2007 and (iii) the issuance and sale by us of 10,000,000 ADSs offered in this offering at an assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted	Pro Forma
	(in millions of US$, except for share and per share data)
Short term bank borrowings, including current portion of long-term debt	$4.5	$4.5	$4.5
Long-term debt, excluding current portion	5.8	5.8	5.8
Convertible note	40.6	40.6	—
Mezzanine equity:
Convertible redeemable Series A, Series B and Series C preference shares ($0.0002 par value: 250,000,000 shares authorized and 216,498,550 shares issued and outstanding, actual; and none pro forma)	100.7	—	—
Shareholders’ equity (deficit):
Ordinary shares ($0.02 par value: 550,000,000 shares authorized and 197,901,450 shares issued and outstanding(1), actual; 476,400,000 shares issued and outstanding(1), as adjusted; and 506,761,336 shares issued and outstanding(1), pro forma)	4.0	9.9	10.5
Additional paid-in capital	36.4	239.0	279.0
Retained earnings (accumulated deficit)	(85.2)	(85.2)	(85.2)
Accumulated other comprehensive income	2.1	2.1	2.1
Less 18,000,000 treasury shares, at cost	(0.4)	(0.4)	(0.4)
Total shareholders’ equity (deficit)(2)	(43.1)	165.4	206.0
Total capitalization(2)	108.5	216.3	216.3

(1)

Excludes 61,445,000 ordinary shares issuable upon exercise of outstanding options granted pursuant to our prior employee share option grants as of March 31, 2007, 150,000 and 2,150,000 shares issuable upon exercise of options granted in May and August 2007, respectively, 816,950 options reserved for future issuance and 46,044,400 ordinary shares reserved for future issuance under our 2007 Employee Share Incentive Plan.

(2)

Assuming the number of ADSs sold by us in the offering remains the same as set forth on the cover page, a US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the total capitalization by approximately US$9.3 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the initial public offering price per ordinary share underlying the ADSs substantially exceeding the book value per ordinary share attributable to our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2007 was approximately US$57.0 million, or US$0.29 per ordinary share outstanding at that date, and US$2.30 per ADS. Net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding preference shares into ordinary shares upon completion of this offering, from the assumed initial public offering price per ordinary share, which is the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2007, other than to give effect to (i) the issuance and sale by us of the 10,000,000 ADSs offered in this offering at the assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated price range shown on the front cover of this prospectus, with estimated net proceeds of approximately US$107.8 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the conversion of up to 30,361,336 ordinary shares (assuming an initial public offering price of US$12.00 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus) reserved for issuance pursuant to outstanding convertible notes issued on February 9, 2007, and (iii) automatic conversion of all 216,498,550 of our Series A, Series B and Series C preference shares outstanding as of March 31, 2007 into 216,498,550 ordinary shares upon completion of this offering, our pro forma net tangible book value at March 31, 2007 would have been US$205.4 million, or US$0.41 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$3.24 per ADS. This represents an immediate increase in pro forma net tangible book value of US$0.12 per ordinary share, or US$0.94 per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of US$1.09 per ordinary share, or US$8.76 per ADS, to new investors in this offering. The following table illustrates this per ordinary share dilution:

US$
Assumed initial public offering price per ordinary share	1.50
Net tangible book value per ordinary share at March 31, 2007	0.29
Increase in net tangible book value per ordinary share attributable to this offering	0.12
Net tangible book value per ordinary share after the offering	0.41
Dilution in net tangible book value per ordinary share to new investors in the offering	1.09
Dilution in net tangible book value per ADS to new investors in the offering	8.76

A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) (i) net tangible book value per share by US$0.15 and (ii) dilution per share by US$0.85, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other operating expenses.

The following table summarizes the number of ordinary shares purchased from us as of March 31, 2007, the total consideration paid to us and the average price per ordinary share paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the initial public offering price of US$12.00 per ADS and without giving effect to underwriting discounts and commissions and other estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration		Average Price Per Ordinary Share Equivalent	Average Price Per ADS Equivalent
	Number		Percent	Amount	Percent

Existing shareholders	426,761,336	(1)	84.2%	$145,321,197	54.8%	$0.34	$2.72
New investors	80,000,000		15.8	120,000,000	45.2	1.50	12.00

Total	506,761,336		100.0%	$265,321,197	100%	$0.52	$4.19

(1)

Assumes automatic conversion of all of our outstanding preference shares into ordinary shares upon completion of this offering and the conversion of up to 30,361,336 ordinary shares of the outstanding convertible note issued on February 9, 2007.

The discussion and tables above also assume no exercise of any outstanding share options. As of March 31, 2007, there were 61,445,000 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$0.035 per share, and there were additional ordinary shares available for future issuance upon the exercise of future grants under our 2007 Employee Share Incentive Plan.

EXCHANGE RATES

This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB7.7232 to US$1.00, the noon buying rate in New York, New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 30, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 23, 2007, the noon buying rate was RMB7.5652 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
2002	8.2800	8.2770	8.2700	8.2800
2003	8.2767	8.2772	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007
January	7.7714	7.7876	7.7705	7.8127
February	7.7410	7.7502	7.7410	7.7632
March	7.7232	7.7369	7.7232	7.7454
April	7.7090	7.7247	7.7090	7.7345
May	7.6516	7.6773	7.6463	7.7065
June	7.6120	7.6333	7.6120	7.6680
July (period through July 23, 2007)	7.5652	7.5793	7.5580	7.6055

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated income statement data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. Our selected consolidated balance sheet data as of December 31, 2004 were derived from our audited consolidated financial statements that are not included in this prospectus. Our selected consolidated financial information for the years ended December 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. Our selected consolidated income statement data for each of the three month periods ended March 31, 2006 and 2007 and selected consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Results for the three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the full year. You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in millions of US$, except per share data)
Consolidated Income Statement Data:
Net revenues:
Laboratory services	$3.1	$7.8	$16.4	$29.4	$59.8	$8.9	$21.7
Manufacturing	*	1.9	4.5	4.4	10.1	3.9	12.1

Total	3.1	9.7	20.9	33.8	69.9	12.8	33.8

Cost of revenues:
Laboratory services	(1.3)	(3.7)	(7.9)	(12.8)	(26.5)	(3.6)	(10.8)
Manufacturing	*	*	(1.4)	(2.7)	(9.1)	(3.8)	(7.3)

Total	(1.3)	(3.7)	(9.3)	(15.5)	(35.6)	(7.4)	(18.1)

Gross profit	1.8	6.0	11.6	18.3	34.3	5.4	15.7

Operating expenses:
Selling and marketing expenses	(0.3)	(0.7)	(0.7)	(1.0)	(1.9)	(0.2)	(0.7)
General and administrative expenses	(1.3)	(3.5)	(5.9)	(8.5)	(22.3)	(3.7)	(9.1)

Total	(1.7)	(4.2)	(6.6)	(9.5)	(24.2)	(3.9)	(9.8)

Operating income	0.2	1.8	5.0	8.8	10.1	1.5	5.9

Other income	*	*	0.6	0.3	0.5	*	0.8
Other expenses	*	*	*	(0.6)	(0.5)	*	*
Interest expense	*	(0.1)	(0.6)	(1.3)	(1.1)	(0.4)	(0.7)
Interest income	*	*	*	*	0.3	*	*

Income before income taxes	0.2	1.7	5.0	7.2	9.3	1.1	6.1
Income tax expense	*	*	(0.7)	(1.1)	(0.4)	(0.3)	(0.1)

Net income(1)	$0.2	$1.7	$4.3	$6.1	$8.9	$0.8	$6.0

Basic earnings (loss) per share(2)	$0.00	$0.01	$0.02	$(0.00)	$(0.15)	$0.00	$(0.01)

Diluted earnings (loss) per share(2)	$0.00	$0.01	$0.02	$(0.00)	$(0.15)	$0.00	$(0.01)

Dividends declared per ordinary share	$—	$0.00	$—	$0.01	$0.02	$—	$—

Dividends declared per preference share	$—	$—	$—	$—	$0.00	$—	$—

*	Less than US$50,000.
(1)

Including total share-based compensation charges of approximately US$0 in 2004, US$3.1 million in 2005, US$8.4 million in 2006 and US$0.3 million and US$3.4 million in the first quarter of 2006 and 2007, respectively, allocated as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in millions of US$)
Cost of revenues	—	$0.4	$0.5	$0.1	$1.1
General and administrative expenses	—	2.7	7.9	0.2	2.3

(2)	The following table sets forth the computation of basic and diluted earnings (loss) for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in millions of US$)
Net income	$4.3	$6.1	$8.9	$0.8	$6.0
Deemed dividend on issuance and repurchase of preference shares	—	(4.0)	(24.1)	—	(7.6)
Deemed dividend for beneficial conversion feature	—	(2.2)	(19.2)	—	—
Dividend on preference share	—	—	(0.7)	—	—
Amounts allocated to preference shares for participating rights to dividends	—	*	—	(0.1)	—

Income (loss) attributable to holders of ordinary shares—basic and diluted	$4.3	$(0.1)	$(35.1)	$0.7	$(1.6)

*	Less than US$50,000.

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2007
	(in millions of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2.6	$2.0	$3.3	$4.9	$9.7	$49.5
Total current assets	4.6	5.8	9.0	14.5	36.7	79.7
Total assets	7.6	16.8	28.6	40.9	85.7	133.8
Total current liabilities	3.9	6.6	11.7	18.4	30.6	28.6
Total liabilities	3.9	11.4	19.0	23.6	37.5	76.2
Mezzanine equity	—	—	—	6.1	49.1	100.7
Total shareholders’ equity (deficit)	3.7	5.4	9.6	11.2	(0.9)	(43.1)
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$7.6	$16.8	$28.6	$40.9	$85.7	$133.8

RECENT DEVELOPMENTS

We recently completed the quarter ended June 30, 2007. Our unaudited operating results for that period include the following:

•	net revenues of $30.2 million;

•	gross profit of $15.3 million;

•	operating income of $7.5 million; and

•	net income of $7.1 million.

The general operating conditions prevailing during the second quarter of 2007 were generally consistent with those in the first quarter of 2007 and prior years.

Second quarter 2007 net revenues reflects (i) laboratory services net revenues of $25.1 million, compared to $21.7 million in the first quarter of 2007 and $12.4 million in the second quarter of 2006; and (ii) manufacturing net revenues of $5.1 million, compared to $12.1 million in the first quarter of 2007 and $2.7 million in the second quarter of 2006. The increase in net laboratory services revenues reflects our historical trend of increasing laboratory services revenues as we increased the number of projects and expanded our laboratory service offerings. Our manufacturing services, which are prone to fluctuation principally based on customer delivery schedules, have generally increased on an annualized basis as we have expanded and ramped up our manufacturing capabilities. Reflecting such fluctuations, manufacturing revenues in the first quarter of 2007 were substantially higher than the second quarter of 2007 primarily due to the delivery of manufactured goods to one major customer in accordance with its delivery schedule. We expect these fluctuations in revenues from our manufacturing business to continue for the remainder of 2007. During the second quarter of 2007, our deferred revenue balance increased by approximately $7.6 million, primarily in connection with our receipt of $6.2 million from a customer for manufactured products which we completed but could not ship to the customer pending its receipt of required regulatory licenses.

Second quarter 2007 gross profits reflects (i) laboratory services cost of revenues of $11.8 million, compared to $10.9 million in the first quarter of 2007 and $5.7 million the second quarter of 2006, respectively; and (ii) manufacturing cost of revenues of $3.2 million, compared $7.3 million in the first quarter of 2007 and $2.4 million in the second quarter of 2006, respectively. Second quarter 2007 gross profit margin is approximately 51% compared to approximately 46% in both the first quarter of 2007 and the second quarter of 2006. This increase reflects primarily (i) as compared to the first quarter of 2007, improvements in gross margins driven by cost of raw material savings and (ii) as compared to manufacturing gross margins of approximately 38% in the second quarter of 2007, manufacturing gross margins were approximately 11% in the second quarter of 2006 as at that time we had expanded our manufacturing capacity but had not yet ramped up production.

Second quarter 2007 income from operations reflects operating expenses generally in line with recent quarters, except that second quarter 2007 share-based compensation expenses of $1.4 million are approximately $1.9 million lower than in the first quarter of 2007. We recognize share-based compensation charges on a monthly basis as our options vest. During 2006, we granted a number of options but did not establish the option exercise price and therefore were unable to recognize any related share-based compensation in 2006 although the options were subject to vesting. In the first quarter of 2007, we confirmed the option exercise price for these options, causing us to recognize in full share-based compensation for those options from the grant date.

We prepared the foregoing unaudited financial information on the same basis as our audited financial statements. The unaudited financial information provided above includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarter ended June 30, 2007. Our results for the quarter ended June 30, 2007 may not be indicative of our full year results for 2007 or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in the prospectus for information regarding trends and other factors that may influence our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the sections entitled “Summary Consolidated Financial Data” and “Selected Consolidated Financial Data” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leading China-based pharmaceutical and biotechnology R&D outsourcing company. We provide a broad and integrated portfolio of laboratory and manufacturing services in the drug discovery and development process to pharmaceutical and biotechnology companies. Our services are designed to help our customers address the bottleneck between the discovery of therapeutic targets and the testing of drug candidates in human clinical trials. Our operations are grouped into two segments: laboratory services, consisting of discovery chemistry, service biology, analytical, pharmaceutical development and process development services, and manufacturing, focusing on manufacturing of advanced intermediates and APIs. Prior to 2007, our net revenues were derived principally from our discovery chemistry services in our laboratory segment and the sale of advanced intermediates and APIs in our manufacturing segment.

Our net revenues increased from US$20.9 million in 2004 to US$33.8 million in 2005 and US$69.9 million in 2006, representing a two-year CAGR of 83%, and a year-over-year growth rate of 107% from 2005 to 2006, and increased from US$12.8 million in the first quarter of 2006 to US$33.8 million in the first quarter of 2007, a growth of 165%. Our net income increased from US$4.3 million in 2004 to US$6.1 million in 2005 and US$8.9 million in 2006 (including total share-based compensation charges of approximately US$0 in 2004, US$3.1 million in 2005 and US$8.4 million in 2006), representing a two-year CAGR of 44%, and a year-over-year growth rate of approximately 44% from 2005 to 2006, and increased from US$0.8 million in the first quarter of 2006 to US$6.0 million in the first quarter of 2007 (including total share-based compensation charges of US$0.3 million in the first quarter of 2006 and US$3.4 million in the first quarter of 2007). Our gross margins were 55.7% in 2004, 54.1% in 2005, 49.1% in 2006 and 46.3% in the first quarter of 2007. Our historical growth has been attributable primarily to an increase in the number of our customers and resulting projects, expansion of our capabilities, an increase in our service offerings along the drug discovery value chain and the continued development of our existing customer base towards long-term, integrated service contracts. In 2006, we provided our services to 70 pharmaceutical and biotechnology customers, including nine of the top 10 pharmaceutical companies in the world, as measured by 2006 total revenues. We had 533, 890, 1,843 and 1,972 employees as of December 31, 2004, 2005 and 2006, and May 31, 2007, respectively.

We have benefited significantly from growth in the global pharmaceutical and biotechnology outsourcing industry. This growth is being driven by the need to increase the speed and lower the cost of drug development, unmet medical needs of an ageing population, technological innovations that are increasing the conversion of lead candidates to drugs, increasing regulatory and safety standards, and the demands of the biotechnology industry. In response, many large pharmaceutical and biotechnology companies are “offshoring” and/or outsourcing R&D activities to regions with significant resource and cost advantages, such as China. Advantages offered by China include a large talent pool in the chemistry, biology and medical sciences and other related fields, relatively low-cost labor and capital expenditures, a developed infrastructure and favorable government incentives providing for utility, land and tax advantages.

We intend to focus in the near term on successfully expanding our service capabilities in chemistry, service biology and manufacturing. Beginning in 2007, we began to offer preclinical development services, such as

DMPK, general toxicology services, as well as pharmaceutical development services and manufacturing of clinical trial materials. We also intend to expand our capacity and facilities. We recently opened our Tianjin facility, adding approximately 130,000 square feet of R&D space, and began the expansion of our Jinshan plant to quadruple the manufacturing capacity of the plant. We are planning to construct a preclinical drug safety evaluation center in Suzhou, which we plan to inaugurate in 2009.

We expect our manufacturing segment, which typically has a significantly lower gross margin than our laboratory services segment, will represent an increasing percentage of our net revenues in 2007 and beyond and consequently may result in our reporting a lower overall gross margin. Moreover, we expect that the anticipated manufacturing projects at our expanded Jinshan facility will result in even lower margins as we evolve our business from small-scale, discrete projects to large scale, higher-volume projects. We also expect our margins on manufactured drug products to be adversely impacted by changes effective July 1, 2007 in the PRC’s value-added tax, or VAT, credit system. These changes will result in higher manufacturing costs of revenue to the extent we are unable to charge our end-user customers the VAT payable on manufactured drug products sold to them. Historically, VAT amounts we were required to pay were not significant and, consequently, we did not pass along VAT to our customers. Despite the potential for lower margins, we believe that a broader manufacturing business adds to the stability and predictability of our revenues and enables us to continue to grow our net income. Revenues in our manufacturing segment are prone to quarterly fluctuation, principally based on the delivery schedules of our customers, which vary from period to period.

Our longer term goal is to become a leading full service provider of drug discovery and development outsourcing services to the global pharmaceutical and biotechnology industry. To achieve our objectives, we intend to focus on our core competencies by continuing to provide services along the drug discovery value chain and delivering new, innovative solutions to meet our customers’ needs, while maintaining our customers’ trust through quality, responsive, value-added services and protection of their intellectual property. Related challenges include our ability to successfully expand our manufacturing capabilities, adapt our business to industry trends, diversify our customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of our major customers, and continue to compete effectively in our industry, which may subject us to increasing pricing pressure and reduce the demand for our services. To address these challenges, among other things, we regularly evaluate our relationship with and satisfaction of our customers. In turn, as appropriate, we adjust our service offerings, sales and marketing efforts and business strategy.

Net Revenues

Our net revenues represent our total revenues from operations, less sales taxes.

Laboratory services

We offer our laboratory services on a fee-for-service basis, FTE basis or a combination thereof. From an operational perspective, there is no difference between our scientists and other employees that work on an FTE basis and those that work on a fee-for-service basis: all are our full-time employees.

We derive FTE-based revenues primarily from our discovery chemistry services. An FTE arrangement differs from conventional fee-for-service arrangements in that a team of company scientists is dedicated to the specific needs of an individual customer for a period of time. The customer pays a fixed rate per FTE regardless of the workload, overtime or how the assignment may change, as determined in each contract, and generally includes the materials costs incurred. While our per-FTE fixed rate has remained relatively stable over time, our underlying labor costs per scientist have increased in line with overall increases in labor costs in China, which has resulted in pressure on our margins. A significant portion of our laboratory services revenues has been derived from the growth of our FTE-based contracts as we have increased both our number of customers and the scope of services we provide to existing customers; however, we expect to decrease such portion in the future as we expand into higher margin areas, such as service biology, which we intend to pursue increasingly on a fee-for-service basis. We also expect to secure more multi-year contracts with our customers in the future, which we believe will add to the stability and predictability of our revenues.

We derive fee-for-service revenues primarily from our discovery chemistry services. A significant portion of our net revenues from these projects are contingent on success and are often structured as fixed price or fee-for-service with a cap.

We also derive limited revenues from our service biology, pharmaceutical development, analytical and process development services, on a combination of FTE and fee-for-service basis. Although revenues from these new services represented an aggregate of only 1.1%, 1.8% and 1.1% of our total net revenues in 2004, 2005 and 2006, respectively, we expect that these activities will increasingly contribute to the growth of our business, in particular as our service biology offerings gain traction with our customer base.

Manufacturing

We derive manufacturing revenues from manufacturing of advanced intermediates and APIs on a fee-for-service basis. Prior to the construction of our primary manufacturing facility in Jinshan, we leased a facility in Taizhou for our manufacturing needs. We terminated this lease in mid-2004. In 2004, we completed the construction of our Jinshan facility, and in 2005 our major customers performed audits to determine that our facilities met internal customer standards. As a result, we experienced in 2006 a surge in manufacturing revenues. Since that time, revenues in our manufacturing segment have been, and are expected to continue to be, prone to significant quarterly fluctuation, principally based on the delivery schedules of our customers. Generally speaking, we expect that our manufacturing revenues will fluctuate with the orders we fill. For example, we expect that revenues in our manufacturing segment in the second quarter of 2007 will be less than half of the revenues in our manufacturing segment in the first quarter of 2007, due to the delivery schedules of our customers in the first part of 2007. Primarily to serve the process development and manufacturing needs of one of our major customers, Vertex, we are expanding our Jinshan facility to quadruple the manufacturing capacity of the plant. We expect to allocate up to an aggregate of approximately US$40 million of the net proceeds from this offering to this expansion project and expect it to account for a significant portion of our capital expenditures for 2007 and 2008.

Substantially all of our total net revenues over the last three fiscal years were generated from sales to customers located in the United States.

Cost of revenues

Laboratory services

Cost of laboratory services consists primarily of (i) labor, which includes salaries and associated benefits of employees involved in the provision of laboratory services, such as bonuses, (ii) raw materials, which include catalysts, solutions, reagents and solvents and lab supplies, and (iii) overhead, which includes primarily the allocated costs of the internal support component of our analytical services department; our health, safety, environmental, quality control, quality assurance, engineering, warehouse and procurement departments, as well as direct depreciation and associated direct expenses and staff salaries and benefits associated with each such department; depreciation for our primary facility in Shanghai Waigaoqiao Free Trade Zone and property, plant and equipment; and utilities.

Labor is a significant component of our cost of laboratory services and therefore an important factor affecting our profitability. We expect labor costs to increase as a percentage of total net revenues over time due to overall rising labour costs, which we expect to be partially offset by efficiencies gained by our scientists and by entering into higher margin services. Overall, we expect labor costs to increase substantially in absolute terms: to meet our anticipated growth needs, we anticipate that we will hire a significant number of employees during 2007, increasing our headcount substantially.

As we expand our service biology department and our toxicology offerings, we expect that the overall costs related to providing these services to become more significant. Overall, we are taking steps to reduce raw materials costs, such as improving the efficiency of our scientists’ use of such materials.

Manufacturing

Cost of manufacturing services consists primarily of (i) overhead, (ii) raw materials used in manufacturing and (iii) VAT taxes payable to the extent not charged to our customers. We expect overhead costs to increase primarily as a result of depreciation of our expanded Jinshan manufacturing facility. We expect raw materials costs to increase significantly in absolute terms as our manufacturing business expands, offset in part by economies of scale derived from better bargaining power and volume discounts associated with larger purchases. We expect our net VAT costs to increase following changes effective July 1, 2007 to the VAT credit system, to the extent we are unable to pass along the increased costs to our customers.

Cost of revenues also includes an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform. See “— Critical Accounting Policies — Share-Based Compensation Expenses.”

Gross Profit and Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Changes in our gross profit and margin from period to period are primarily driven by our service mix and pricing, as well as exchange rate variations. We expect our gross margin to continue to face pressure as a result of the anticipated growth of our manufacturing segment, which is a volume-based business and typically has a significantly lower gross margin than our other services, as a larger component of our service mix, as well as increased VAT costs on manufactured goods and the anticipated appreciation of the Renminbi relative to the U.S. dollar. We expect to offset this pressure on our gross margin to a certain extent by concurrently expanding our laboratory services segment into higher margin areas such as our preclinical and service biology offerings.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of export agent fees and freight charges related to samples and products shipped to our customers and salaries and benefits for our customer service department. We expect that our selling and marketing expenses will continue to decrease as a percentage of sales as these costs are relatively fixed and do not increase in direct proportion to net revenues. In the future, we anticipate our sales and marketing expenses may increase as we build sales and marketing teams in the U.S., Europe and Japan. In the future, we expect that selling and marketing expenses will include an allocation of share-based compensation charges based on the nature of the work which certain employees were assigned to perform.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare funds, plus bonuses and profit sharing amounts, for senior management, and all employees in our administration departments including finance, human resources, executive office, legal, information technology and public/investor relations; legal counseling and auditing fees; depreciation and amortization of our land use rights and intangible assets. General and administrative expenses include, and are offset by, government cash subsidies for our general use, which are awarded at the discretion of local authorities. General and administrative expenses also include an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform. See “— Critical Accounting Policies — Share-Based Compensation Expenses.”

We expect our general and administrative expenses to increase as our business expands, including hiring more senior executives and management staff, in future periods and as we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company. These increased costs will include those related to our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, requiring that, beginning with our annual report on Form 20-F for 2008, we include our management’s report on internal control over financial reporting and an attestation by our independent registered public accounting firm as to our management’s assessment of the effectiveness of our internal control over financial reporting.

Other Income

Other income consists primarily of rental income derived from leasing excess office space, and gains recognized on foreign exchange forward contracts. Rental income relates to the lease of one of the buildings at our primary facility in Shanghai Waigaoqiao Free Trade Zone. The lease began in April 2006 and terminated in May 2007.

Other Expenses

Other expenses primarily consists of losses recognized on foreign exchange forward contracts.

Interest Expense

Interest expense consists of interest expense associated with finance costs for loans, as well as interest expense due to a financing arrangement related to our primary facility in Shanghai Waigaoqiao Free Trade Zone. In March 2006, we cancelled the financing arrangement and fully repaid the indebtedness in June 2007. On February 9, 2007, we issued US$40 million in convertible notes to certain investors. The note holders are entitled to a stated interest at the rate of 5% per annum on the principal amount of the note, unless a qualifying IPO (as defined in the notes) is not consummated prior to January 1, 2008, whereby the interest will be adjusted upwards to the rate of 12% per annum for the period retroactively to the date of issuance. Upon the consummation of a qualifying IPO, interest will cease to accrue. The contingently convertible notes are recorded as a long-term liability without any substantial premium or discount for the amount of US$40 million. We are accruing interest at 12% per annum on the notes as the 5% interest rate is applicable only upon the consummation of a qualifying IPO, which is not within our control. The notes are contingently convertible into our ordinary shares at the option of the note holder at any time after the earlier of the completion of this offering or a sales transaction. The conversion price is 90% of either (a) the final offering price per share in an IPO or (b) the price per share offered to us for our ordinary shares in a sale transaction. The 10% discount may result in the Company recording a beneficial conversion feature, or BCF, which is calculated as the difference between the actual conversion price and the fair value of our ordinary shares on the note issuance date (February 9, 2007) of $0.719, multiplied by the number of shares into which the notes are convertible. Therefore, an offering or sales price below $0.799 will result in a BCF. This BCF will be recorded on the date of the offering or sales transaction as additional interest expense.

Interest Income

Interest income consists of income earned on cash and cash equivalents and restricted cash.

Taxes and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our intermediate offshore holding company, WXPT BVI, is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, WXPT BVI is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

PRC

Most of our PRC subsidiaries are FIEs that are eligible to receive certain preferential tax treatments, in the form of reduced tax rates and/or tax holidays pursuant to current PRC tax laws and regulations. WXPT is an FIE engaged in manufacturing businesses with a business term of over ten years and located in the Wuxi Taihu National Tourist Resort Zone, and as such its head office is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year of operation and a 12% enterprise income tax rate for the subsequent three years followed by a three-year 12% tax rate so long as it continues to qualify as an “advanced technology enterprise with foreign investment”. The Shanghai branch of WXPT located in Shanghai Waigaoqiao Free Trade Zone is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year of operation and a 7.5% enterprise income tax rate for the subsequent three years followed by a three-year 10% tax rate so long as WXPT continues to qualify as an “advanced technology enterprise with foreign investment”. SHPT is an FIE engaged in manufacturing businesses with a business term of over ten years and located in Shanghai Waigaoqiao Free Trade Zone, and as such it is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year of operation and a 7.5% enterprise income tax rate for the subsequent three years. Subject to confirmation by the local state tax bureaus, STA, TJPT and SZPT might be entitled to reduced tax rates and/or tax holidays from their first profitable year of operation.

The following table illustrates the tax benefits for our principal operating subsidiaries and branches:

Entity Name	Normal Tax Rate	Tax Holiday
WXPT (Head Office)	24%	Tax holiday - 2 years tax free (2002, 2003); 3 years tax at 12% (2004-2006); 3 years tax at 12% (2007-2009)
Shanghai Branch of WXPT	15%	Tax holiday - 2 years tax free (2002, 2003); 3 years tax at 7.5% (2004-2006); 3 years tax at 10% (2007-2009)
SHPT	15%	Tax holiday - 2 years tax free (2006, 2007); 3 years tax at 7.5% (2008-2010)

Preferential tax treatments granted to our subsidiaries by the local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly owned subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

On March 16, 2007, the National People’s Congress of the PRC passed the new EIT Law, which will take effect as of January 1, 2008. In accordance with the new EIT Law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment will be applied to both FIEs and domestic enterprises. The new EIT Law also provides for transitional measures for enterprises established prior to the promulgation of the new EIT Law and eligible for lower tax rate preferential treatment in accordance with the then prevailing tax laws and administrative regulations. These enterprises will gradually become subject to the new, unified tax rate over a five-year period; enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the new EIT Law and until their preferential treatment expire. The preferential treatment period of enterprises which have not enjoyed any preferential treatments for the reason of not having made any profits, however, shall be deemed as starting from the implementation of the new EIT Law.

Furthermore, under the new EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. The new EIT Law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our business, we should be classified as a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the new EIT Law, dividends from our PRC subsidiaries to us will be subject to a withholding tax at a rate of 20%. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Given that the new EIT Law has been promulgated only recently, its implementation has yet to be further clarified in practice. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays we enjoy. See “Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.”

Since inception, we have enjoyed either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for these financial incentives, which is subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for so long as we continue to receive these financial incentives, our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operating related factors we may otherwise experience. See “Risk Factors — Risks Related to Doing Business in China —The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.”

Our effective tax rate was 14.5% for 2004, 14.9% for 2005 and 4.3% for 2006.

Internal Control over Financial Reporting

In connection with our preparation of the consolidated financial statements, several material weaknesses and significant deficiencies in our internal control over financial reporting have been identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The main material weaknesses identified primarily related to: (i) a lack of effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements, (ii) inadequate retention and maintenance of accounting books and records, (iii) inadequate documentation and communication of accounting policies and procedures and (iv) instances of insufficient access controls to our ERP system. The significant deficiencies noted include: (1) internal control issues related to the lack of management approval process, inadequate segregation of duties and inappropriate recording of cost of sales, and (2) information and technology systems matters related to the lack of change management processes and a need to strengthen information security management.

To remedy these weaknesses and deficiencies, we have adopted several measures to improve our internal control over financial reporting. In late 2006, we recruited an experienced chief financial officer and other accounting staff, and in December 2006 established an internal audit function. In July 2007, we hired a Vice President of Finance, who is experienced in U.S. GAAP and SEC reporting, and she joined our staff in early

August 2007. In addition, we intend to provide on-going training to our accounting personnel to improve their U.S. GAAP accounting knowledge and to hire additional accounting staff, including a U.S. GAAP/SEC reporting manager and internal audit personnel. We have or are in the process of, among other things, (i) upgrading our record-keeping policies to conform with U.S. GAAP requirements, including procedures in respect of all key transactions, (ii) compiling our accounting policies and procedures as well as our quarterly closing procedures into a manual to ensure our policies are communicated and adhered to by our accounting personnel, (iii) documenting our closing and related procedures, and (iv) immediately remediated the identified instances of unauthorized access to our ERP system. We have also hired an outside consultant to assist us in preparing for Section 404 compliance and another to upgrade our ERP system and address related ERP access and security issues.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt new corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets stricter independence and financial expertise standards for audit committee members, and imposes increased civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, the New York Stock Exchange has adopted additional comprehensive rules and regulations relating to corporate governance. We expect these new laws, rules and regulations will increase the scope, complexity and cost of our corporate governance and future reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. It has also become more difficult and more expensive for companies such as ours to obtain director and officer liability insurance, and we may be required to accept reduced coverage and/or incur substantially higher costs to obtain coverage.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our total net revenues for 2004, 2005 and 2006. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,						Three Months Ended March 31,
	2004		2005		2006		2006		2007
	Amount	Net Revenues %	Amount	Net Revenues %	Amount	Net Revenues %	Amount	Net Revenues %	Amount	Net Revenues %
	(in millions of US$)						(in millions of US$)
Net revenues	$20.9	100%	$33.8	100%	$69.9	100%	$12.8	100%	$33.8	100%
Cost of revenues	(9.3)	44.3	(15.5)	45.9	(35.6)	50.9	(7.4)	57.8	(18.1)	53.7

Gross profit	11.6	55.7	18.3	54.1	34.3	49.1	5.4	42.2	15.7	46.3
Operating expenses:
Selling and marketing	(0.7)	3.4	(1.0)	3.0	(1.9)	2.6	(0.2)	1.5	(0.7)	2.1
General and administrative	(5.9)	28.1	(8.5)	25.1	(22.3)	31.9	(3.7)	29.0	(9.1)	26.9

Total operating expenses	(6.6)	31.5	(9.5)	28.1	(24.2)	34.5	(3.9)	30.8	(9.8)	29.1

Other income	0.6	2.9	0.3	0.8	0.5	0.7	*	0.1	0.8	2.4
Other expenses	*	**	(0.6)	1.8	(0.5)	0.7	*	0.1	*	**
Interest expense	(0.6)	3.3	(1.3)	3.8	(1.1)	1.6	(0.4)	3.1	(0.7)	2.0
Interest income	*	0.1	*	0.1	0.3	0.3	*	0.1	*	0.1
Income tax expense	(0.7)	3.4	(1.1)	3.2	(0.4)	0.6	(0.3)	2.2	(0.1)	0.2

Net income(1)	4.3	20.5	6.1	18.1	8.9	12.7	0.8	6.5	6.0	17.6%

Income (loss) attributable to holders of ordinary shares, basic and diluted	$4.3		$(0.1)		$(35.1)		$0.7		$(1.6)

*	Less than US$50,000.
**	Less than 0.1%.
(1)

Including total share-based compensation charges of approximately US$0 in 2004, US$3.1 million in 2005, US$8.4 million in 2006, and US$0.3 million and US$3.4 million for the first quarter of 2006 and 2007, respectively.

Comparison of Three Months Ended March 31, 2006 and March 31, 2007

Net Revenues

The following table sets forth the percentage of our net revenues by segment for the three months ended March 31, 2006 and 2007:

	Three Months Ended March 31,
	2006		2007
	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %
	(in millions of US$)
Segment Data:
Laboratory services	$8.9	69.4%	$21.7	64.1%
Manufacturing	3.9	30.6	12.1	35.9

Total net revenues	$12.8	100%	$33.8	100%

Our net revenues increased from US$12.8 million in the first quarter of 2006 to US$33.8 million in the first quarter of 2007, or 164.8% growth, primarily due to an increase in both our number of projects and the scope of services we provide to our existing customers. Our average revenues per top-ten customer increased from US$0.9 million in the first quarter of 2006 to US$2.6 million in the first quarter of 2007. We also increased our service offerings beyond our core discovery chemistry services, significantly expanded the capacity of our chemistry services, introduced our biological assays capacity to broaden our offerings in the higher margin service biology department and added a new portfolio of pharmaceutical development services, as well as expanded our manufacturing business.

Sales of all of our laboratory services are subject to sales tax. Our revenues are recorded net of sales tax. However, we have historically received substantial sales tax exemptions. Sales tax exemptions were US$0.4 million in the first quarter of 2006 and US$1.1 million in the first quarter of 2007.

Laboratory services

Net revenues from our laboratory services segment increased from US$8.9 million in the first quarter of 2006 to US$21.7 million in the first quarter of 2007, or 143.8% growth. This increase was primarily due to the growth in demand for our FTE-based services from US$7.8 million in the first quarter of 2006 to US$16.0 million in the first quarter of 2007, or 106.2% growth, as well as increased net revenues from our fee-for-service based services increased from US$1.1 million in the first quarter of 2006 to US$5.7 million in the first quarter of 2007, or 419% growth, primarily due to an increase in demand and for our discovery chemistry services as well as our laboratory services capacity.

	Three Months Ended March 31,
	2006		2007
	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %
	(in millions of US$)
FTE	$7.8	87.8%	$16.0	74.0%
Fee-for-service	1.1	12.2	5.7	26.0

Total laboratory services revenues	$8.9	100%	$21.7	100%

Manufacturing

Net revenues from our manufacturing segment increased from US$3.9 million in the first quarter of 2006 to US$12.1 million in the first quarter of 2007, or 211% growth. The increase was primarily due to the delivery of finished goods that were held and not shipped until the first quarter of 2007, as a result of our customers’ delivery schedules, as well as the growth in demand for our manufacturing services.

Cost of revenues

The following table sets forth the percentage of our cost of revenues and cost of revenues by segment for the three months ended March 31, 2006 and 2007:

	Three Months Ended March 31,
	2006		2007
	Cost of Revenues	Cost of Revenues %	Cost of Revenues	Cost of Revenues %
	(in millions of US$)
Segment Data:
Laboratory services	$3.6	48.7%	$10.8	60%
Manufacturing	3.8	51.3	7.3	40

Total cost of revenues	$7.4	100%	$18.1	100%

Our total cost of revenues increased from US$7.4 million in the first quarter of 2006 to US$18.1 million in the first quarter of 2007, or 149% growth.

Laboratory services

The increases in our cost of laboratory services reflect growth in our revenues and were primarily due to increases in: (i) direct labor and related increases in salaries, benefits and associated payments, due primarily to growth in the number of scientists dedicated to laboratory services from 587 at the end of the first quarter of 2006 to 1,320 at the end of the first quarter of 2007, (ii) total raw materials, due primarily to substantial increases in revenues from our fee-for-service based services, which consume more raw materials than our FTE-based services, and (iii) overhead costs, due primarily to new investments in our property, plant and equipment and higher related depreciation costs.

Manufacturing

The increase in our cost of manufacturing services was primarily due to increases in overhead and raw material costs, in each case primarily as a result of the delivery of a large project in the first quarter of 2007 as described above.

Cost of revenues also included an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform, which amounted to US$0.1 million and US$1.1 million in the first quarter of 2006 and the first quarter of 2007, respectively.

Gross Profit and Margin

Our gross profit increased from US$5.4 million in the first quarter of 2006 to US$15.7 million in the first quarter of 2007, or 188.5% growth. This increase was primarily due to an increase in revenues from our laboratory services segment, in particular from FTE revenues. Overall gross margin increased from 42.5% in the first quarter of 2006 to 46.3% in the first quarter of 2007. Gross margin for our laboratory services segment decreased from 59.7% in the first quarter of 2006 to 49.8% in the first quarter of 2007, primarily due to increases in our raw materials costs as a result of increases in our fee-for-services based services. Gross margin for our manufacturing segment increased from 3.6% in the first quarter of 2006 to 40.2% in the first quarter of 2007, primarily due to increased manufacturing activity resulting in higher utilization and a reduction in unallocated overhead, and economies of scale, which translated into better absorption of overhead charged to our cost of revenues. In the first quarter of 2007, our manufacturing segment accounted for 35.9% of our net revenues, up from 30.6% in the first quarter of 2006, and we expect it to continue to be a significant revenue contributor and key component of our overall business in the future as the expansion of our manufacturing capacity is completed.

Operating Expenses

Our total operating expenses increased from US$3.9 million in the first quarter of 2006 to US$9.8 million in the first quarter of 2007, or 149.5% growth. Our operating expenses as a percentage of net revenues were 30.8% in the first quarter of 2006 and 29.1% in the first quarter of 2007.

Selling and Marketing Expenses

Our selling and marketing expenses increased 216.6% from US$0.2 million in the first quarter of 2006 to US$0.7 million in the first quarter of 2007, primarily due to an increase in our export agent fees related to the increase in our manufacturing revenues. Selling and marketing expenses as a percentage of net revenues increased from 1.8% in the first quarter of 2006 to 2.2% in the first quarter of 2007, primarily because these costs were relatively fixed and did not increase in direct proportion to net revenues.

General and Administrative Expenses

Our general and administrative expenses increased from US$3.7 million in the first quarter of 2006 to US$9.1 million in the first quarter of 2007, or 145.3% growth. This increase was primarily due to an increase in: (i) salary and welfare costs, plus bonus and profit sharing amounts, reflecting an increase in the headcount of our senior management and administrative employees and increased profits, and (ii) our leasing expenses, which were attributable to increased employee transportation and housing expenses as a result of the increase in our employee base over the periods presented. Our general and administrative expenses also included an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform, amounting to US$0.2 million and US$2.3 million in the first quarter of 2006 and the first quarter of 2007, respectively.

Other Income

Our other income increased from US$24,300 in the first quarter of 2006 to US$0.8 million in the first quarter of 2007, primarily due to rental income for the lease of one of the buildings at our primary facility in Shanghai Waigaoqiao Free Trade Zone, which lease began in April 2006 and terminated in May 2007.

Other Expenses

Our other expenses decreased from US$40,365 in the first quarter of 2006 to US$671 in the first quarter of 2007, primarily related to a decrease in foreign exchange losses.

Interest Expense

Our interest expense increased from US$0.4 million in the first quarter of 2006 to US$0.7 million in the first quarter of 2007, primarily due to our beginning to accrue interest on convertible notes in the aggregate amount of US$40.0 million that we issued on February 9, 2007.

Interest Income

Our interest income increased from US$14,975 in the first quarter of 2006 to US$40,772 in the first quarter of 2007, primarily due to the increases in interest earned on increased balances of cash and cash equivalents and restricted cash.

Income Tax Expense

Our income tax expense decreased from US$0.3 million in the first quarter of 2006 to US$0.1 million in the first quarter of 2007, primarily due to the tax holidays that we received. Our effective tax rate was 25.8% in the first quarter of 2006 and 1.3% in the first quarter of 2007. We converted our subsidiaries from PRC domestic companies to Sino-foreign equity joint ventures at the end of the first quarter of 2006; as such, we immediately became entitled to more favorable tax treatment.

Net Income

As a result of the foregoing, our net income increased from US$0.8 million in the first quarter of 2006 to US$6.0 million in the first quarter of 2007, reflecting 623% growth (including total share-based compensation charges of approximately US$0.3 million in the first quarter of 2006 and US$3.4 million in the first quarter of 2007).

Income (loss), attributable to holders of ordinary shares, basic and diluted

In the first quarter of 2007, we had a deemed dividend to preference shareholders of US$7.6 million associated with the repurchase from our existing shareholders of 10,041,300 Series A preference shares and 1,581,100 Series B preference shares for the amount in excess of the recorded value of the preference shares, which reduced the aggregate net income available to ordinary shares.

Comparison of 2004, 2005 and 2006

Net Revenues

The following table sets forth the percentage of our net revenues and net revenues by segment for 2004, 2005 and 2006:

	Year Ended December 31,
	2004		2005		2006
	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %
	(in millions of US$)
Segment Data:
Laboratory services	$16.4	78.5%	$29.4	87.0%	$59.8	85.6%
Manufacturing	4.5	21.5	4.4	13.0	10.1	14.4

Total net revenues	$20.9	100.0%	$33.8	100.0%	$69.9	100.0%

Our net revenues increased from US$20.9 million in 2004 to US$33.8 million in 2005 and US$69.9 million in 2006, or 61.7% and 106.8% growth, respectively, primarily due to an increase in both our number of customers and the scope of services we provide to our existing customers particularly in our laboratory services segment. Our total number of customers increased from 55 in 2004 to 70 in 2006, while our average revenues per top-ten customer increased from US$1.7 million in 2004 to US$4.8 million in 2006. We also increased our service offerings beyond our core discovery chemistry services, principally the commencement of our manufacturing services.

Sales tax exemptions for total net revenues were US$0.3 million in 2004, US$0.4 million in 2005 and US$3.0 million in 2006.

Laboratory services

Net revenues from our laboratory services segment increased from US$16.4 million for 2004 to US$29.4 million for 2005 and US$59.8 million for 2006, or 79.3% and 103.4% growth, respectively. This increase was primarily due to the growth in demand for our FTE-based services from US$14.1 million for 2004 to US$20.8 million for 2005 and US$43.9 million for 2006, or 47.5% and 111.1% growth, respectively. We increased our scientific staff from 323 in 2004 to 552 in 2005 and 1,244 in 2006. Net revenues from our fee-for-service based services increased from US$2.3 million for 2004 to US$8.6 million for 2005 and US$15.9 million for 2006, or 273.9% and 84.9% growth, respectively. The increase in demand for our FTE-based services and our fee-for-service based services were primarily due to an increase in demand for our discovery chemistry services.

	Year Ended December 31,
	2004		2005		2006
	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %
	(in millions of US$)
FTE	$14.1	86.0%	$20.8	70.7%	$43.9	73.4%
Fee-for-service	2.3	14.0	8.6	29.3	15.9	26.6

Total laboratory services revenues	$16.4	100.0%	$29.4	100.0%	$59.8	100.0%

Manufacturing

Net revenues from our manufacturing segment were US$4.5 million in 2004, US$4.4 million in 2005 and US$10.1 million in 2006, with 129.5% growth from 2005 to 2006. Prior to June 2004, we had limited production capacity while we completed construction of our Jinshan manufacturing facility. During the rest of 2004 and throughout 2005, many of our customers conducted their quality assurance audits on our Jinshan facility. Our net revenues were flat during 2004 and 2005. The increase from 2005 to 2006 was primarily due to the growth in demand for manufacturing services once our customers satisfactorily completed their audits of our facilities.

Cost of revenues

The following table sets forth the percentage of our cost of revenues and cost of revenues by segment for 2004, 2005 and 2006:

	Year Ended December 31,
	2004		2005		2006
	Cost of Revenues	Cost of Revenues %	Cost of Revenues	Cost of Revenues %	Cost of Revenues	Cost of Revenues %
	(in millions of US$)
Segment Data:
Laboratory services	$7.9	84.9%	$12.8	82.6%	$26.5	74.5%
Manufacturing	1.4	15.1	2.7	17.4	9.1	25.5

Total cost of revenues	$9.3	100.0%	$15.5	100.0%	$35.6	100.0%

Our total cost of revenues increased from US$9.3 million in 2004 to US$15.5 million in 2005 and US$35.6 million in 2006, or 66.7% and 129.7% growth, respectively, in line with the increases to our net revenues.

Laboratory services

The increases in our cost of laboratory services reflect growth in our revenues and were primarily due to increases in: (i) direct labor and related increases in salaries, benefits and associated payments, accounting for approximately 33%, 35% and 33% of such costs in 2004, 2005 and 2006 — our employee base grew from 533 at the end of 2004 to 890 at the end of 2005 and 1,843 at the end of 2006, or 58.6% and 109.6% growth, respectively, including 240 and 350 new scientist hires in 2005 and 2006, (ii) total raw materials, accounting for approximately 32%, 32% and 31% of such costs in 2004, 2005 and 2006, and (iii) overhead costs, accounting for approximately 35%, 33% and 36% of such costs in 2004, 2005 and 2006, respectively, reflecting new investments in our property, plant and equipment and higher related depreciation costs.

Manufacturing

The increase in our cost of manufacturing services was primarily due to increases in: (i) overhead costs, accounting for approximately 51%, 59% and 56% of such costs in 2004, 2005 and 2006, respectively, which was a result of increased depreciation charges, as our new Jinshan manufacturing facility was ramping up, and (ii) raw materials, accounting for approximately 39%, 34% and 37% of such costs in 2004, 2005 and 2006, respectively, which was a result of the overall increase in our business over the period. Our cost of revenues relating to our manufacturing segment has also increased in each period as a result of increased headcount in our manufacturing segment, principally from 2005 to 2006.

Cost of revenues also included an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform, which amounted to US$0, US$0.4 million and US$0.5 million in 2004, 2005 and 2006, respectively.

Gross Profit and Margin

Our gross profit increased from US$11.6 million in 2004 to US$18.3 million in 2005 and US$34.3 million in 2006, or 57.8% and 87.4% growth, respectively. This increase was primarily due to an increase in revenues from our laboratory services segment, in particular from FTE revenues. Overall gross margin has decreased slightly from 55.7% in 2004 to 54.1% in 2005 and 49.1% in 2006. Gross margin for our laboratory services segment remained relatively stable at 52.4% in 2004, 56.5% in 2005 and 55.7% in 2006. Gross margin for our manufacturing segment decreased from 68.0% in 2004 to 37.8% in 2005 and 10.4% in 2006, primarily due to an increase in costs described above without a commensurate increase in revenues. In 2006, our manufacturing segment accounted for 14.5% of our net revenues, but we expect it to become a much more significant revenue contributor and key component of our overall business in the future as the expansion of our manufacturing capacity is completed. We expect our manufacturing segment, which typically has a significantly lower gross margin than our laboratory services segment, will represent an increasing percentage of our net revenues in 2007 and beyond and consequently may result in our reporting a lower overall gross margin. Moreover, we expect that the anticipated manufacturing projects at our expanded Jinshan facility will result in even lower margins as we evolve our business from small-scale, discrete projects to large scale, higher-volume projects.

Operating Expenses

Our total operating expenses increased from US$6.6 million in 2004 to US$9.5 million in 2005 and US$24.2 million in 2006, or 45.2% and 153.4% growth, respectively. Our operating expenses as a percentage of net revenues over the past three years were 31.5% in 2004, 28.1% in 2005 and 34.5% in 2006.

Selling and Marketing Expenses

Our selling and marketing expenses increased from US$0.7 million in 2004 to US$1.0 million in 2005 and US$1.9 million in 2006. Selling and marketing expenses as a percentage of net revenues have declined steadily over the past three years from 3.4% in 2004, 3.0% in 2005 and 2.6% in 2006. This stability and decline as a percentage of net revenues was primarily because these costs are relatively fixed and do not increase in direct proportion to net revenues.

General and Administrative Expenses

Our general and administrative expenses increased from US$5.9 million in 2004 to US$8.5 million in 2005 and US$22.3 million in 2006, or 45.9% and 161.7% growth, respectively. This increase was primarily due to an increase in: (i) the salary and welfare costs, plus bonus and profit sharing amounts, collectively accounting for approximately 55.2%, 75.4% and 74.0% of such expenses in 2004, 2005 and 2006, respectively, reflecting an increase in the headcount of our senior management and administrative employees, and (ii) our leasing expenses, which are attributable to increased employee transportation and housing expenses as a result of the increase in our employee base over the periods presented. Our general and administrative expenses also included an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform, amounting to US$0, US$2.7 million and US$7.9 million in 2004, 2005 and 2006, respectively. Our general and administrative expenses were partially offset by government cash subsidies, which increased from US$0.2 million in 2004 to US$2.0 million in 2005 and then decreased to US$0.9 million in 2006. General and administrative expenses have increased as a percentage of net revenues over the past three years: from 28.1% in 2004, 25.1% in 2005 to 31.9% in 2006.

Other Income

Our other income decreased from US$0.6 million in 2004 to US$0.3 million in 2005 and then increased to US$0.5 million in 2006.

Other Expenses

Our other expenses increased from US$557 in 2004 to US$0.6 million in 2005 and decreased to US$0.5 million in 2006, reflecting primarily foreign exchange losses.

Interest Expense

Our interest expense increased from US$0.6 million in 2004 to US$1.3 million in 2005, then decreased to US$1.1 million in 2006, primarily due to our financing arrangement for our primary facility in Shanghai Waigaoqiao Free Trade Zone, which commenced operation in January 2004. We cancelled the financing arrangement in March 2006 and fully repaid the indebtedness in June 2007.

Interest Income

Our interest income increased from US$24,324 in 2004 to US$41,583 in 2005 and US$0.3 million in 2006. This increase was primarily due to the increases in interest earned on increased balances of cash and cash equivalents and restricted cash.

Income Tax Expense

Our income tax expense increased from US$0.7 million in 2004 to US$1.1 million in 2005 and then decreased to US$0.4 million in 2006. The increase from 2004 to 2005 was in line with the increase in income before income taxes. The decrease from 2005 to 2006 was primarily due to the tax holidays that we received. Our effective tax rate remained stable at 14.5% in 2004 and 14.9% in 2005 and then decreased to 4.3% in 2006.

Net Income

As a result of the foregoing, our net income increased from US$4.3 million in 2004 to US$6.1 million in 2005 and US$8.9 million in 2006, reflecting 43.0% and 44.5% growth, respectively (including total share-based compensation charges of approximately US$0 in 2004, US$3.1 million in 2005 and US$8.4 million in 2006).

Income (loss), attributable to holders of ordinary shares, basic and diluted

In 2005 and 2006, we incurred deemed dividends on our preference shares as they included a beneficial conversion feature and due to our selling to the investors preference shares with a fair value significantly in excess of the cash purchase price. The decision to sell the preference shares at a discount was made in part in recognition of terms stemming from negotiations with the investors which began in 2004. These deemed dividends totaling US$6.2 million and US$43.3 million in 2005 and 2006, respectively, resulted in reducing aggregate net income available to ordinary shares to US$(0.1) million in 2005 and a loss of US$(35.1) million in 2006. See “Deemed Dividend on Issuance of Preference Shares” below and note 10 to our consolidated financial statements.

Quarterly Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our total net revenues, each derived from our unaudited consolidated financial statements for the three-month periods ended on the dates indicated. You should read the following table in conjunction with the audited consolidated financial information and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended
	March 31, 2006		June 30, 2006		September 30, 2006		December 31, 2006		March 31, 2007
	Amount	Net Revenues %	Amount	Net Revenues %	Amount	Net Revenues %	Amount	Net Revenues %	Amount	Net Revenues %
	(in millions of US$)
Net revenues, total	$12.8	100.0%	$15.1	100.0%	$19.1	100.0%	$22.9	100.0%	$33.8	100.0%
Laboratory services	8.9	69.4	12.4	81.9	16.8	87.8	21.7	94.9	21.7	64.1
Manufacturing	3.9	30.6	2.7	18.1	2.3	12.2	1.2	5.1	12.1	35.9
Cost of revenues, total	(7.4)	57.5	(8.1)	53.8	(10.0)	52.6	(10.0)	43.9	(18.1)	53.6
Laboratory services	(3.6)	28.0	(5.7)	37.8	(8.0)	41.9	(9.2)	40.2	(10.8)	32.2
Manufacturing	(3.8)	29.5	(2.4)	16.1	(2.0)	10.7	(0.8)	3.7	(7.3)	21.5

Gross profit	5.4	42.5	7.0	46.2	9.1	47.4	12.8	56.0	15.7	46.3
Operating expenses:
Selling and marketing	(0.2)	1.8	(0.4)	2.7	(0.6)	2.9	(0.6)	2.8	(0.7)	2.2
General and administrative	(3.7)	29.0	(5.1)	33.5	(5.6)	29.2	(8.0)	34.8	(9.1)	26.9

Total operating expenses	(3.9)	30.8	(5.5)	36.2	(6.2)	32.1	(8.6)	37.6	(9.8)	29.1

Other income	*	0.2	0.1	0.7	0.3	1.3	0.1	0.6	0.8	2.5
Other expenses	*	0.3	(0.1)	0.8	(0.1)	0.6	(0.2)	0.9	*	**
Interest expense	(0.4)	3.0	(0.3)	2.0	(0.2)	1.1	(0.2)	0.9	(0.7)	2.0
Interest income	*	0.1	*	0.3	*	0.1	0.1	0.5	*	0.1
Income tax expense	(0.3)	2.2	*	0.1	*	0.2	(0.1)	0.3	(0.1)	0.2

Net income	$0.8	6.5%	$1.2	8.1%	$2.9	14.8%	$4.0	17.3%	$6.0	17.7%

*	Less than US$50,000.
**	Less than 0.1%.

Our quarterly net revenues, gross profit and net income have experienced sequential quarter-on-quarter growth in the five quarters ended March 31, 2007. These increases are primarily due to an increase in the number of projects and an expansion in the scope of services we provide to our existing customers, particularly in our laboratory services segment, and the expansion and ramping up of our manufacturing facilities.

Our net revenues from our laboratory services segment were flat from the fourth quarter of our fiscal year through the first quarter of the following year due to (i) spending patterns of our large customers, who put more emphasis on the third and fourth quarter of each year, and (ii) there being fewer working days in the first quarter in the PRC as a result of traditional Chinese holidays.

Revenues in our manufacturing segment are prone to quarterly fluctuation, principally based on the delivery schedules of our customers, which vary from period to period. Generally speaking, we expect that our manufacturing revenues will fluctuate with the orders we fill. Prior to June 2004, we had limited production capacity while we completed construction of our Jinshan manufacturing facility. During the rest of 2004 and throughout 2005, many of our customers conducted their quality assurance audits on our Jinshan facility. Once our customers satisfactorily completed their audits of our facilities, our manufacturing revenues began to increase. The increase in the first quarter of 2007 was primarily due to the delivery of manufactured goods to Vertex. We do not expect our manufacturing revenues in the first quarter of 2007 to reflect our quarterly manufacturing revenues throughout the remainder of 2007 and beyond. For example, we expect that revenues in our manufacturing segment in the second quarter of 2007 will be less than half of the revenues in our manufacturing segment in the first quarter of 2007, due to the delivery schedules of our customers. See “Risk Factors — Our limited operating history may make it difficult for you to evaluate our business and future prospects”; and “— Our quarterly revenues and operating results may be difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.”

This growth was offset in part by a corresponding increase in our cost of revenues and operating expenses.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair market value.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Revenue is recognized net of sales-related taxes.

For laboratory services provided on a fee-for-service basis, we recognize revenues upon finalization of the project terms, and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report. The service period required to complete such contracts is generally two to three months.

For laboratory services provided under FTE-based contracts, the customer pays a fixed rate per FTE and we recognize revenue as the services are provided. The FTE contracts do not require acceptance by the customer or fixed deliverables by us.

Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred. We record deferred revenues for payments received from the customer prior to the delivery of the products.

Income Taxes

We follow the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are evaluated and, if realization is not considered to be “more-likely-than-not,” a valuation allowance is provided.

Share-Based Compensation Expenses

In 2005, 2006 and 2007, we entered into individual option agreements pursuant to which we granted 73,745,000 ordinary shares as of the date of this prospectus, as set forth in the table below:

Date of Grant	Options Granted
July 18, 2005	27,895,000
June 1, 2006	33,250,000
July 24, 2006	3,000,000
February 1, 2007	4,150,000
February 8, 2007	3,150,000
May 18, 2007	150,000
August 1, 2007	1,000,000
August 5, 2007	1,150,000

In addition, in 2006, certain shareholders contributed 5,707,200 ordinary shares to compensate four of our management shareholders. We recognized compensation expense in our statement of operations based on the fair value of the ordinary shares on June 1, 2006.

Under SFAS No. 123R, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. For shares granted to our employees, we record share-based compensation expense based on the fair value of the shares on the date of the grant over the period in which the shares vest. We have categorized these share-based compensation expenses in our (i) cost of revenues and (ii) general and administrative expenses, depending on the job functions of the grantees of our shares.

When estimating the fair value of our ordinary shares, our management has considered a number of factors, including the result of a third-party appraisal and an equity transaction of our company, while taking into account standard valuation methods and the achievement of certain events.

As a private company, we determined the fair value of our ordinary shares in connection with our share or option grants on each grant date with the assistance of American Appraisal China Limited, an independent third party. The valuation used was based on a combination of a market approach and an income approach.

The market approach focuses on comparing our company to comparable publicly traded companies. In applying this method, valuation multiples are: (1) derived from historical operating data of comparable companies; (2) evaluated and adjusted, if necessary, based on the strengths and weaknesses of our company relative to the selected guideline companies; and (3) applied to the appropriate operating and future projected financial data of our company to arrive at an indication of fair market value for our company’s equity.

In the income approach, equity value is dependent on the present value of future economic benefits such as cost savings, periodic income, or revenues. Indications of equity value are developed by discounting future net cash flows to their present value at a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. A discount rate is the expected rate of return that an investor would theoretically need to give up by investing in our company instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. In most circumstances, the discount rate is the weighted average cost of capital, or WACC, which takes into account the cost of equity and the cost of debt. Our cost of equity was derived using the Capital Asset Pricing Model, which takes into account the risk-free interest rate and a required risk premium. Our required risk premium takes into account the equity risk premium, a small stock premium and a country risk premium for China.

The valuation model then allocated the equity value between our ordinary shares and our preference shares. The fair value of the equity interest allocated to the preference shares was calculated using the option pricing method. The fair value of the ordinary shares was calculated as the residual, or the total equity value less the fair value of the preference shares. Under the option pricing method, we treated the preference shares as a call option on our equity value, with the exercise price based on the liquidation preference of the preference shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the expected life of the option, a risk-free interest rate, dividend yield and a measure of volatility. Because we are a private company, we approximated volatility using the historical volatility of comparable publicly traded companies.

We incurred employee share-based compensation charges in 2005 and 2006 totaling US$11.5 million, and in the first quarter of 2007 totaling US$3.4 million. The table below sets forth the allocation of our share-based compensation charges on our cost of revenues and operating expense line items based on the nature of work which they were assigned to perform:

Allocation of Share-based Compensation Expenses

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in millions of US$)
Cost of revenues	—	$0.4	$0.5	$0.1	$1.1
General and administrative expenses	—	2.7	7.9	0.2	2.3

Total	—	$3.1	$8.4	$0.3	$3.4

Based on grants outstanding at March 31, 2007, and assuming no change in the estimated forfeiture rates, our total share-based compensation expenses for future periods in respect of the equity awards that we have granted to date is expected to be as follows (not including share-based compensation expenses relating to 150,000 options granted in May 2007):

Period	(in millions of US$)
Year Ending December 31, 2007	$7.4
Year Ending December 31, 2008	2.8
Year Ending December 31, 2009	$0.3

Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures of our shares based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share compensation charges may change based on changes to our actual forfeitures. Our actual share-based compensation expenses may be materially different from our current expectations. In addition to the subjective assumptions and estimates discussed above, see “Forward Looking Statements” for information regarding the various risks and uncertainties inherent in estimates of this type.

Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash generated from operating and financing activities, which have consisted of private placements of preference shares and bank borrowings. As of March 31, 2007, we had approximately US$49.5 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand. We expect to require cash to fund our ongoing business needs, particularly salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations, the purchase of equipment for our laboratory segment and expenditures related to our Jinshan and Suzhou expansion projects. We believe that our cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we expect to receive from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future, including the expansion of our manufacturing facilities in Jinshan and the construction of our preclinical drug safety evaluation center in Suzhou. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in millions of US$)
Cash and cash equivalents	$3.3	$4.9	$9.7	$4.4	$49.5
Net cash provided by operating activities	5.1	9.1	15.3	7.8	15.5
Net cash used in investing activities	(6.3)	(11.2)	(26.2)	(9.3)	(10.3)
Net cash provided by financing activities	$2.5	$3.6	$15.5	1.0	34.5

Operating Activities

Net cash provided by operating activities consisted primarily of our net income increased by non-cash adjustments such as share-based compensation charges and depreciation of property, plant and equipment, as well as changes in assets and liabilities such as accounts receivable, accounts payable and inventory. Net cash provided by operating activities increased, year over year, primarily as a result of increases in net income, driven by our expanding revenue base. Our accounts receivable increased by US$1.8 million in 2004, by US$1.5 million in 2005, by US$7.8 million in 2006 and by US$0.4 million in the first quarter of 2007, primarily due to the growth of our business and timing of revenue recognized and collection of accounts receivable. Our accounts payable increased by US$0.9 million in 2004, by US$0.3 million in 2005, by US$3.2 million in 2006 and by US$0.5 million in the first quarter of 2007, primarily due to increased purchases related to the growth of our business and the timing of our payables. Our inventory balances increased by US$0.9 million in 2004, by US$2.4 million in 2005, by US$6.0 million in 2006, due primarily to increases in finished manufacturing goods for customers, as well as raw materials and consumable supplies, and decreased by US$1.6 million in the first quarter of 2007 due primarily to the larger quantity of goods delivered.

Investing Activities

Net cash used in investing activities largely reflects our (i) capital expenditures, which consists of purchases of property, plant and equipment made in connection with the expansion and upgrade of our laboratory and manufacturing facilities, purchases of intangible assets and purchase of land use rights and (ii) our purchase of a minority interest for US$2.2 million in connection with our offshore reorganization and related series of transactions. These capital expenditures were US$8.3 million in 2004, US$9.1 million in 2005, US$26.9 million in 2006 and US$8.3 million in the first quarter of 2007. The significant increase in 2006 was primarily due to our repurchase of our primary facility at Shanghai Waigaoqiao Free Trade Zone. In the first quarter of 2007, these expenditures related primarily to the purchase of R&D equipment to support our laboratory services and construction payments related to our Jinshan plant. We expect our net cash used in investing activities over the next several years to increase significantly from previous levels as we execute our expansion plan to further upgrade and improve our existing facilities, particularly the expansion of our manufacturing capacity at our Jinshan plant and construction of a preclinical drug safety evaluation center in Suzhou. See “— Capital Expenditures.”

Financing Activities

Net cash provided by financing activities in 2006 consists primarily of issuance and sale of convertible preference shares, dividends and principal payments on debt and bank borrowings. Net cash used in financing activities in 2006 was primarily attributable to our repayment of debt and bank borrowings in the aggregate amount of US$4.6 million and our payment of dividends in the aggregate amount of US$6.8 million to our shareholders. Net cash used in financing activities was offset by cash provided by our issuance and sale of Series B preference shares in the amount of US$18.9 million (net of direct issuance costs), and from debt and bank borrowings in the aggregate amount of US$10.0 million.

Net cash used in financing activities in 2005 was primarily attributable to our repayment of debt and bank borrowings in the aggregate amount of US$3.6 million and our payment of dividends in the aggregate amount of US$1.7 million to our shareholders. Net cash used in financing activities was partially offset by cash provided by our issuance and sale of Series A preference shares in the amount of US$2.2 million (net of direct issuance costs), and debt and bank borrowings in the aggregate amount of US$5.0 million.

Net cash used in financing activities in 2004 was primarily attributable to repayment of debt and bank borrowings in the aggregate amount of US$4.1 million, which was offset by cash provided by debt and bank borrowings in the aggregate amount of US$6.6 million.

As of March 31, 2007, we had three bank loans with two different domestic PRC banks with aggregate outstanding loan amounts of US$10.3 million. The weighted average interest rate for these loans is 5.67%. To ensure our repayment capability and reduce the banks’ risk, each of our loan agreements has a general covenant that, in the event of any occurrence which would adversely affect the rights of the banks, such as share reform, mergers and acquisitions or dissolution, we must inform the bank in writing 20 to 30 days in advance and obtain the bank’s prior consent. We have also pledged assets to secure banking facilities.

In the first quarter of 2007, net cash provided by financing activities reflects US$54.2 million and US$40 million received from the issuance of our Series C preference shares and convertible notes, respectively, offset by (i) US$54.5 million used to repurchase and retire Series A and Series B preference shares and ordinary shares concurrent to issuing the Series C preference shares and convertible notes and (ii) US$5.2 million used to repay short-term bank borrowings.

Our US$40 million in notes are contingently convertible, in whole or in part, into our ordinary shares at the option of the note holders at any time after the earlier of completion of this offering or a sale transaction. The notes are convertible into our ordinary shares at a conversion price of 90% of either (i) the final offering price per share of this offering or (ii) the price per share offered for our ordinary shares based on the valuation of us in a sale transaction. The maximum conversion price is US$1.737. The notes contain restrictions on major corporate actions that may limit the manner that we may conduct our business, including the payment of dividends to our shareholders. For so long as at least US$20.0 million is outstanding, we may not, without the prior written consent of a majority in interest of the noteholders, pay, in whole or in part, any indebtedness for borrowed money, other than all present and future bank and purchase money loans, equipment financings and equipment leasings, or declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment to the conversion ratio is made in accordance with the terms of the notes. The notes are recorded as a long-term liability without any substantial premium or discount for the amount of US$40 million and we are accruing interest equal to 12% per annum.

We are in compliance with all financial covenants contained in our debt and bank borrowing facilities. This offering will have no impact on future compliance with any such financial covenants.

Deemed Dividend on Issuance of Preference Shares

2005 and 2006

We began negotiating with our initial group of international investors in 2004. In the course of related negotiations, we reached an understanding to issue our Series A and Series B preference shares for cash proceeds of US$2,210,000 and US$19,200,000, respectively. These investments closed in August 2005 and June 2006, respectively. Given the strategic value of the investments, we did not seek to renegotiate the sales price of our preference shares, notwithstanding the increase in the value of our company over time. As such, we recognized the discount between the fair value of our preference shares at the time of closing, and the prices paid, respectively, as a deemed dividend on issuance of preference shares of US$4.0 million in 2005 and US$24.1 million in 2006. In addition, the Series A and Series B preference shares, which are convertible into one ordinary share each, were deemed to include a beneficial conversion feature on their date of issuance. The beneficial conversion feature of US$2.2 million in 2005 and US$19.2 million in 2006 were recorded as a deemed dividend against additional paid-in-capital and recognized immediately as the Series A and Series B preference shares were convertible upon issuance.

First Quarter 2007

Concurrently with the issuance of Series C preference shares, pursuant to a share purchase agreement dated January 26, 2007, we offered to the then existing shareholders the opportunity to sell to us shares at a price equal to $0.869 per share for a maximum of 62,780,950 shares. Pursuant to this offer, we acquired 10,041,300 Series A preference shares, 1,581,100 Series B preference shares and 51,158,550 ordinary shares, each at a price of $0.869 per share, and immediately retired the shares. We believe this offer, which represents a premium over the fair value of the preference and ordinary shares, represents a benefit to the shareholders. We recognized the amount in excess of the recorded value of the preference shares as a deemed dividend of $7,611,820. We also recognized the amounts paid for ordinary shares as a purchase of treasury shares with a reduction to retained earnings for $43,419,285.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property, plant and equipment, construction of our facilities, leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were US$8.3 million in 2004, US$9.1 million in 2005, US$26.9 million in 2006 and US$8.3 million in the first quarter of 2007. Our primary planned capital expenditures for 2007 and 2008 are: (i) the expansion of our Jinshan facility, for which we will allocate up to an aggregate of approximately US$40 million from the net proceeds of this offering and which is scheduled to commence operations in the fourth quarter of 2008, and (ii) construction of a preclinical drug safety evaluation center in Suzhou, for which we will allocate up to an aggregate of approximately US$40 million from the net proceeds of this offering and which we plan to inaugurate in 2009.

Contractual Obligations

The following table sets forth our contractual obligations, including interest portion, as of December 31, 2006:

	Payment Due December 31,
	Total	2007	2008	2009	2010	2011 and Thereafter
	(in millions of US$)
Operating lease obligations	$10.6	$1.7	$1.7	$1.7	$1.5	$4.0
Long-term debt(1)	6.5	—	0.7	5.8	—	—
Short-term debt(2)	10.0	10.0	—	—	—	—

Total(3)	$27.1	$11.7	$2.4	$7.5	$1.5	$4.0

(1)	Consists of long-term debt.
(2)	Consists of short-term bank borrowings and current portion of long-term debt.
(3)	Excludes US$40 million in convertible notes issued on February 9, 2007.

Off-Balance Sheet Commitments and Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of the our subsidiaries are maintained in local currency, the Renminbi, which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the Statement of Shareholders’ Equity (Deficit) and Comprehensive Income. Transaction gains and losses are recognized in the statements of operations in other income (expenses).

Fluctuations in exchange rates directly affect our cost of revenues and net income, and have a significant impact on fluctuations in our operating margins. For example, in 2006, 97% of our net revenues were generated from sales denominated in U.S. dollars, and 78% of our operating costs and expenses were denominated in Renminbi. Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of March 31, 2007, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$84,992 to our total cash and cash equivalents.

We periodically purchase derivative financial instruments such as foreign exchange forward contracts to hedge our exposure to U.S. dollar — Renminbi currency exchange risk. The counterparty for these contracts is generally a bank. These contracts mature between one to 12 months. We recorded gains (losses) of US$261,172, (US$383,115), US$2,255 and US$862,582 on account of foreign exchange forward contracts in 2004, 2005, 2006 and the first quarter of 2007, respectively. Our accounting policy requires us to mark to market at the end of each reporting period and recognize the change in fair value in earnings immediately. We held such contracts with an aggregate notional amount of US$80 million as of March 31, 2007.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and convertible notes and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of March 31, 2007, our total outstanding loans amounted to US$10.3 million with a weighted average rate of 5.67%. Each of our loans is subject to a variable interest rate. A 1.0% increase in each applicable interest rate would add US$0.1 million to our interest expense in 2007. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8%, and 1.5% in 2004, 2005 and 2006, respectively.

Recent Accounting Pronouncements

In July 2006 the Financial Accounting Standards Board, or FASB, released Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. We adopted the provisions of FIN 48 effective January 1, 2007. Based on our FIN 48 analysis documentation, we have made our assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and have measured the unrecognized tax benefits associated with the tax positions. As of March 31, 2007, the adoption of FIN 48 did not have any impact on our total liabilities or shareholders’ equity (deficit).

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement, or SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. We will be required to adopt SFAS 157 in fiscal year 2008. Our management is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of SFAS 159 on our financial position, results of operations and cash flows.

OUR INDUSTRY

Pharmaceutical R&D Outsourcing Market

Global R&D expenditures for both pharmaceutical and biotechnology companies have grown from US$47.6 billion in 2004 to US$55.2 billion in 2006, according to PhRMA. R&D expenditures for the U.S. pharmaceutical industry grew from US$20 billion in 1997 to US$40 billion in 2005, and are expected to reach US$58 billion in 2009, according to Kalorama Information. While R&D expenditures for the U.S. pharmaceutical industry are projected to grow at an annual rate of approximately 5% to 6% over the period from 2005 to 2010, according to Kalorama Information, annual growth for R&D outsourcing is expected to be approximately 15% to 18% over the same period. Furthermore, R&D outsourcing has increasingly been accepted as an alternative by both pharmaceutical and biotechnology companies over the last decade: for example, in 1997, only 37% of pharmaceutical companies outsourced R&D projects and by 2005 the percentage had grown to 70%.

In response to time and cost pressures for developing more innovative, safe and effective drugs, many large pharmaceutical and biotechnology companies are “offshoring” and/or outsourcing R&D activities to regions with significant resource and cost advantages, such as China. Pharmaceutical companies have been outsourcing drug development, clinical and manufacturing services for many years. Outsourcing companies servicing this demand have developed and become efficient and cost effective, while providing high quality service. Pharmaceutical and biotechnology companies are consistently relying on outsourcing companies, and as a result, service offerings are increasing in number and complexity as outsourcing companies broaden their offerings along the drug discovery value chain.

Drug Discovery Services

The growing use of outsourcing in drug discovery is driven by two major benefits: reduced operating costs and an increased number of drugs moving into development. As illustrated in the table below, the percentage that pharmaceutical companies spend on R&D outsourcing has increased from 10% of total U.S. pharmaceutical industry R&D spending in 1997 to 33% in 2005, and is expected to grow to 41% by 2009. The market for outsourced drug discovery is expected to grow at 15% per annum from US$4.1 billion in 2005 to US$7.2 billion in 2009.

	U.S. Pharmaceutical Industry R&D Spending (US$ billions)
Year	Internal Spending	Total Outsourcing	Outsourcing — Discovery Services	Outsourcing — Clinical Services	Total Spending	% Outsourced
1997	$18	$2	$0	$2	$20	10%
2001	22	7	2	5	29	24
2005	27	13	4	9	40	33
2009	$34	$24	$7	$17	$58	41%

Source: Kalorama Information

Manufacturing Services

Demand for outsourced drug manufacturing services for both pharmaceutical and biotechnology companies is growing as well. According to Kalorama Information, the pharmaceutical industry spends US$15 billion on outsourcing manufacturing, formulation and packaging of drugs, a market growing at a rate of 10% to 12% per annum, and the percentage of pharmaceutical and biotechnology companies that have outsourced some of their manufacturing needs is expected to grow from 35% in 2004 to nearly 50% by 2009. According to Kalorama Information, the global outsourced manufacturing market is expected to exceed US$17.5 billion in 2006, up 8% from 2005 sales of US$16.2 billion, and is expected to reach more than US$26.0 billion in 2011. Pharmaceutical companies are expected to continue to fuel much of this growth as they outsource their manufacturing needs for an increasing number of prescription pharmaceutical products. Biotechnology companies also contribute to this trend as they seek to bring their products to market without making capital investments in their own manufacturing facilities.

Growth Drivers of the Pharmaceutical and Biotechnology Outsourcing Industry

The following chart sets forth the current R&D process in the United States:

Source: PhRMA

(1)	Includes US$4.4 billion (11% of total R&D expenditures in 2005) of uncategorized expenditures.

The principal growth drivers for the global pharmaceutical and biotechnology outsourcing industry can be summarized as follows:

Time to Market

Pharmaceutical and biotechnology companies, facing patent expirations, lackluster drug pipelines, slowing growth and profitability and poor share price performance are under increasing pressure to deliver new drugs to market and reduce the time required for drug development. In response to these time pressures, many large pharmaceutical and biotechnology companies look to outsourcing to accelerate their development timelines. Drug discovery outsourcing can reduce time to market by as much as 30%, according to Frost & Sullivan.

Cost Control

Pharmaceutical and biotechnology companies are facing cost pressures from a variety of sources, including falling drug revenues, patent expirations, generic competition and government regulated pricing, particularly in

Europe and Asia. According PhRMA, it currently takes an average of 10 to 15 years and approximately US$802 million (in 2000 dollars) to develop a safe and effective drug, including the cost of failures and capital. It is estimated that the cost of developing a biologic drug (a drug generally composed of large and complex molecules and produced through a cell culture rather than chemistry) is approximately US$1.2 billion (in 2005 dollars). Furthermore, for every 5,000 to 10,000 compounds tested as a potential drug, only one receives regulatory approval and becomes a new treatment. This long and costly process is due largely to the inability of science to predict accurately which of a virtually infinite number of possible drug candidates will prove to be safe and effective. Drug discovery outsourcing companies offer a means to counter this process through reduced testing costs.

Growing Unmet Medical Needs

According to PhRMA, health care needs are growing as populations are getting older. In the United States, the number of citizens over age 65 is expected to double over the next 40 years, meaning that illnesses like Alzheimer’s disease are becoming more common, increasing the need for treatments to prevent or delay the onset of diseases for seniors. More people in the United States are suffering from chronic diseases as well; for example, the prevalence of diabetes is expected to nearly double between the years 2000 and 2030. This growing incidence of disease, coupled with a concurrent improvement in living standards and general disposable income, is a major reason for rising health care spending.

Technological Innovation in Drug Discovery and Development

New technologies are providing an ever-increasing number of new drug leads that can be evaluated. This demands greater speed and efficiency to accurately identify and evaluate the greater number of leads generated. Due to their speed, scalability, capacity and efficiency, drug discovery outsourcing companies are well-positioned to address the increasing demand to process leads in a cost-effective manner.

Increasing Safety Standards

The FDA and other regulators have placed a greater emphasis on safety testing following recent failures in identifying potentially harmful side effects of medications prior to manufacturing. Consequently, and in conjunction with ongoing efforts to terminate unsuccessful pipeline candidates as soon as possible, sponsors are looking to ascertain toxicity profiles of candidates earlier in the drug discovery and development process. These efforts demand more preclinical resources, capacity and specialized expertise. We believe that outsourcing companies have the expertise, scale and resources to determine the safety profiles of drug candidates in accordance with the FDA’s stringent regulations.

Biotechnology Industry Demands

Many biotechnology companies are formed based on their novel lead generation methodologies and understanding of disease models and pathways. However, these companies often lack the resources to fully develop their own internal chemistry discovery capabilities, which would involve significant investments in capital expenditures for laboratories and human capital in hiring scientists, and other preclinical testing capabilities. Also, rather than out-license future product rights or sell equity to a pharmaceutical partner in exchange for chemistry and preclinical expertise, many biotechnology companies have elected to outsource their drug discovery needs.

Outsourced Manufacturing Demands

Many pharmaceutical and biotechnology companies have determined that manufacturing of chemistry-derived drugs (as opposed to biological compounds) is not as critical a component of their internal process such that they need to keep these capabilities in-house rather than outsourcing to adequately meet their needs and provide various benefits. These benefits include the access to the latest manufacturing technologies, specialized production, large scale and flexibility and reduction in scale-up time. Outsourcing also allows companies to avoid the relatively large fixed costs, such as investments in facilities, capital expenditures and personnel.

Characteristics of Drug Discovery and Manufacturing Outsourcing

In response to time and cost pressures for more innovative and effective safe drugs, many large pharmaceutical and biotechnology companies are “offshoring” and/or outsourcing R&D activities to regions with significant resource and cost advantages, such as China. Characteristics of this trend in outsourcing include:

•

Quality — a quality drug candidate is essential in drug development. It is insufficient to generate a large number of compounds: the key is generating high quality compounds with the proper purity and targeted characteristics. This depends on quality equipment, quality control and quality people. To secure such quality, customers value the experience, track records and advanced degrees of an outsourcing company’s scientists and management.

•	Effectiveness — the effectiveness of drug discovery to improve screening and increase the conversion rate of hits to leads results in reduced time to market.

•	Speed — faster discovery results accelerate the drug discovery and development timeline, thereby shortening the time to commercialization and realization of revenues and profits.

•

Flexibility and scale — as the outsourcing market grows, more and more options become available to customers. Customers can choose one supplier to integrate all aspects of drug discovery and development, providing only their targets or lead compound for optimization. Alternatively, they can outsource disciplines for which they do not have in-house capabilities: chemistry work for the bio-based customers; biology work for chemistry-based customers. They can also “cherry-pick” outsourcing services for research where they lack or need added capacity.

•

Cost — outsourcing budgets are finite, and the savings achieved by outsourcing companies enable customers to engage in more projects and pursue more leads. Outsourcing to China, for example, offers additional resource and cost advantages.

•

Manufacturing characteristics — a reduction in overall costs by 30% to 35%, improved manufacturing efficiencies, reduction in excess production capacities, minimized investment and diversion of resources to other core activities.

Overview of the Drug R&D Process

Drug R&D is the process of creating drugs for the treatment of human disease. To develop a new drug, the first step is to identify a promising target, such as a protein that plays a crucial role in a particular disease. Teams of chemists, pharmacologists and biologists then engineer or screen thousands of compounds and modify them to increase disease fighting activity and/or minimize undesirable patient side effects. Hundreds of potential drugs emerge from this process. However, because of the complexity and uncertainty of drug development, most of these potential drugs will never be approved for patients under the current drug R&D process. The drug research process aims to generate safe and effective drug candidates, while the drug development process involves the testing of these drug candidates for safety and efficacy in animals and humans.

Drug characteristics are the criteria that measure the effectiveness of a drug in treating a particular disease, such as: (i) potency, or the amount of a drug required to effectively treat the disease; (ii) selectivity, or the extent to which a drug interacts only with the disease-causing target; (iii) toxicity, or the presence and significance of any harmful side effects; (iv) metabolism, or how rapidly the drug works and how long it stays effective; and (v) formulation, or how the drug is administered to patients, i.e., orally or by injection.

The role of biology in drug research is primarily focused on the early stages of drug research, including understanding the mechanism of diseases and identifying potential drug targets for therapeutic intervention. The role of chemistry in drug research is the actual creation of safe and effective drug candidates to address these targets. Below is a more detailed description of the drug R&D process:

Drug Discovery

Target Discovery

The mapping and sequencing of the human genome, which is the set of all human genes, has identified large numbers of genes that encode the chemical information for cells to produce proteins. These proteins determine human physiology, with some also capable of causing disease. These disease-related proteins are potential targets for therapeutic intervention with drugs. Biologists identify the targets against which chemists create drugs. Many of these potential drug targets have not yet been validated, meaning that their roles in causing disease are imperfectly understood.

Lead Generation

Lead generation is the process of identifying hits, which are either chemical compounds or therapeutic antibodies, genes or proteins that interact with a potential drug target with sufficient potency and selectivity to warrant further testing and refinement as possible drug candidates. These potential drug candidates are called leads.

Assay development and compound screening. Once biologists identify a potential drug target, biochemists must develop tests, called assays, to evaluate or screen potential drug compounds against these targets for their therapeutic value. Depending on the target and what is understood about its biology, biologists develop many types of primary assays conducted in test tubes, called in vitro assays, to measure the relative potency and specificity of interaction of a potential drug compound with a target. Biochemists further evaluate the drug characteristics of compounds by creating more complex secondary assays that combine in vitro techniques with in vivo methods that are conducted in animals. A typical screening campaign for a given target entails screening small amounts of thousands of chemical compounds from collections of chemical compounds known as libraries.

Compound libraries. Chemists design compound libraries to provide a starting point to identify leads in the drug discovery process and to better understand the biochemistry and therapeutic relevance of targets. A well-designed library increases the likelihood of finding a hit that is suitable for optimization of its drug characteristics. Screening of low quality libraries often produces either numerous false hits or hits that are not suitable for optimization, creating a bottleneck in secondary screening and downstream chemistry.

Compound synthesis. Compound synthesis is the process by which chemists use a small set of commercially available starting materials as building blocks to create new compounds. Compound synthesis is accomplished by adding building blocks to a core chemical structure, called a scaffold, through a chemical reaction, either one reaction at a time or in a parallel fashion. Chemists determine which compounds to prepare and try to choose a method that will minimize the number of steps and the time required for synthesis. Compound synthesis often involves multiple separate chemical steps. While new technologies have increased productivity, the synthesis of compounds with desirable drug characteristics remains a rate-limiting step in the drug discovery process.

Lead Optimization

Lead optimization is the complex, multi-step process of refining the chemical structure of a hit to improve its drug characteristics, with the goal of producing a preclinical drug candidate. By definition, a quality lead can be readily optimized into a potential drug candidate. At the initiation of a drug discovery project, goals defining the desired drug characteristics, or candidate criteria, are established. Medicinal chemistry involves the design, selection and synthesis of compounds to achieve these specified drug characteristics. Any hits obtained from screening against targets are evaluated relative to these candidate criteria. Typically, one or more hits are evaluated in secondary assays, and a set of structurally-related compounds, called analogs, are synthesized and screened as well. Chemists determine which hits or analogs to optimize based on a combination of their potential drug characteristics, ease of synthesis and structure-activity relationship, or SAR. SAR is quantitative information that correlates changes in chemical structure to biological data generated from screening assays. The ability of chemists to make informed decisions as to which changes in structure will optimize a hit’s valuable drug characteristics is based mostly on experience and is a key parameter for productivity in drug discovery.

This optimization process can be accomplished by an empirical, linear approach where each analog is evaluated to determine its drug characteristics and, based upon this analysis, an additional analog is synthesized. Alternatively, a rational, parallel approach can be used to simultaneously create multiple analogs, called focused libraries. These focused libraries can be screened against targets to generate a matrix of SAR information, resulting in accelerated optimization.

Process R&D

The compounds chemists create for screening in lead generation and lead optimization are typically synthesized in relatively small, milligram quantities. The synthetic process to make compounds for screening typically uses a parallel synthesis approach to explore drug characteristics, rather than to optimize ease of synthesis. Before a drug candidate can be taken into preclinical and clinical trials, kilogram quantities must be synthesized. The goal of process research is to improve the ease with which compounds can be synthesized in these larger quantities, typically by minimizing the number of steps, and to determine how to reduce the time and cost of production. Process development refers to the production scale-up and further refinement of compounds required for clinical trials and commercial manufacturing.

Preclinical Candidates

A preclinical candidate is a lead that has been optimized to meet particular drug candidate criteria and that is ready for toxicity testing. Chemists utilize SAR information, derived from focused libraries, complex secondary assays, and other technologies to engineer hits with desired drug characteristics into leads. Complex secondary assays, such as those using human tissues and animal models, can help define the potential of drugs to be safe and effective in humans. Technologies that help improve the prediction of clinical success include x-ray crystallography, which can determine the exact three-dimensional structure of potential drug compounds bound to targets, and molecular modeling, a computational method that helps chemists to design more potent and selective compounds. Ultimately, the experience, intuition and synthetic skills of medicinal chemists are important factors in creating a successful drug candidate. Chemists can use databases correlating chemical structure to biology, generally referred to as chemoinformatics, to help predict SAR to optimize desired drug characteristics. While historically performed in a linear process, chemists now refine drug characteristics in parallel at every point in the lead optimization process.

Preclinical Development

Potential drug candidates identified during drug discovery undergo years of additional testing. During this phase, both laboratory and animal studies may be used to evaluate a drug’s safety and demonstrate that it has biological activity against the disease target. For example, chemistry tests establish the compound’s purity, stability and shelf life, while other studies explore possible dosing, packaging and formulation, i.e. pill, inhaler or injection. For regulatory purposes, a potential drug candidate must undergo extensive in vitro and in vivo studies to predict human drug safety, including toxicity over a wide range of doses and how the drug is metabolized. The objective of preclinical testing is to obtain results that will enable the preclinical drug candidate to be approved for human testing by the appropriate regulatory authorities, such as the FDA, through an IND application. Only drugs with strong evidence of safety and potential benefit move forward to clinical trials. According to PhRMA, it is estimated that for every 250 compounds that enter preclinical testing, only five make it into clinical trials.

Preclinical development activities include:

•	Assay development and compound screening — the development of biochemical and cell-based assays to examine the activity of experimental compounds at receptors, enzymes and signal transaction pathways.

•

DMPK — includes in vivo rodent pharmacokinetic screening for rapid drug candidate selection and large animals and non-human primate pharmacokinetic screening for prediction of drug properties in humans.

•

ADME profiling — the study of a drug molecule’s essential elements of absorption, disposition, metabolism and excretion. ADME consists of the four basic biological processes that determine how an environmental substance is handled by the body’s natural physiological processes and defenses. Understanding these processes is an important part of drug discovery research, and when integrated with our discovery chemistry services reduces the time and cost typically required to identify the most viable drug candidate. ADME screening provides the physiological profiles of drug candidates, and candidates with desirable ADME properties are further modified to increase their biological activity.

•

Metabolite identification — the determination of the structural information on metabolites, which can be particularly useful in enhancing and streamlining the process of developing new drug candidates. The ability to produce this information early in the discovery phase is becoming increasingly important as a basis for judging whether or not a drug candidate merits further development. Metabolite identification enables early identification of potential metabolic susceptibilities or issues and assists in the prediction of the metabolic pathways of potential drug candidates chosen for development. It provides a metabolism perspective that guides the synthetic route with the aim of either blocking or enhancing metabolism to optimize the pharmacokinetic and safety profiles of newly synthesized drug candidates.

•

Toxicology services — includes general toxicology, which involves the scientific analysis of the effects of toxic chemical substances, either in vitro, on cultured bacteria or mammalian cells, or in vivo, in living animals.

•

Formulation — the combination of products with other active or inert ingredients to create a human pharmaceutical product. A successful formulation process has four stages: preformulation, stabilization of the active substance in bulk form, formulation in the designated dosage forms (drug delivery), and fill and finish of aseptic manufacturing activities. Preformulation is a branch of pharmaceutical sciences that utilizes biopharmaceutical principles in the determination of physicochemical properties of a drug substance. The goals of preformulation studies are to choose the correct form of the drug substance, evaluate its physical properties, and generate a thorough understanding of the material’s stability under various conditions, leading to the optimal drug delivery system.

Clinical Development

Clinical trials, or human tests of a potential drug candidate to determine safety and efficacy, are typically conducted in three sequential phases. A successful clinical trial will typically result in the filing of an NDA with the FDA to seek permission to market the drug in the United States. Similarly, clinical trials must be conducted and regulatory approvals secured before a drug can be marketed in other countries.

Commercialization

Before approving a drug, the FDA requires that manufacturing procedures and operations conform to cGMP regulations, a set of guidelines published by the International Conference on Harmonization, or ICH, and manufacturing guidelines published by the FDA. Manufacturing procedures and operations must be in compliance with all regulatory and quality regulations at all times during the manufacture of commercial products and APIs for approved drugs. Once a drug has received all necessary approvals, the manufacture, marketing and sale of commercial quantities of the approved drug may commence.

Manufacturing

Most pharmaceutical and biotechnology companies outsource at least part of their manufacturing. Historically, large companies that are inclined to manufacture in-house do so primarily to maximize their return on investment in facilities and capital by operating at maximum capacity. However, because of the unpredictability of the drug development pipeline, sizing a plant to maintain maximum capacity is challenging. To reduce risks, a growing number of drug companies divert some of their manufacturing to outsourcing companies. Such partnering arrangements enable companies to manage surges in capacity needs without tying up assets during slower periods. In addition, smaller companies often do not have the resources or capital to invest in process development and manufacturing facilities, and thus tend to outsource more of their manufacturing costs.

Outsourced manufacturing includes primary manufacturing, which includes APIs for approved drugs and chemical intermediates, and secondary manufacturing, which involves formulation, dosage form and packaging manufacturing, and can range in scale from clinical amounts to commercial scale amounts.

BUSINESS

Overview Of WuXi

We are the leading China-based pharmaceutical and biotechnology R&D outsourcing company. We provide a broad and integrated portfolio of laboratory and manufacturing services in the drug discovery and development process to pharmaceutical and biotechnology companies. Our services are designed to help our customers address the bottleneck between the discovery of therapeutic targets and the testing of drug candidates in human clinical trials. Our operations are grouped into two segments: laboratory services, consisting of discovery chemistry, service biology, analytical, pharmaceutical development and process development services, and manufacturing, focusing on manufacturing of advanced intermediates and APIs. In 2006, we provided our services to 70 pharmaceutical and biotechnology customers, including nine of the top 10 pharmaceutical companies in the world, as measured by 2006 total revenues. We have received a number of recognitions and awards from our customers. To date, most of our customers have returned to us for additional and often larger and longer-term projects, and each of our top-ten customers over the last three years continues to be our customer today.

We have increasingly developed broader and more integrated relationships with our customers through our expanded capabilities and services along the drug discovery value chain. Building on our chemistry capability and service biology operations, we intend to develop new services in preclinical development, formulation and manufacturing. Our objective is to become a leading full service provider of drug discovery and development outsourcing services to the global pharmaceutical and biotechnology industry.

Based in China and headquartered in Shanghai, we are well-positioned to capitalize on the advantages of conducting drug R&D in China, while emphasizing quality, responsiveness, protection of customer intellectual property and reliability. As of May 31, 2007, we had 1,972 employees, including 1,345 scientists and other technical staff. We offer our services on a fee-for-service basis or on an FTE basis, or a combination thereof. Our primary facilities include an approximately 630,000 square-foot R&D center in Shanghai Waigaoqiao Free Trade Zone, an approximately 220,000 square-foot process development and manufacturing plant in Jinshan area of Shanghai and an approximately 130,000 square-foot R&D center in Tianjin, which is mainly focused on discovery chemistry services and helps us access the Northern China talent pool. Our net revenues increased from US$20.9 million in 2004 to US$33.8 million in 2005 and US$69.9 million in 2006, representing a two-year compound annual growth rate or CAGR, of 83%, and a year-over-year growth rate of 107% from 2005 to 2006, and increased from US$12.8 million in the first quarter of 2006 to US$33.8 million in the first quarter of 2007, a growth of 165%. Our net income increased from US$4.3 million in 2004 to US$6.1 million in 2005 and US$8.9 million in 2006 (including total share-based compensation charges of approximately US$0 in 2004, US$3.1 million in 2005 and US$8.4 million in 2006), representing a two-year CAGR of 44%, and a year-over-year growth rate of approximately 44% from 2005 to 2006, and increased from US$0.8 million in the first quarter of 2006 to US$6.0 million in the first quarter of 2007 (including total share-based compensation charges of US$0.3 million in the first quarter of 2006 and US$3.4 million in the first quarter of 2007, a growth of 623%).

Our Strengths

We believe we are well-positioned to capture the market opportunities and to benefit from the expected growth in the pharmaceutical and biotechnology R&D outsourcing market through our competitive strengths, which principally include the following:

Proven quality and customer satisfaction. We are able to provide our customers with dedicated resources, facilities and experienced scientists dedicated to the specific needs of individual customers. We have received a number of recognitions and awards from our customers, including the “Supplier Appreciation Award” from Merck in 2005, the “Chemical Product R&D Preferred Partner” from Eli Lilly and Company in 2006, and most recently the “Outstanding Strategic Collaboration Award” from Merck in February 2007. To date, most of our customers have returned to us for additional and often larger and longer-term projects, and each of our top-ten customers over the last three years continues to be our customer today. We believe that our operational track record in successful project management, responsiveness, turnaround times and productivity has led to steady growth in our revenues and profits.

Experienced management and talented pool of scientists. Our management team has extensive experience both overseas and in China’s pharmaceutical and biotechnology industry, as well as an understanding of Chinese and international industry best practices. Our management team is composed of Western-trained Ph.D.s and MBAs with experience in drug R&D methodologies and Western-style business practices with a track record of managing the rapid growth of our business over the last five years. Collectively, our senior management has more than 100 patents pending or granted, published more than 500 publications and has an average of 10 years of experience working in major international pharmaceutical and biotechnology companies. Furthermore, of our 1,972 employees at May 31, 2007, approximately 4.6% were Ph.D.s, 35.9% had master’s degrees and 31.7% had bachelor’s degrees.

Integrated, expanding and scalable services. We have matured from a discovery chemistry-focused contract research company to an integrated provider of R&D services spanning the drug discovery value chain. We have the ability to ramp up our operations quickly to meet our customer needs. In 2006 and in the first five months of 2007, for example, we added more than 700 and 117 scientists, respectively, and significantly expanded the capacity of our chemistry services, introduced our biological assays capacity to broaden our offerings in the higher margin service biology department and added a new portfolio of pharmaceutical development services. We believe that we are well-positioned as a “one-stop shop” for drug discovery services for our customers to advance their drug discovery programs from the conceptual stage through preclinical and clinical trials.

Commitment to protection of our customers’ intellectual property and confidential information. Since our inception, we have made it a strategic priority to safeguard our customers’ propriety rights by using well-established and strictly enforced intellectual property protection procedures. Each customer project has dedicated laboratory spaces equipped with key card access control systems. For certain major customers, we provide not only dedicated teams of scientists, but also dedicated laboratory facilities, analytical support, and independent information technology and security services. This physical and operational separation of customer projects ensures enhanced security and protection of our customers’ intellectual property.

World-class facilities and equipment. We have world-class facilities, technology and equipment, including an approximately 630,000 square-foot R&D center in Shanghai Waigaoqiao Free Trade Zone, an approximately 220,000 square-foot manufacturing plant in the Jinshan Chemical Industry Development Zone of Shanghai, which is undergoing an expansion to quadruple its manufacturing capacity, and an approximately 130,000 square-foot R&D center in Tianjin, mainly focused on our discovery chemistry services. Our manufacturing facilities are cGMP-quality and meet China’s State Food and Drug Administration, or SFDA, standards, and are ISO 9001:2000 certified.

Advantages of doing business in China. Because we conduct almost all of our operations in China, we are strategically positioned to benefit from the advantages that make China an attractive pharmaceutical outsourcing destination: low cost structure for labor and materials, a developed infrastructure, a large talent pool to support the workforce and utility, land use and tax advantages. According to Kalorama Information, China has 200,000 science graduates per year, and labor costs are expected to remain comparatively low for the next five to 10 years. We believe that experienced scientists in China are generally paid only 20% to 30% of the salaries paid to their counterparts in the United States.

Our Growth Strategy

Our objective is to become a leading full service provider of drug discovery and development outsourcing services to the global pharmaceutical and biotechnology industry. To achieve our objective, we intend to focus on our core competencies by continuing to provide quality services along the drug discovery value chain and delivering new, innovative solutions to meet our customers’ needs, while maintaining our customers’ trust through quality, responsive, value-added services and protection of their intellectual property. We also plan to continue to grow our business by pursuing the following strategies:

Expand service offerings and enter the higher value-added preclinical development and manufacturing spaces. Since inception, we have expanded our service offerings across the drug discovery and development value chain to keep pace with our customers’ changing needs. We intend to continue to expand our service capabilities in chemistry, service biology and manufacturing, to offer new services in preclinical development, and to leverage our existing customer base to achieve a “one-stop shop” solution. Starting in 2007, we began to roll out preclinical development services, such as DMPK general toxicology services, as well as pharmaceutical development services and manufacturing of clinical trial materials.

Attract, train and retain quality talent. We plan on continuing to aggressively recruit quality talent from China’s large talent pool and anticipate that we will hire a significant number of employees during 2007, increasing our headcount substantially. With facilities from Shanghai to our new site in Tianjin, near Beijing, we are able to access the major talent pools in China. We also will continue to recruit overseas, primarily focusing on Chinese scientists and managers who have been educated or worked overseas and return to China with knowledge of Western business practices and foreign language skills, known as returnees, and other scientists with significant educational and/or industry background with major pharmaceutical and biotechnology companies. We believe that through our internal training system, returnees and other senior scientists are able to quickly impart their experience and knowledge to new hires.

Increase capacity and facilities. We intend to expand our capacity and facilities. We have opened our Tianjin facility, adding approximately 130,000 square feet of R&D space, and in 2006 began the expansion of our Jinshan plant to quadruple the manufacturing capacity of the plant. We are planning to construct a preclinical drug safety evaluation center in Suzhou, which is expected to be focused primarily on preclinical research. We have also recently completed construction of an approximately 22,000 square-foot cGMP-quality pilot lab, located near our main facility in Shanghai Waigaoqiao Free Trade Zone, focused on formulation projects for Phase I to II clinical trials material manufacturing.

Grow through selective, complementary strategic partnerships and acquisitions. We intend to expand our service capabilities through strategic acquisitions of companies or technologies that complement our existing capabilities, and leverage our existing customer base to provide a “one-stop shop” solution. We believe that the pharmaceutical and biotechnology R&D outsourcing market is significantly fragmented. Many companies have strong services, but lack the scale or complement of services to compete with the industry leaders in the long term. We intend to identify and strategically acquire companies that we believe could broaden the functionality and strength of our existing services.

Our Services

We provide a broad and integrated portfolio of quality chemistry, biology and manufacturing services in the drug discovery and development process to pharmaceutical and biotechnology companies. Our core operations are grouped into two segments: laboratory services and manufacturing. Our laboratory services segment consists of discovery chemistry, service biology, analytical, pharmaceutical development and process development services, which we conduct primarily at our headquarters in Shanghai Waigaoqiao Free Trade Zone and our R&D center in Tianjin. Our manufacturing segment focuses on cGMP-quality manufacturing of advanced intermediates and APIs, which we conduct from our Jinshan facility.

Our service offerings initially consisted of lead generation and lead optimization discovery chemistry services. As we established a track record of customer satisfaction, we have expanded our service offerings extensively. We believe our customers value our ability to offer a wide breadth of quality services to meet their drug R&D needs, and we expect to continue to expand our service offerings in both preclinical and clinical development in the future.

The following chart sets forth the drug R&D process and our services:

Laboratory Services

Discovery Chemistry

Our core offering is discovery chemistry services, consisting primarily of lead generation and lead optimization services. We believe that we are one of the few companies that can independently offer chemistry-based services across the entire spectrum of the drug discovery process. The extensive experience and expertise of our scientists enable us to provide discovery chemistry services tailored to our customers’ specific needs. As of May 31, 2007, our discovery chemistry team consisted of 1,127 employees. We believe that we are well-positioned to ramp up quickly for projects and to be responsive to customer needs. Our discovery chemistry services include:

•

Lead generation. Our lead generation services include designing and synthesizing libraries, as well as templates for library synthesis, benchmark compound synthesis and custom synthesis. We have developed a scalable purification lab, which simplifies a costly and cumbersome process into an efficient system for purifying compounds, resulting in lower cost and shorter time to market to benefit our customers and allowing for the purification of 500,000 library compounds annually.

•

Lead optimization. Our lead optimization services include designing and synthesizing focus libraries, which contain a smaller number of compounds per library compared to the general screening libraries prepared in our lead generation activities. We also focus on a traditional medicinal chemistry approach, a process through which a series of compounds are carefully designed with the aid of modern computational chemistry or/and related structure-activity relationship, or SAR, information analysis, followed by their chemical synthesis, biological activity and ADME property evaluation.

•

Synthetic chemistry. Our synthetic chemistry services include providing synthesis of complex assay standards and benchmark compounds. We have completed a number of complex custom synthesis projects, all of which required more than 30 steps.

Service Biology

Based on strong customer demand, we established our service biology department in 2006. We anticipate that this department will increasingly contribute to the growth and profitability of our business. As of May 31, 2007, our service biology team consisted of 33 employees. Currently, our service biology offerings include:

•

Assay development and high throughput screening. We develop biochemical and cell-based assays to examine the activity of small molecule compounds at receptors, enzymes, ion channels and signal transaction pathways.

•

DMPK. Our DMPK services include in vivo rodent screening based on pharmacokinetic characteristics for rapid drug candidate selection and dog and non-human primate PK for prediction of drug properties in humans. We have the expertise to administer drugs to animals using various dosing routes, which include orally, intravenously and by infusion. We perform mass balance studies by administering radioactive drug molecules to animals and monitor metabolites in plasma, urine, bile and tissue samples.

•

ADME profiling. Our in vitro ADME profiling services include analyzing (i) the metabolic stability of drug candidates in cell particles and liver cells, (ii) drug-drug interaction, (iii) plasma protein binding and (iv) the manner in which drugs are transported in the body through transporter assays.

•

Metabolite identification. Our metabolite identification services include metabolite profiling, characterization and structure identification, bulk metabolite isolation and purification, synthesis of authentic standards of metabolites and pharmacokinetic evaluation of parent and metabolites in preclinical and clinical development.

•	Animal disease modeling. We develop rodent efficacy models to evaluate compounds in various therapeutic categories including inflammation, cancer, central nervous system and metabolic diseases.

•

Toxicology services. We began offering our toxicology services in the second quarter of 2007. Our toxicology services are expected to include general toxicology in rodents, dogs and non-human primates. In the interim, we have leased and renovated an approximately 13,000 square-foot toxicology facility in Xishan, 60 kilometers from Shanghai. We have partnered with another company to secure a supply of toxicology subjects and access to a breeding facility. We intend to build an approximately 215,000 square-foot preclinical drug safety evaluation center in Suzhou, which we expect to be fully operational in 2009. The future center will offer comprehensive drug safety evaluation services, including general toxicology, safety pharmacology, development and reproductive toxicology and carcinogenicity studies.

Pharmaceutical Development

Our pharmaceutical development services group, staffed by 11 scientists, focuses on formulation development for new chemical entities supported by preformulation studies, analytical development, stability evaluation and regulatory submission preparation services, moving our customers’ new chemical entities from the preclinical stage to NDA filings. We expect to grow our pharmaceutical development services group in 2007 with the recent completion of an approximately 22,000 square-foot cGMP-quality pilot lab, located near our main facility in Shanghai Waigaoqiao Free Trade Zone, focused on formulation projects for Phase I to II clinical trials material manufacturing.

Analytical

Our analytical services group provides integrated analytical support for our internal discovery chemistry, biology, DMPK, toxicology, process chemistry and manufacturing services in characterizing and determining the quality and quantity of samples and products. As of May 31, 2007, our analytical services group consisted of 185 scientists and technicians. Our analytical services consist of:

•

Core analytical services. Internally supports synthetic chemistry, lead generation and lead optimization services, and offers external services focused on chiral separation, bulk material purification and high-throughput library purification.

•

Bioanalytical services. Internally supports DMPK, toxicology and biology services, and offers external services, immunoassay for protein drugs and biomarkers, which are traits, proteins or other substances used to measure or indicate the progress or existence of a disease or condition, and metabolite identification. The laboratory is compliant with GLP, providing quantitative and qualitative sample analysis for preclinical and clinical studies.

•

Analytical development services/quality control. Internally supports process R&D and manufacturing, and offers external services focused on analytical method development, method validation, in-process quality control and stability testing.

Process Development

Our process development service involves optimizing the chemical synthesis process in order to yield much larger quantities of the drug than were needed in the previous development phases. By optimizing and selecting the most effective method of compound synthesis, chemists reduce the cost of synthesis. This may be achieved by reducing the number of products used in synthesis, improving the yield of the desired compound and accelerating the time needed for synthesis. Our process development service assists our customers to manufacture their drug candidates more efficiently. Our cGMP-quality kilo-lab and pilot plant assist our customers to develop processes to manufacture drugs in increasing quantities from lab quantities, which are measured in milligrams/grams, to scale-up quantities, which are measured in kilograms, to process optimization quantities, which are measured in hundreds of kilograms, to commercial process development quantities, which are measured in tonnage, to meet the increased demands of clinical trials and commercialization. As of May 31, 2007, our process development service group consisted of 106 employees.

Manufacturing

We began offering our manufacturing services in 2003 to meet the growing demand for outsourced manufacturing services from our customers. Our manufacturing services are integrated with our laboratory services, with the goal of reducing overall development time for our customers. As of May 31, 2007, our manufacturing group consisted of 303 employees.

We have an approximately 220,000 square-foot cGMP-quality multi-purpose manufacturing facility in the Jinshan Chemical Industry Development Zone of Shanghai, established in May 2004, with 41,000L of reactor volume. The plant is in compliance with SFDA standards, and is ISO 9001:2000 certified. In January 2007, we began the expansion of our Jinshan facility by an additional approximately 350,000 square feet, which we anticipate will quadruple the capacity of the cGMP-quality facility with an additional 172,000L of reactor volume. The new facility will concentrate on commercial production with advanced automation and cryogenic capability, in anticipation of the increased need for our manufacturing services. The expansion is scheduled to commence operations in late 2008.

We are also currently engaged in manufacturing activities in Changzhou, approximately 200 kilometers from Shanghai, through an exclusive entrustment arrangement with a local factory, giving us access to an approximately 18,000 square-foot plant in Changzhou with a maximum reactor volume of 55,500L. We are in the process of setting up a branch of STA in Changzhou. Once the branch is set up, we intend to lease either the existing facility or find a suitable alternative. The Changzhou plant is focused on manufacturing of registration starting materials.

Our Facilities

We are headquartered in Shanghai and currently conduct our laboratory and manufacturing activities in three primary facilities:

•

Approximately 630,000 square-foot R&D center in Shanghai Waigaoqiao Free Trade Zone, primarily for laboratory services. We own approximately 400,000 square feet of the Waigaoqiao facility, which is currently mortgaged to China Construction Bank to secure a RMB100 million maximum amount loan agreement for a term of three years, ending in April 2009. We lease the remaining 230,000 square feet of the facilities in Waigaoqiao for varying lease terms.

•	Approximately 130,000 square-foot R&D center in Tianjin, mainly focused on our discovery chemistry services. We lease the facilities in Tianjin for a term of 10 years.

•

Approximately 220,000 square-foot manufacturing plant in the Jinshan Chemical Industry Development Zone of Shanghai, which we own. The manufacturing facilities in Jinshan are used for the manufacturing of advanced intermediates and APIs.

We intend to expand our capacity and facilities. We recently opened our Tianjin facility, adding approximately 130,000 square feet of R&D space, and in 2006 began the expansion of our Jinshan plant to quadruple the manufacturing capacity of the plant. We are planning to construct a preclinical drug safety evaluation center in Suzhou, which is expected to be focused primarily on preclinical research. We recently completed construction of an approximately 22,000 square-foot cGMP-quality pilot lab, located near our main facility in Shanghai Waigaoqiao Free Trade Zone, focused on formulation projects for Phase I to II clinical trials material manufacturing. We intend to finance these expansions from the proceeds of this offering, with the exception of the pilot lab which we are funding from cash flow from operations. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Expenditures.”

Sales and Marketing

We market our services directly to customers through meetings with senior management of pharmaceutical and biotechnology companies, maintenance of an extensive Internet website and participation in trade conferences and shows. We also receive a significant amount of business from customer referrals. In particular, members of our senior management team have managed our sales and marketing activities and maintained personal, direct relationships with our major customers and suppliers since our inception.

New customers typically first assign us a small-scale assignment to test our capabilities. After we successfully complete the assignment, the customer often increases the size and term of the next contract, and hires us for more types of assignments. We intend to increase our customer base by targeting biotechnology companies that often lack in-house drug discovery and development capabilities and for which outsourcing is an attractive option for them to achieve their objectives.

Customers

Our customers consist primarily of large pharmaceutical and biotechnology companies located throughout the world. In 2006, we provided our services to 70 pharmaceutical and biotechnology customers, including nine of the top 10 pharmaceutical companies in the world, as measured by 2006 total revenues. Substantially all of our total net revenues over the last three years were generated from sales to customers located in the United States. We have received a number of recognitions and awards from our customers, including the “Supplier Appreciation Award” from Merck in 2005, the “Chemical Product R&D Preferred Partner” from Eli Lilly and Company in 2006, and most recently the “Outstanding Strategic Collaboration Award” from Merck in February 2007. To date, most of our customers have returned to us for additional and often larger and longer-term projects, and each of our top-ten customers over the last three years continues to be our customer today. As a result, our customer base has been stable. We typically enter into collaboration or service agreements with our customers, which range in duration from one to four years, and have increasingly entered into multi-year contracts with our customers.

The table below illustrates our growing and repeat customer base:

	As of December 31,
	2004	2005	2006
Top ten customer concentration (% of revenues)	83	73	69
Total number of customers	55	69	70
Retention of top ten customers (repeat %)	100	100	100
Average revenues per top ten customer (millions of US$)	1.7	2.5	4.8

For certain major customers, we provide not only dedicated teams of scientists, but also dedicated laboratory facilities, analytical support, and independent information technology and security services. This physical and operational separation of customer projects ensures enhanced security and protection of our customers’ intellectual property. The laboratory configuration and setup, research plan, operating procedures, information technology and security protocols all can be tailored to our customers’ specifications.

Our two largest customers in 2005 and 2006, Pfizer and Merck, accounted for 17.4% and 17.4% in 2005 and 15.4% and 13.7% in 2006 of our net revenues, respectively. No other customer accounted for more than 10% of our net revenues in those years. Vertex accounted for 24.8% of our net revenues in the first quarter of 2007, and we expect Vertex to continue to be a significant customer for the foreseeable future. See “Risk Factors — Risks Relating to Our Business — A limited number of our customers have accounted and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these customers could significantly reduce our revenues and decrease our profitability,” “— Any failure to retain our existing customers or expand our customer base may result in our inability to maintain or increase our revenues” and “— We are making a significant commitment of capital to ramp up our services in order to meet our customers’ needs and, as a result, we are dependent on the success of our customers’ projects and the continuation of their business.”

Project Management and Customer Support

We believe that we have an established reputation among our customers for high productivity, rapid turnaround times and comprehensive customer support. We generally assume full project management responsibility in each of our service offerings. We seek to strictly adhere to our internal quality and project management processes. We believe these processes, methodologies, knowledge management systems and tools reduce the overall cost to the customer and enhance the quality and speed of delivery. We have developed a project management methodology to ensure timely, consistent and accurate delivery of quality services. To facilitate project management, we developed an online monitoring and reporting system allowing a customer’s project manager to monitor the progress of their projects through a secure encrypted website. Additionally, our project team interacts with the customer’s project management team via regular conference calls, daily e-mails and bi-weekly reports. Our project management is closely collaborated with our strategic imperative to protect our customers’ confidentiality and intellectual property. See “— Intellectual Property” below.

We conduct frequent external customer satisfaction surveys on a number of key performance indicators to improve our planning, execution, evaluation, and support. Internally, we focus on operation improvement and innovation to achieve lower direct costs, better use of assets, faster development time, increased accuracy, greater customization or precision, more added value, and simplified processes. Our customer support department focuses on sales support and relationship management with our customers, and is dedicated to improving responsiveness to our customers’ needs and inquiries. Less than satisfactory marks and comments are scrutinized for root causes to continuously improve operations and services.

Employees

We had 533, 890 and 1,843 employees in 2004, 2005 and 2006, respectively. As of May 31, 2007, we had 1,972 employees, including 1,345 in our laboratory services segment, 238 in our manufacturing segment and 389 in general and administrative functions. Of the total 1,972 employees, 1,502 worked in our R&D center in Shanghai Waigaoqiao Free Trade Zone, 303 worked in our manufacturing facilities in the Jinshan Chemical Industry Development Zone of Shanghai and 167 worked in our R&D center in Tianjin. The following charts show our employee composition by educational level and a historical headcount as of the end of the periods indicated:

To meet our anticipated growth needs, we expect to hire a significant number of employees during 2007, increasing our headcount substantially. To achieve these requirements, we will hire both recent graduates as well as experienced professionals. Our primary hiring strategy is to recruit from universities and some of the most well-known technical training schools in China. We also recruit overseas, primarily focusing on returnees and Ph.D.s with significant educational and/or industry background with major pharmaceuticals, many of whom are our customers, and through referrals, headhunters, job fairs and internships. As of May 31, 2007, our scientists and technical staff numbered 1,345 employees, and collectively possesses expertise in synthetic, medicinal, combinatorial, computational, analytical, bioanalytical, service biology, and process chemistry. Our future growth and profitability depends upon the research and efforts of our highly experienced and skilled scientists and mid-level managers, and their ability to keep pace with changes in drug discovery and development technologies. We compete vigorously with pharmaceutical firms, biotechnology firms, contract research firms, and academic and research institutions to recruit scientists and mid-level managers and employees. See “Risk Factors — Risks Relating to Our Business — Our ability to execute projects, maintain, expand or renew existing customer engagements and obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled scientists and mid-level personnel.”

From time to time, we employ part-time employees to support our laboratory services segment. As of May 31, 2007, we had an additional 137 employees on a part-time basis.

We are focused on training and retention. We have a comprehensive training program for new employees, in addition to an ongoing, on-the-job mentor/mentee program. In addition, we cultivate the quality of our scientists with our in–house seminar series, performance reviews that include goal setting and a talent review process, dual career path development (technical or management), management competency enhancement training and team building and integration efforts.

We offer our employees both a base salary and a profit sharing program composed of performance bonuses and rewards for exceptional performance. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.

We have not experienced any labor disputes or disputes with the labor department of the PRC government since our inception.

Intellectual Property

Protection of intellectual property associated with drug R&D is critical to all our customers. In our business of providing drug R&D services, our customers generally retain ownership of all associated intellectual property, including those they provide to us and those arising from the services we provide. Our success therefore depends in substantial part on our ability to protect the proprietary rights of our customers. This is particularly important for us since our operation is based in China, and China, as well as Chinese companies, have not traditionally enforced intellectual property protection to the same extent as the United States. Since our inception, we have made it a strategic priority to safeguard our customers’ proprietary rights.

We take all necessary precautions to protect the intellectual property of our customers. As one aspect of our system of protecting intellectual property rights, including our customers’ and our own, we enter into agreements with all our employees, under which all intellectual property made by them during their employment belongs to us, and our employees waive all relevant rights or claims to such intellectual property. All our employees are also bound by confidentiality obligations and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Furthermore, our service agreements provide that all intellectual property generated during the course of a project is exclusively the property of the customer for whom we are conducting the project.

As another aspect of our intellectual property protection system, we have established documentation procedures, powered by the industry standard Laboratory Information Management System, or LIMS, licensed by Thermo Watson, to control information access on a need-to-know basis and restrict system access in connection with our DMPK studies in drug discovery and development. A typical bioanalytical laboratory generates hundreds or even thousands of test results daily which must be securely stored for long periods. LIMS is designed for tracking individual samples and the information obtained on them with various analytical tools. Only after the results of all bioanalytical techniques have been reviewed in LIMS is a product released or rejected. We believe that our LIMS complies with FDA requirements regarding security, particularly in data integrity, compatibility and audit trail generation.

We have also created an intellectual property protection process, whereby we periodically scan signed and dated notebooks of every scientist onto diskettes and then engage the Shanghai Notary Public Office to notarize the records. Notebooks are critical to the process of drug R&D, as the scientists’ notes are often used as original data in support of patent applications and disputes. Our process preserves the documentation necessary to establish intellectual property ownership should any disputes arise in the future. As such, it not only significantly enhances the protection of key original information, but also significantly enhances customers’ confidence and trust in our company. Furthermore, each customer project has dedicated laboratory spaces equipped with key card access control systems.

We do not believe that our own proprietary technology and intellectual property is material to our business. Although our own intellectual property rights are important to our results of operations, we believe that such factors as the technical expertise, knowledge, ability and experience of our employees are more important, and that, overall, these technological capabilities provide significant benefits to our customers.

Despite measures we take to protect intellectual property of our customers or our own, unauthorized parties may attempt to obtain and use information that we regard as proprietary. See “Risk Factors — Risks Relating to Our Business — If we fail to protect the intellectual property rights of our customers, we may be subject to liability for breach of contract and may suffer damage to our reputation.” To date, we are not aware of any such breaches.

We have five trademarks registered in China and are pursuing registration of our trademarks in the United States.

Competition

We compete with contract research and manufacturing companies and research and academic institutions. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies become available. See “Risk Factors — Risks Relating to Our Business — We face increasingly intense competition. If we do not compete successfully against new and existing competitors, demand for our services and related revenues may decrease and subject us to increasing pricing pressure.”

The pharmaceutical and biotechnology R&D outsourcing market remains highly fragmented. According to Kalorama Information, no single supplier has more than one percent of the drug discovery outsourcing market. We compete with industry players in particular service areas, for example with Charles River Laboratories International, Inc., which recently partnered with Shanghai BioExplorer Co., Ltd., in the preclinical services area, and Shanghai ChemPartner Co., Ltd. and Bioduro, Inc. in the discovery chemistry area, but we believe that we do not compete with any single company across the breadth of our service offerings.

We believe we compete primarily on the basis of the relative quality of our services, the quality of our customer service and our ability to be responsive to and efficient with our customers’ requests. We adhere to GLP and GMP quality standards, and have a strategic emphasis on protection of customer intellectual property, both of which result in greater customer acceptance of our services. We believe we also compete on the basis of our relationships with customers. In particular, we believe our 100% customer retention rate of our top-ten customers by revenues for the last three years has led to a steady and increasing revenue stream. In addition, we believe we also compete on the basis of our turnaround time, price and geography. We believe we compete favorably on the basis of each of these factors. However, many of our current or future competitors may have longer operating histories, better name recognition, greater levels of consumer trust, stronger management capabilities, better supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

We believe that the successful recruitment and retention of qualified Ph.D., master and bachelor level scientists is a key element in achieving our strategic goals. We believe that as competitive pressures in the pharmaceutical industry increase, the recruitment and retention of scientists will become increasingly competitive. To meet this challenge, we actively recruit scientists at colleges and universities and through several other means. We believe the sophisticated chemistry performed in the course of our business will assist us in attracting and retaining qualified scientists. We offer competitive salaries and benefits as a means to recruit and retain highly skilled scientists.

Insurance

We maintain property insurance policies covering physical damage or loss of our equipment, facilities, buildings and their improvements, office furniture and inventory, employer’s liability insurance generally covering death or work injury of employees, product liability insurance covering product liability claims arising from the use, consumption or operation of our small molecular compounds, public liability insurance covering certain incidents to third parties that occur on or in the premises of the company and directors and officers liability insurance. While we believe that our insurance coverage is comparable to similarly situated companies in China, it may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain key man life insurance for any of our senior management or key personnel.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business disruption insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business disruption insurance coverage for our operations in China. See “Risk Factors — Risks Relating to Our Business — We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.”

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

REGULATION

Regulation of the Pharmaceutical Research Industry in China

We operate in a legal environment where there is little formalized regulation over a number of our activities. The following laws, regulations and regulatory authorities are relevant to our business:

SFDA

In the PRC, the SFDA is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as food, health food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established in August 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC, or the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA.

The primary responsibilities of the SFDA include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as food, health food and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and the pharmaceutical industry;

•	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;

•

approving and issuing permits for the manufacture and export/import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and

•	examining and evaluating the safety of food, health food and cosmetics and handling significant accidents involving these products.

We are currently not involved in the business of providing drug development services in the Chinese market that are subject to the SFDA approval process or manufacturing or marketing any drug to be sold in China. We are a China-based pharmaceutical and biotechnology R&D outsourcing company, whose customers (principally in the United States) are developing drugs for the U.S. and major international markets. As such, the primary regulatory authority that impacts our business is the U.S. FDA. Although we voluntarily comply with certain SFDA standards, except in the following instances, we are not currently, and are not likely to be in the future, subject to the SFDA regulation:

•

In the future, our PRC operating subsidiary in Suzhou will need to obtain a verification of “good laboratory practices” from the SFDA or its local branch if it elects to provide any preclinical services; and

•

In order to use the term “pharmaceutical” in its company name, our PRC manufacturing subsidiary in Jinshan was required by the relevant local government to obtain, and has obtained, a pharmaceutical manufacturing certificate from the Shanghai branch of the SFDA.

Blood and reagent import/export

According to the Circular on Strengthening Administration on Entry and Exit Inspection and Quarantine of Special Articles for Medical Use, import or export of medical special articles, including without limitation blood and reagents, must be inspected by the relevant inspection and quarantine authorities and be approved by the Ministry of Health or its local counterparts or other authorities, as the case may be.

Drug research

The PRC Drug Administration Law as promulgated by the Standing Committee of the National People’s Congress in 1984 and the Implementing Measures of the PRC Drug Administration Law as promulgated by the MOH in 1989 have set forth the legal framework for the establishment of pharmaceutical manufacturing enterprises, pharmaceutical trading enterprises and for the administration of pharmaceutical products, which includes the development, research and manufacturing of new drugs and medical preparations by medical institutions. The PRC Drug Administration Law also regulates the packaging, trademarks and advertisements of pharmaceutical products in the PRC.

Certain revisions to the PRC Drug Administration Law took effect in December 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure the quality and safety of pharmaceutical products for human use. The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medical preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisement of pharmaceutical products.

The PRC Drug Administration Implementing Rules promulgated by the State Council took effect in September 2002 to provide detailed implementing regulations for the revised PRC Drug Administration Law.

Safety, Health and Environmental Matters

Our operations and properties are subject to extensive environmental protection and health and safety laws and regulations. These laws and regulations govern, among other things, the generation, storage, handling, use and transportation of hazardous materials and the handling and disposal of hazardous and biohazardous waste generated at our facilities.

These laws and regulations generally impose liability regardless of the negligence or fault of a responsible party, unless it has legally defined immunities. These laws and regulations also require us to obtain permits from governmental authorities for certain operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Under certain environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third party waste disposal sites.

Although we believe that our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our business, results of operations or financial conditions, they may do so. We do not expect to incur material costs to comply with relevant environmental laws and regulations. Because the requirements imposed by these laws and regulations may change, however, we may be unable to accurately predict the cost of complying with these laws and regulations. In addition, although we believe that we currently comply with the standards prescribed by these laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In that event, we could be liable for any resulting damages, which could exceed our resources and harm our results of operations. See “Risk Factors — Risks Relating to Our Industry — Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.”

Trade Secrets

According to the Anti-unfair Competition Law of the PRC, the term “trade secrets” refers to technical information and business information which is unknown to the public, which has utility and may create business interest or profit for its legal owners or holders, and which is maintained as secrets by its legal owners or holders. Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (a) to obtain the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (b) to disclose, use or permit others to use the trade secrets obtained illegally under item (a) above; or (c) to disclose, use or permit others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known the above-mentioned illegal conducts but nevertheless obtain, use or disclose such trade secrets of others, it may be deemed to have committed an infringement of others’ trade secrets. Infringed parties may petition for administrative corrections, and competent regulatory authorities may stop any illegal activities and may fine infringing parties in the amount of RMB10,000 to RMB200,000. Alternatively, infringed persons may file lawsuits for damages caused due to the infringement of the trade secrets in a competent PRC court.

The measures to protect trade secrets include oral or written agreements or other reasonable measures to require the employees of or persons in business contact with legal owners or holders to keep such trade secrets confidential. As soon as the legal owners or holders request others to keep the trade secrets confidential and adopt reasonable protection measures, the requested persons shall bear the liability to keep the trade secrets confidential.

Animal Test Permit and Other Related Regulatory Requirements

According to the Administrative Measures on Certificate for Animal Experimentation (Trial), it is mandatory to obtain a Certificate for Use of Laboratory Animals to carry out animal experimentation. Applicants must satisfy the conditions as follows: (1) laboratory animals must be qualified and from entities that have Certificates for Production of Laboratory Animals; (2) environment and facilities for laboratory animals’ living and propagating must meet state requirements; (3) laboratory animals’ feed must meet state requirements; (4) workers feeding or experimenting on laboratory animals must have received professional training; (5) management systems must be effective and efficient; and (6) other requirements as stipulated by PRC laws and regulations.

Other National and Provincial Level Laws and Regulations in China

We are subject to evolving regulations under many other laws and regulations administered by PRC governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business.

We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations.

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local counterparts. Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local counterparts. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local counterparts and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE or its local counterparts, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

•	The Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended;

•	The Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended;

•	The Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended; and

•	The Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended.

Under these laws and regulations, Sino-foreign equity joint venture enterprises and wholly foreign owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXPT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, it may, upon a board resolution, set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other five operating subsidiaries are equity joint ventures which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE or its local counterparts in connection with their investment in us. If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the six PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

Regulations on Employee Stock Incentive Plan

According to the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China, or PBOC, on December 25, 2006 and its Implementation Rules issued by SAFE on January 5, 2007, both of which took effect on February 1, 2007, collectively known as the Forex Measures, employee stock ownership plans or stock option plans of overseas listed companies in which PRC individuals participate shall be approved by SAFE or its authorized branch before foreign exchange matters involving these plans can be settled.

On March 28, 2007, SAFE released detailed registration procedures for employee stock ownership plans or share option plans to be established by overseas listed companies and for individual plan participants, known as Option Plan Registration Rules. Any failure to comply with the Option Plan Registration Rules may affect the effectiveness of the employee stock ownership plans or share option plans and subject the plan participants, the company offering the plans or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime.

Once we are listed on the NYSE, we may be subject to the Forex Measures and Option Plan Registration Rules and will need to be in compliance with the procedures provided therein.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, purports to require an offshore special purpose vehicle, or SPV, formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Rule to overseas listings of offshore SPVs.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that, based on its understanding of the current PRC laws, regulations and rules, it is not necessary for us to obtain the CSRC’s approval for this offering because we obtained approval from relevant authorities for the acquisition of our operating subsidiaries in the PRC before September 8, 2006, the effective date of the New M&A Rule.

A copy of Commerce & Finance’s legal opinion regarding the New M&A Rule is filed as an exhibit to our registration statement on Form F-1.

Company Law

In October 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company law, which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liability companies and companies limited by shares.

WXPT is governed by both the PRC Company Law and the WFOE Law and its implementation rules and other five operating subsidiaries are governed by both the PRC Company Law and the EJV Law and its implementation rules. The Amended PRC Company Law eliminates a restriction which limited the amount of equity investments that a company could make to a maximum of 50% of such company’s net assets. With the removal of such a restriction our operating subsidiaries in China may have more flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited liability companies. As a result, subject to industry limitations, WXPT may acquire 100% of the equity interest in a PRC limited liability company and become the sole shareholder of such limited liability company. The amended PRC Company Law includes requirements about the establishment of supervisory committee.

Regulations in Other Jurisdictions

Regulatory Agency Approvals

Our customers are subject to substantial regulation by governmental agencies in the United States and other countries. Virtually all pharmaceutical and biotechnology products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA and other foreign regulatory agencies. Various federal and state laws and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of these pharmaceutical and biotechnology products. This approval process is time-consuming and expensive and there are no assurances that approval will be granted on a timely basis, or at all. Even if regulatory approvals are granted, a marketed product is subject to continual review. Later discovery of previously unknown problems or a failure to comply with applicable regulatory requirements may result in restrictions on the marketing of a product or the withdrawal of the product, as well as possible civil or criminal sanctions. To the extent our customers are unable to obtain the necessary regulatory approvals to market their products, or fail to continue to comply with regulatory requirements, we may be unable to realize revenue from milestone and/or royalty payments.

Good Laboratory Practice (GLP)

The conduct of preclinical studies must comply with the statutory or regulatory requirements for GLP. GLP regulations describe a quality system concerned with the organizational process and conditions under which nonclinical laboratory studies are planned, performed, monitored, recorded, archived and reported. GLP compliance is required by such regulatory agencies as the FDA, the U.S. Environmental Protection Agency and the Japanese Ministry of Health and Welfare.

Current Good Manufacturing Practice (cGMP)

All facilities and manufacturing techniques used in the manufacture of products for clinical use or for sale in the United States must be operated in conformity with cGMP guidelines as established by the FDA. Failure on our part to comply with applicable requirements could result in the termination or ongoing research or the disqualification of data for submission to regulatory authorities or our customers. A finding that we had materially violated cGMP requirements could result in a termination of our service agreements with our customers and significant fines, which would materially and adversely affect our business, financial condition and results of operations. To date, we have not received any FDA inspections.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of July 20, 2007. The business address of each of our directors and executive officers is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

Name	Age	Position
Ge Li, Ph.D.(1)	40	Chairman, Chief Executive Officer and Founder
Xiaozhong Liu	43	Executive Vice President, Director and Founder
Tao Lin	39	Vice President of Internal Operations, Director and Founder
Zhaohui Zhang	37	Vice President of Domestic Marketing, Director and Founder
Benson Tsang	42	Chief Financial Officer
Shuhui Chen, Ph.D.	44	Chief Scientific Officer
Suhan Tang, Ph.D.	41	Chief Manufacturing Officer
Kian-Wee Seah(2)(3)	44	Director
Sean Tong(4)	33	Director
Cuong Viet Do(1)(2)(3)(4)	41	Director
Shawn Wang(2)(3(4)	40	Director
Daniel Auerbach(5)	49	Director

(1)	Member, strategy committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Member, audit committee
(5)	Daniel Auerbach will resign from our board of directors immediately prior to the date of effectiveness of our registration statement of which this prospectus is a part.

Dr. Ge Li has served as our Chief Executive Officer since inception and Chairman since early 2004. Dr. Li is one of our founders and the core managerial personnel of our business, and is responsible for operation, strategic planning and business development. Dr. Li was one of the founding scientists of Pharmacopeia, Inc., a Nasdaq listed company based in Princeton, New Jersey. Dr. Li received a bachelor’s degree in chemistry from Peking University, and a master’s degree and a Ph.D. in organic chemistry from Columbia University.

Xiaozhong Liu has served as our Executive Vice President since 2001 and a director since 2005. Mr. Liu is one of our founders and core managerial personnel of our business. Mr. Liu is responsible for our project and engineering departments. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

Tao Lin has served as our Vice President of Internal Operations since 2002 and a director since 2005. Mr. Lin is one of our founders and core managerial personnel of our business. Mr. Lin is responsible for the daily operations of our procurement, information technology and import and export departments. Prior to joining our company, Mr. Lin was the Chief Sales Manager of Builders Products International (US), responsible for its Greater China market. Previously, Mr. Lin was also a general manager and the owner of Zhuhai King Strengthen Trading Company, an international trading company in China. Mr. Lin received a bachelor’s degree in business management from Zhongshan University.

Zhaohui Zhang has served as our Vice President of Domestic Marketing since 2002 and a director since 2005. Mr. Zhang is one of our founders and core managerial personnel of our business. Mr. Zhang is responsible for business development. Prior to joining our company, Mr. Zhang worked for Jiangsu Silver Bell Group as an assistant to the general manager and later as a Vice President of American Silver Bell Company responsible for government procurement. Mr. Zhang received a bachelor’s degree in mechanical and electrical engineering from Jiangnan University.

Benson Tsang has served as our Chief Financial Officer since 2006. From April 2006 to June 2006, Mr. Tsang worked as the Chief Financial Officer of Chongqing Jinshan Science & Technology (Group) Co. Ltd. From 2001 to 2005, Mr. Tsang worked as the China Chief Financial Officer of PCCW Ltd., a Hong Kong and New York Stock Exchange listed company, and for Global Tech Holdings Ltd., a Hong Kong and Singapore listed company. From 1996 to 2001, Mr. Tsang worked for Top Results Promotion Ltd., Texon International Ltd. and Imation Hong Kong Ltd. Mr. Tsang worked for PricewaterhouseCoopers and Deloitte from 1988 to 1996. Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. Mr. Tsang received a Bachelor of Commerce and MBA from McMaster University, Canada.

Dr. Shuhui Chen has served as our Chief Scientific Officer since 2004. Dr. Chen’s main responsibilities include overseeing our laboratory services segment. From 1998 to 2004, Dr. Chen worked for Eli Lilly and Company as a research advisor. From 1995 to 1997, Dr. Chen worked for Vion Pharmaceuticals as group leader and later as an associate director of chemistry on several anti-cancer and anti-viral projects. From 1990 to 1995, Dr. Chen worked for Bristol-Myers Squibb as a research investigator and later as a senior research investigator. Dr. Chen received a bachelor’s degree in chemistry from Fudan University and a Ph.D. in organic chemistry from Yale University.

Dr. Suhan Tang has served as our Chief Manufacturing Officer since 2007. Dr. Tang’s main responsibilities include overseeing our manufacturing segment. From 2003 to 2006, Dr. Tang was our Vice President of Process Research and Development. From 1996 to 2003, Dr. Tang worked for Schering-Plough Research Institute as a principal scientist. Dr. Tang received a bachelor’s degree in chemistry from Jilin University and a master’s degree of science in organic chemistry, a master’s degree of philosophy and a Ph.D. in organic chemistry from Columbia University.

Kian-Wee Seah has served as a director since 2005. Mr. Seah joined UOB Venture Management Pte Ltd. since 1997 and currently holds the position of Managing Director. He is a Chartered Financial Analyst Charterholder. Mr. Seah currently serves on the board of the following publicly listed Chinese companies: China Energy Limited, China Precision Technology Limited, SunVic Chemical Holdings Limited and Unionmet (Singapore) Limited. Mr. Seah received a bachelor of engineering from National University of Singapore, a master of science from University of California, Los Angeles, and an EMBA from Tsinghua University.

Sean Tong has served as a director since February 2007. Mr. Tong is a Principal at General Atlantic LLC, where he has worked since 2000 and focuses his efforts on opportunities in the enterprise solutions, healthcare and communications and electronic sectors across Greater China. Prior to joining General Atlantic, Mr. Tong worked for Morgan Stanley in New York. Mr. Tong received a bachelor’s degree from Harvard University.

Cuong Viet Do has served as a director since July 2007. Mr. Do is currently the chief strategy officer of Lenovo Group Limited. Mr. Do joined Lenovo in December 2006 after 17 years at McKinsey & Company, where he was Director and senior partner. During his tenure at McKinsey, he consulted with leading companies in 18 countries and four continents on issues involving strategy, sales and marketing, operations, and corporate finance. At different stages of his career at McKinsey, Mr. Do helped build and was a leader in the healthcare, high tech, marketing and corporate finance practices. Mr. Do has more than a decade experience working with pharmaceutical and medical device companies around the world in R&D, sales and marketing, licensing & acquisitions, and operations. He has also served hospitals and governments on healthcare policy. Mr. Do has a bachelor’s degree in Biochemistry and Economics from Dartmouth College and a master’s degree in Business Administration from the Tuck School of Business Administration, where he now serves on the MBA Board. He also serves on the boards of several non-profit groups, including Celebrate the Children, a school for autistic children, and the National Youth Science Foundation.

Shawn Wang has served as a director since July 2007. Mr. Wang has been the chief financial officer of Baidu.com, Inc. since September 2004. Prior to joining Baidu, Mr. Wang was a partner of the global capital markets group of PricewaterhouseCoopers LLP in charge of managing PricewaterhouseCoopers’ cross-border transactional, accounting and strategic advisory services to clients seeking access to U.S. capital markets, with a specific focus on clients based in Greater China. Mr. Wang served as an advisor to the China Securities Regulatory Commission, or CSRC, from November 2002 to December 2003, an expert advisor to the Ministry of Finance, Accounting Standards Board of China from December 2003 to September 2004 and an advisor to the Asset Securitization Task Force of CSRC from April 2004 to December 2004. Prior to transferring to PricewaterhouseCooper’s office in Hong Kong in 1999, Mr. Wang worked at the London and New York offices of PricewaterhouseCoopers for five years. Mr. Wang received a bachelor’s degree in industrial management from Northwestern Polytechnical University in China, a master’s degree in Higher Education Administration from West Virginia University and a master’s degree in accounting from The American University.

Set forth below is biographical information for Daniel Auerbach, one of our current directors, who will resign from our board of directors immediately prior to the date of effectiveness of our registration statement of which this prospectus is a part:

Daniel Auerbach has served as a director since 2005. Since late 1994, Mr. Auerbach has been Managing Director of the two principal companies responsible for Fidelity International’s venture capital funds based in Hong Kong. From 1987 to 1994, he was a partner at Arral and Partners (Asia) Limited, a venture capital firm based in Hong Kong, and general manager of one of its portfolio companies. From 1981 to 1985, Mr. Auerbach was employed in the equity research department of Fidelity Investments in Boston. Currently, Mr. Auerbach is on the Board or on the Advisory Board of the following Asia-based companies on behalf of Fidelity International: Lattice Ltd., Dianji Technology Holdings Ltd., CDP Holdings, Ltd. (Alternate) and UIM Holdings, Inc. Over the past 11 years Mr. Auerbach has had board roles on a number of Chinese companies, including AsiaInfo Holdings Inc., Hurray Holdings Co., Ltd., Alibaba.com Corporation and Pharmanex Ltd. Mr. Auerbach holds a Master of Business Administration degree from the Harvard Graduate School of Business as well as a Bachelor of Arts degree from Dartmouth College.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and compensation of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

We currently have nine director seats on our board. According to the Second Amended and Restated Joint Venture Agreement, dated February 9, 2007, the holders of the preference shares as a class have the right to elect four non-executive directors, the founders have the right to elect four executive directors, Dr. John J. Baldwin has the right to appoint one non-executive director and Rexbury Limited has the right to appoint one non-executive director. Of the four non-executive directors to be elected by the holders of the preference shares as a class, each of UOB, Fidelity, TianDi Growth Capital and General Atlantic has the right to elect one non-executive director. On April 30, 2007, the director appointed by TianDi Growth Capital resigned and was not replaced. These rights will, however, terminate upon the closing of this offering. There are no similar shareholder arrangements that will apply once we become a public company. Upon the closing of this offering, we will have a classified board of nine directorships, which means our directors are divided into three classes and the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Cuong Viet Do, Sean Tong and Kian-Wee Seah will expire at the first annual meeting of our shareholders after the completion of this offering, the terms of office of Shawn Wang, Tao Lin and Zhaohui Zhang will expire at the second annual meeting of our shareholders after the completion of this offering, and the terms of office of Ge Li, Xiaozhong Liu and a new independent director to be determined will expire at the third annual meeting of our shareholders after the completion of this offering. Notwithstanding anything to the contrary in our second amended and restated memorandum and articles of association, our chief executive officer shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year.

Our directors are subject to a three-year term of office and hold office until their term of office expires or until such time as they are removed from office by special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditor, (ii) dies, or (iii) is found by our company to be or becomes of unsound mind. Our executive officers are elected by and serve at the discretion of our board of directors.

Qualification

There is no shareholding qualification for directors.

Board of Directors and Committees

Our board of directors currently consists of eight members, including Cuong Viet Do and Shawn Wang, each of whom satisfies the independence requirements of the New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Our board of directors has established an audit committee, a compensation committee, a corporate governance and nominations committee and a strategy committee.

Audit Committee

Our audit committee consists of Cuong Viet Do and Shawn Wang, each of whom satisfies the independence requirements of NYSE Manual Section 303A, and Sean Tong. Mr. Wang is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Cuong Viet Do and Shawn Wang is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our audit committee is responsible for, among other things:

•

recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•

timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Cuong Viet Do, Shawn Wang and Kian-Wee Seah. Mr. Seah is the chairman of our compensation committee. Our board of directors has determined that Cuong Viet Do and Shawn Wang are “independent directors” within the meaning of NYSE Manual Section 302A(2).

Our compensation committee is responsible for:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers;

•	reviewing and determining share-based compensation for our directors and officers;

•	administering our equity incentive plans and any profit sharing or bonus plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of Cuong Viet Do, Shawn Wang and Kian-Wee Seah. Mr. Seah is the chairman of our nominations committee. Our board of directors has determined that Cuong Viet Do and Shawn Wang are “independent directors” within the meaning of NYSE Manual Section 302A(2).

Our corporate governance and nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors, developing and recommending to the board a set of corporate governance guidelines applicable to the company and overseeing the evaluation of the board and management.

Strategy Committee

Our strategy committee consists of Ge Li and Cuong Viet Do. Mr. Do is the chairman of our strategy committee. Our strategy committee is responsible for, among other things, oversight of our strategic plan. The strategy committee will maintain a cooperative, interactive strategic planning process with management, including the identification and setting of strategic goals and expectations and the review of potential acquisitions, joint ventures, and strategic alliances.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics and our code of conduct publicly available on our website prior to the closing of this offering.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Employment Agreements

On June 1, 2006, we entered into executive employment agreements with our founders: Dr. Li, Xiaozhong Liu, Tao Lin and Zhaohui Zhang. Under these agreements, each of our founders is employed for an initial term of four years. We may terminate employment for cause at any time in accordance with PRC labor laws, or without cause with three months’ prior written notice. In the event of a dismissal without cause, the founder is entitled to receive an amount equal to twelve to eighteen months of his monthly compensation, as the case may be, and is entitled to be vested with all granted but unvested options. No annual bonus is payable upon such termination.

A founder may terminate his employment at any time for good reason if (i) there is a significant change in his position with our company or change to his duties or responsibilities which materially reduces his level of responsibility, (ii) a relocation of his principal place of employment in the PRC to a location where the city size and/or the residents’ average living standards declines by 10% or (iii) we fail to perform the executive employment agreement or violate the relevant labor laws or regulations or infringe upon any of his rights or interests. When a founder terminates his executive employment agreement for good reason, he is entitled to receive an amount equal to twelve to eighteen months of the founder’s monthly compensation, as the case may be, and is also entitled to be vested with all granted but unvested options. A founder may also terminate his employment other than for good reason with six months’ prior written notice. Under such circumstances, the founder is entitled to receive an amount equal to six to twelve months, as the case may be, of monthly compensation and is also entitled to exercise the vested options, any unvested options shall lapse and terminate. Each founder is fully indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of the duties of his office or in relation thereto, in particular when the director and officer insurance policies maintained by us are insufficient to cover the founder’s loss.

Each founder has agreed that during the term of the executive employment agreement and for a period of three years after the termination thereof, he will not use, exploit or divulge to any person any trade secrets, confidential knowledge or information or any financial marketing or trading information or know-how relating to us and other shareholders of us, and will not make any announcement on any matter concerning or in connection with the executive employment agreement. In addition, each founder has agreed that he will not compete with us by taking up any executive position in any company other than us and will commit most of his efforts towards the development of the business and operations of us while he is employed by us.

We have also entered into an employment agreement with each of our other executive officers. Under these agreements, we may terminate the employment at any time without notice if he or she commits a serious breach of any of the provisions of the agreement, is found guilty of grave misconduct or willful neglect in the discharge of his or her employment duties, or is convicted of criminal offense, other than an offense that, in our reasonable opinion, does not affect his or her position as an employee. These agreements generally include a covenant that prohibits such officers or managers from engaging in any activities that compete with our business for a period of one year after the termination of their employment contracts with us. It may be difficult or costly for us to seek to enforce the provisions of these agreements.

Compensation of Directors and Executive Officers

In 2006, we paid aggregate cash compensation of approximately US$3.9 million to our directors and executive officers as a group. Other than as described above under “— Employment Agreements,” no director nor executive officer is entitled to any severance benefits upon termination of his or her service or employment with us. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors. Our executive officers are eligible for performance bonuses. Other than base salary, performance bonus, profit sharing and management bonus and long-term service bonus, our executive officers are also entitled to certain other benefits, including children’s tuition, medical insurance, signing bonus and allowances.

Prior Employee Share Option Grants

Pursuant to an informal plan, our board of directors previously authorized the issuance of an aggregate of up to 74,044,450 ordinary shares upon exercise of awards granted from 2004 to 2007. As of the date of this prospectus, options to purchase a total of 63,227,500 ordinary shares are outstanding and 816,950 shares are reserved for future issuance. The table below sets forth the option grants to our directors and executive officers outstanding as of March 31, 2007. All future option grants will be made under our 2007 Employee Share Incentive Plan described below.

Name	Number of Ordinary Shares to Be Issued upon Exercise of Options	Exercise Price per Ordinary Share (in U.S. Dollars)	Date of Grant
Ge Li	20,750,000	$0.02	June 1, 2006
Xiaozhong Liu	5,000,000	0.02	June 1, 2006
Tao Lin	*	0.02	June 1, 2006
Zhaohui Zhang	*	0.02	June 1, 2006
Benson Tsang	*	0.03	July 24, 2006
Shuhui Chen	*	0.02	July 18, 2005
Suhan Tang	*	$0.02	July 18, 2005

*	Upon exercise of all options granted, the individual would beneficially own less than 1% of our outstanding ordinary shares.

2007 Employee Share Incentive Plan

Our 2007 Employee Share Incentive Plan was adopted by our board of directors in July 2007. The 2007 Employee Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.

Under the 2007 Employee Share Incentive Plan, we are limited to issuing options exchangeable for no more than 46,044,400 ordinary shares.

Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Our compensation committee, which administers our option plan, has wide discretion to award options. Subject to the provisions of our option plan, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.

Generally, to the extent an outstanding option granted under our option plan has not vested on the date the grantee’s employment by or service with us terminates, the unvested portion of the option will terminate and become unexercisable.

Our board of directors may amend, alter, suspend, or terminate our option plan at any time, provided, however, that to increase the limit on issuable options from the current limit, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the 2007 Employee Share Incentive Plan will terminate in 2017.

As of the date of this prospectus, we had not granted any options pursuant to the 2007 Employee Share Incentive Plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table and related footnotes sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of July 20, 2007 and as adjusted to reflect the sale of the ADSs offered in this offering for:

•	each of our directors and executive officers who beneficially own our ordinary shares;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder participating in this offering.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering(1)(2)
	Number	%(3)	Number	%(3)	Number	%
Directors and Executive Officers:

Ge Li(4)	29,590,950	7.03%	—	—%	29,590,950	5.91%
Xiaozhong Liu(5)	18,625,000	4.43	1,081,252	0.26	17,543,748	3.50
Tao Lin(6)	18,025,000	4.29	—	—	18,025,000	3.60
Zhaohui Zhang(7)	19,755,600	4.70	1,100,280	0.26	18,655,320	3.73
Benson Tsang	—	—	—	—	—	—
Shuhui Chen	*	*	—	—	*	*
Suhan Tang	*	*	—	—	*	*
Daniel Auerbach(8)	—	—	—	—	—	—
Kian-Wee Seah	—	—	—	—	—	—
Sean Tong	—	—	—	—	—	—
Cuong Viet Do	—	—	—	—	—	—
Shawn Wang	—	—	—	—	—	—
All Directors and Executive Officers as a Group	92,996,550	22.11	2,181,532	0.52	90,815,018	18.14

Principal and Selling Shareholders:

Fidelity Greater China Ventures Fund L.P.(9)	62,002,500	14.74	—	—	62,002,500	12.38
Fidelity Asia Ventures Fund L.P.(9)	15,987,350	3.80	—	—	15,987,350	3.19
Fidelity Asia Principals Fund L.P.(9)	596,200	0.14	—	—	596,200	0.12
UOB Hermes Asia Technology Fund(10)	36,189,250	8.60	1,735,800	0.41	34,453,450	6.88
UOB JAIC Venture Bio Investments Limited(10)	17,906,950	4.26	891,600	0.21	17,015,350	3.40
UOB Venture Technology Investments Ltd.(10)	12,848,900	3.05	713,300	0.17	12,135,600	2.42
Rexbury Limited(11)	56,528,750	13.44	—	—	56,528,750	11.29
TianDi Growth Capital L.P.(12)	24,770,000	5.89	16,000,000	3.80	8,770,000	1.75
John J. Baldwin 2007 Grantor Retained Annuity Trust(13)	7,995,550	1.90	—	—	7,995,550	1.60
General Atlantic Partners (Bermuda), L.P.(14)	30,357,850	7.22	—	—	30,357,850	6.06
GAP-W International, L.P.(14)	11,549,350	2.75	—	—	11,549,350	2.31
GapStar, LLC(14)	692,950	0.16	—	—	692,950	0.14
GAP Coinvestments III, LLC(14)	2,764,800	0.66	—	—	2,764,800	0.55
GAP Coinvestments IV, LLC(14)	647,200	0.15	—	—	647,200	0.13
GAP Coinvestments CDA, L.P.(14)	57,750	0.01	—	—	57,750	0.01
GAPCO GmbH & Co KG(14)	127,500	0.03	—	—	127,500	0.02
J.P. Morgan Trust Company of Delaware, as Trustee of the Ning Zhao 2006 Grantor Retained Annuity Trust(15)	21,857,550	5.20	2,358,000	0.56	19,499,550	3.90
Walter G. Greenblatt	2,376,450	0.56	185,000	0.04	2,191,450	0.44
Kaifu Limited(16)	16,446,600	3.91%	1,446,600	0.34%	15,000,000	3.00%

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.
(1)

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. Except as indicated in the table above, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)	Assumes no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by the selling shareholders and us as set forth on the cover page of this prospectus.

(3)

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. The calculation also assumes the conversion of all of our 216,498,550 outstanding preference shares into 216,498,550 ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to the offering is based on 420,628,500 ordinary shares outstanding as of June 30, 2007, which includes an aggregate of 396,400,000 ordinary and preference shares as well as 24,228,500 ordinary shares underlying share options exercisable within 60 days of the date of this prospectus. The calculation does not include up to an aggregate of 30,361,336 ordinary shares reserved for issuance pursuant to outstanding convertible notes issued on February 9, 2007, based upon an assumed initial public offering price of US$12.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus). Percentage of beneficial ownership of each listed person after the offering is based on 500,628,500 ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their overallotment option, which includes an aggregate of 476,400,000 ordinary shares as well as 24,228,500 ordinary shares underlying share options exercisable within 60 days of this prospectus.

(4)

Includes 19,994,550 ordinary shares held by J.P. Morgan Trust Company of Delaware, as Trustee of the Ge Li 2006 Grantor Retained Annuity Trust, or Li’s Trust, as well as 8,300,000 ordinary shares issuable upon exercise of options and 1,296,400 ordinary shares held by Dr. Li. Li’s Trust is an irrevocable trust constituted under the laws of Delaware. Dr. Ning Zhao, Dr. Li’s wife, is the investment advisor of Li’s Trust and makes investment decisions with regard to Li’s Trust. In addition, Dr. Li is the investment advisor of Dr. Zhao’s trust, as set forth in note 15 below, and makes investment decisions with regard to the 21,857,550 ordinary shares held of record by Dr. Zhao’s trust. The business address for Dr. Li is No. 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(5)

Includes 16,625,000 ordinary shares held by I-Invest World Ltd., a British Virgin Islands company, which is wholly owned and controlled by Heng Yu Limited, a Bahamian company, and includes 1,081,252 ordinary shares being sold in this offering. Heng Yu Limited is in turn wholly-owned by Credit Suisse Trust Limited as Trustee of the Heng Yu Foundation, which is an irrevocable trust constituted under the laws of Singapore with Mr. Liu as the settlor and Mr. Liu’s family members as the beneficiaries. Mr. Liu is the investment manager of the trust. The business address of I-Invest World Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(6)

Includes 16,525,000 ordinary shares held by AssetValue Ltd., a British Virgin Islands company, which is wholly owned and controlled by Glenwood Limited, a Bahamian company. Glenwood Limited is in turn wholly-owned by Credit Suisse Trust Limited as Trustee of the Woods Foundation, which is an irrevocable trust constituted under the laws of Singapore with Mr. Lin as the settlor and Mr. Lin’s family members as the beneficiaries. Mr. Lin is the investment manager of the trust. The business address of AssetValue Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(7)

Includes 18,255,600 ordinary shares held by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Limited, a Bahamian company, and includes 1,100,280 ordinary shares being sold in this offering. Tri-Z Lynn Limited is in turn wholly-owned by Credit Suisse Trust Limited as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore with Mr. Zhang as the settlor and Mr. Zhang’s family members as the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(8)	Daniel Auerbach, one of our current directors, will resign from our board of directors immediately prior to the date of effectiveness of our registration statement of which this prospectus is a part.

(9)

Includes ordinary shares issuable upon conversion of Series A preference shares, Series B preference shares and Series C preference shares. Fidelity Greater China Ventures Fund L.P. is a Bermuda limited partnership, Fidelity Asia Ventures Fund L.P. is a Bermuda limited partnership, and Fidelity Asia Principals Fund L.P. is a Bermuda limited partnership. The general partner of Fidelity Greater China Ventures Fund L.P. is FIL Greater China Ltd., a Bermuda limited liability company, all of the voting shares of which are held by Fidelity International Limited, a privately owned Bermuda limited liability company, the shareholders of which are comprised principally of U.S. family trusts, charities and senior employees within Fidelity International Limited’s group. There is no single shareholder with a controlling interest in Fidelity International Limited. The general partner of both Fidelity Asia Ventures Fund L.P. and Fidelity Asia Principals Fund L.P. is Fidelity Asia Partners L.P., a Bermuda limited partnership. The general partner of Fidelity Asia Partners L.P. is FIL Asia Ventures Limited, a Bermuda limited liability company, which is a wholly-owned subsidiary of Fidelity International Limited. Voting and investment decisions with respect to all shares owned by these entities are made by their respective investment committees and boards of directors. Fidelity Investors III Limited Partnership and Fidelity Investors VI Limited Partnership, or the FILPs, are limited partners in the Fidelity Greater China Ventures Fund L.P. and the Fidelity Asia Ventures Fund L.P., respectively. The FILPs’ general partner is Northern Neck Investors Corp. All of the members, officers and directors of Northern Neck Investors Corp. are directors, senior executives or employees of FMR Corp. and its subsidiaries or members of their family or trusts for their benefit. FMR Corp. has five wholly-owned NASD registered broker-dealer subsidiaries, which include Fidelity Brokerage Services LLC, National Financial Services LLC, Fidelity Investments Institutional Services Company, Inc., Fidelity Distributors Corporation and Correspondent Services Corporation. The address for Fidelity Greater China Ventures Fund L.P., Fidelity Asia Ventures Fund L.P. and Fidelity Asia Principals Fund L.P. is c/o 17/F, One International Finance Center, 1 Harbour View Street, Central, Hong Kong.

(10)

Includes ordinary shares issuable upon conversion of Series A preference shares and Series B preference shares. United Overseas Bank Limited, or UOB, is a Singaporean limited liability company, UOB Hermes Asia Technology Fund, or UOB Hermes, is a Cayman exempted company, UOB JAIC Venture Bio Investments Limited, or UOB JAIC, is a Singaporean limited liability company and UOB Venture Technology Investments Ltd., or UOB Venture, is a Singaporean limited liability company. UOB is an investor in each of UOB Hermes and UOB JAIC through its subsidiary, UOB Capital Investments Pte Ltd., and directly in UOB Venture and is the ultimate controlling shareholder of each entity. Voting and investment decisions with respect to all shares owned by UOB Hermes, UOB JAIC and UOB Venture are made by their respective investment committees, as follows: (i) UOB Hermes—Rod Selkirk, Chief Executive, Hermes Private Equity Limited, Kian-Wee Seah, Managing Director, UOB Venture Management Pte Ltd, or UOBVM, Aw Chye Huat, Executive Director, UOBVM, Goh Yu Min, Executive Director, UOBVM, and Quek Cher Teck, Executive Vice President, UOB; (ii) UOB JAIC—Hidetaka Fukuzawa, Managing Director, Japan Asia Investment Company, Ichiro Kawada, Director, JAIC Asia Capital Pte Ltd, Jaime Cheow, Vice President, JAIC Asia Capital Pte Ltd, Kian-Wee Seah, Managing Director, UOBVM, Jean Thoh Jing Herng, Director, UOBVM, and Quek Cher Teck, EVP, UOB; and (iii) UOB Venture—Kian-Wee Seah, Managing Director, UOBVM, Aw Chye Huat, Executive Director, UOBVM, Mark Yeo Wee Tiong, Executive Director, UOBVM, and Jean Thoh Jing Herng, Director, UOBVM. UOB Global Capital LLC is the asset management affiliate of UOB. UOB Global Equity Sales, LLC is a NASD registered broker-dealer and a wholly owned subsidiary of UOB Global Capital LLC. The address for UOB and its affiliates is c/o UOB Venture Management Pte Ltd, 80 Raffles Place, #30-20, UOB Plaza 2, Singapore 048624, Singapore.

(11)

Rexbury Limited is comprised of four individual shareholders who collectively beneficially own the shares held of record by Rexbury Limited: Zhiming Zhu, Xinnan Wu, Zulun Zhang and Hua Xu. The address for Rexbury Limited is c/o No. 5 Bridge, Mashan, Binhu District, Wuxi, Jiangsu Province, PRC.

(12)

Represents ordinary shares issuable upon conversion of Series A preference shares and Series B preference shares held by TianDi Growth Capital L.P., a Delaware partnership. Oliver D. Curme, Managing Partner of TianDi Growth Capital L.P., makes voting and investment decisions with respect to all shares owned by TianDi Growth Capital L.P. The address for TianDi Growth Capital L.P. is c/o 20 William Street, Suite 200, Wellesley, MA 02481, USA.

(13)

The co-trustees of the John J. Baldwin 2007 Grantor Retained Annuity Trust, or the Baldwin Trust, are John J. Baldwin, who was one of our directors until July 2007, and Glenmede Trust Company, N.A., the trustee. Mr. Baldwin and the trustee share voting power over the ordinary shares held of record by the Baldwin Trust.

(14)

Includes ordinary shares issuable upon conversion of Series C preference shares. General Atlantic Partners (Bermuda), L.P. is a Bermuda limited partnership, GAP-W International, L.P. is a Bermuda limited partnership, GapStar, LLC is a Delaware limited liability company, GAP Coinvestments III, LLC is a Delaware limited liability company, GAP Coinvestments IV, LLC is a Delaware limited liability company, GAP Coinvestments CDA, L.P. is a Delaware limited liability company, and GAPCO GmbH & Co KG is a German limited partnership. GAP (Bermuda) Limited is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. These investment entities affiliated with General Atlantic LLC purchased an aggregate of US$35 million of convertible notes from us on February 9, 2007, which are convertible into 30,361,336 of our ordinary shares, based upon an assumed initial public offering price of US$12.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus). General Atlantic LLC is the sole member of GapStar, LLC and the general partner of GAP Coinvestments CDA, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. The Managing Directors of General Atlantic LLC are Steven A. Denning (Chairman), William E. Ford (Chief Executive Officer), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Rene M. Kern, Jonathan Korngold, Christopher G. Lanning, Anton J. Levy, Marc F. McMorris, Thomas J. Murphy, Matthew Nimetz, Andrew C. Pearson, David A. Rosenstein, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt, or collectively, the Managing Directors of General Atlantic LLC. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P., GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG. The ordinary shares reported as owned by GAP-W International, L.P. are owned by GAP-W International, LLC, an affiliate, until the effectiveness of the registration, at which time these shares will be transferred to GAP-W International, L.P. The address of General Atlantic Partners (Bermuda), L.P. is Clarendon House, Church Street, Hamilton HM 11, Bermuda. The address of GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAP Coinvestments CDA, L.P. is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830, USA. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany.

(15)

J.P. Morgan Trust Company of Delaware, as Trustee of the Ning Zhao 2006 Grantor Retained Annuity Trust, or Zhao’s Trust, which is an irrevocable trust constituted under the laws of Delaware. Dr. Li, Dr. Zhao’s husband, is the investment advisor of Zhao’s Trust and makes investment decisions with regard to Zhao’s Trust. In addition, Dr. Zhao is the investment advisor of Li’s Trust, as set forth in note 4 above, and makes investment decisions with regard to the 19,994,550 ordinary shares held of record by Li’s Trust. The address for J.P. Morgan Trust Company of Delaware is 500 Stanton Christiana Road, Newark, DE 19713, USA.

(16)

Kaifu Limited is a British Virgin Islands company wholly owned and controlled by Peng Li. The address of Kaifu Limited is c/o P.O. Box 597, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of June 30, 2007, there were 396,400,000 ordinary shares outstanding on an as-converted basis, 23.7% of which were held by 11 record holders in the United States.

Each selling shareholder has confirmed that it is not a broker-dealer and that, other than the investment entities affiliated with Fidelity and the investment entities affiliated with UOB, in each case as set forth above, it is not an affiliate of any broker-dealer. The investment entities affiliated with Fidelity and the investment entities affiliated with UOB, in each case as set forth above, each being an affiliate of a registered broker-dealer, have each represented that it purchased our ordinary shares (or preference shares which will be converted into ordinary shares prior to or concurrently with the completion of this offering) in the ordinary course of business and that, at the time of the purchase of the shares to be resold under the registration statement of which this prospectus is a part, it had no agreements or understandings, directly or indirectly, with any person to distribute our shares.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

A history of our share capital and issuances is a set forth below under “Related Party Transactions — Issuances and Sales of Shares.”

RELATED PARTY TRANSACTIONS

Issuances and Sales of Shares

Offshore Reorganization, Series A Financing and Series B Financing

Immediately prior to becoming a wholly-owned subsidiary of WXPT BVI, WXPT was an equity joint venture held by three immediate shareholders: (i) ChinaTechs, a company owned and controlled by our founders and certain of our shareholders, Dr. Ge Li, Dr. Ning Zhao, Mr. Xiaozhong Liu, Mr. Tao Lin, Mr. Zhaohui Zhang, Mr. Peng Li and Mr. Walter Greenblatt, (ii) THS, and (iii) Dr. John J. Baldwin, one of our directors until July 2007, each of whom held 55.54%, 39.46% and 5% equity interests in WXPT, respectively.

To effect our offshore reorganization, effective July 13, 2005, WXPT BVI and WXPT’s shareholders, together with new third party investors, undertook a series of interrelated transactions whereby WXPT BVI: (i) issued 155,500,000 and 14,000,000 ordinary shares to ChinaTechs and Dr. John J. Baldwin, respectively, in exchange for approximately 60.54% of the outstanding equity interests in WXPT, (ii) issued to the new third party investors 30,940,000 Series A preference shares for US$2,210,000 in cash, (iii) issued 79,560,000 ordinary shares, or approximately 28.41% of the outstanding equity interests of WXPT BVI, to the new investors to be held for the benefit of THS shareholders, and (iv) acquired THS’s remaining interest in WXPT, representing 11.05% of WXPT’s outstanding equity interests, for US$2,210,000 in cash. After the reorganization, WXPT BVI owned 100% of the equity of WXPT. The new investors consisted of affiliates of UOB, Fidelity Greater China Ventures Fund L.P., or Fidelity, and TianDi Growth Capital L.P., or TianDi Capital. The new investors agreed to temporarily hold the 79,560,000 ordinary shares on behalf of THS shareholders to facilitate the reorganization. As a PRC company with PRC nationals as shareholders, neither THS nor its shareholders were initially able to take title to WXPT BVI’s ordinary shares in a timely manner due to PRC law. In October 2006, the ordinary shares held for the benefit of the THS shareholders were transferred to Rexbury, a Hong Kong company established by the shareholders of THS. The new investors also purchased 134,400,000 Series B preference shares for US$19,200,000 in cash. In total, the new investors purchased preference shares in the following amounts:

	Series A	Series B
UOB	13,536,250	58,800,000
Fidelity	11,602,500	50,400,000
TianDi Capital	5,801,250	25,200,000

	30,940,000	134,400,000

Each preference share will automatically convert into one ordinary share upon the closing of this offering. In connection with the issuance of our preference shares, we entered into a joint venture agreement with our shareholders.

Series C Financing

In February 2007, we issued an aggregate of 62,780,950 Series C preference shares in a private placement at a price of US$0.869 per share, or $54,539,067 in total, in cash. The investors in the Series C preference shares private placement consisted of affiliates of General Atlantic, or GA, which purchased an aggregate of 46,197,400 shares, and affiliates of Fidelity, which purchased an aggregate of 16,583,550 shares. In connection with the issuance of our Series C preference shares, the existing joint venture agreement was amended and restated.

Concurrently with the issuance of our Series C preference shares, we used the US$54,539,067 to repurchase 10,041,300 of our Series A preference shares, 1,581,100 of our Series B preference shares and 51,158,550 of our ordinary shares, each at a price of US$0.869 per share, which included purchases from the following related parties:

Name of Selling Shareholder	Number of Shares	Aggregate Proceeds
UOB group	5,391,150	US$	4,683,400
Ge Li(1)	11,103,400	US$	9,645,746
Zhao’s Trust	5,521,900	US$	4,796,985
Xiaozhong Liu(2)	6,906,650	US$	5,999,945
Tao Lin(3)	6,906,650	US$	5,999,945
Zhaohui Zhang(4)	6,906,650	US$	5,999,945
Rexbury Limited	6,906,650	US$	5,999,945
John J. Baldwin	4,604,450	US$	3,999,978

(1)	Includes 6,449,850 shares sold by Li’s Trust.
(2)	All shares sold by I-Invest Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Liu.
(3)	All shares sold by AssetValue Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Lin.
(4)	All shares sold by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Zhang.

Convertible Notes

On February 9, 2007, we issued convertible notes in the aggregate principal amount of US$40,000,000 to J.P. Morgan Securities Ltd. and affiliates of GA, pursuant to a note purchase agreement. The notes are payable (i) on the fifth anniversary of their issuance date, or (ii) the consummation of a sale transaction or (iii) upon the occurrence of an event of default. The notes are convertible, in whole or in part, into our ordinary shares at the option of the note holders at any time after the earlier of completion of this offering or a sale transaction. The notes are convertible into our ordinary shares at a conversion price of 90% of either (i) the final offering price per share of this offering or (ii) the price per share offered for our ordinary shares based on the valuation of us in a sale transaction. The maximum conversion price is US$1.737.

The notes contain restrictions on our major corporate actions that may limit the manner that we may conduct our business, including the payment of dividends to our shareholders. For so long as at least US$20,000,000 is outstanding, we may not take any of the following actions without the prior written consent of a majority in interest of the noteholders:

•

redeem any of our equity securities if the amount of such redemptions, when aggregated with all other redemptions of equity securities during the period from the date of the issuance of the notes to the date of such redemption, exceeds US$2,500,000;

•	pay, in whole or in part, of any indebtedness for borrowed money, other than all present and future bank and purchase money loans, equipment financings and equipment leasings; or

•

declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment is made in accordance with the terms of the notes.

Registration Rights Agreement

In connection with our Series C financing and issuance of convertible notes, we granted many of our shareholders customary registration rights, including demand, piggyback and Form F-3 registration rights. For a detailed description of the registration rights agreement, see “Description of Share Capital — Registration Rights.” The registration rights of all shareholders will remain in effect after the completion of this offering.

Share Swap

We undertook a separate restructuring in anticipation of our initial public offering, involving a holding company we incorporated in the Cayman Islands on March 16, 2007. This holding company became our ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXPT BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXPT BVI.

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Sales and Procurement Agent and Consulting Agreements

In the past, we entered into a sales and procurement agent agreements with each of ChinaTechs, Pharmada Pharmaceuticals (BVI) Inc., or Pharmada, a British Virgin Islands company, and China Outsourcing Consulting LLC, or China Outsourcing, each a company owned and controlled by our founders and certain of our shareholders, pursuant to which ChinaTechs, Pharmada and China Outsourcing acted as sales and procurement agents of our company. We entered into a consulting services agreement with Pharmada on December 11, 2004, pursuant to which Pharmada agreed to provide consulting services relating to our Series A and Series B financings. As of December 31, 2006, all of these arrangements have been terminated. All amounts paid to these entities in prior years are reflected in our operating results either as general and administrative expenses in the form of compensation to the individuals controlling these entities, or cost of revenues in the form of raw materials.

Export Agent Arrangements

Historically, we have relied on export agents to sell our manufactured products. During the period from January 1, 2005 to December 31, 2006, we entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd., or Shanghai Lechen, and Shaanxi Lechen International Trade Co., Ltd., or Shaanxi Lechen, for exporting advanced intermediates and APIs. Both companies are owned by the parents of Dr. Ning Zhao, our Vice President of Analytical Services and the wife of Dr. Ge Li, our Chairman and Chief Executive Officer. In connection with these arrangements, we paid an agency service fee of US$17,738 to Shanghai Lechen in 2006, and US$13,261 and US$46,188 to Shaanxi Lechen in 2005 and 2006, respectively. On January 1, 2007, we entered into a new export agent arrangements with Shanghai Lechen, superseding the prior agreement, pursuant to which Shanghai Lechen is entitled to receive a 1.2% commission on the exported amounts during 2007, 1.1% during 2008 and 1.0% during 2009. The initial term of the arrangement is for one year and is automatically renewable for one year thereafter. We terminated the arrangements with Shaanxi Lechen as of January 1, 2007. We are currently reviewing our internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, we will continue to engage an export agent for these transactions.

Contracts with Vitae Pharmaceuticals

One of our directors from 2005 until July 2007, Dr. John J. Baldwin, has served as the chief science officer and president of Vitae Pharmaceuticals (formerly Concurrent Pharmaceuticals), a significant customer, since 2002. All transactions between our company and subsidiaries, on the one hand, and Vitae Pharmaceuticals, on the other hand, have been entered on normal commercial terms in the ordinary course of business.

Loans between the Company and Directors, Executive Officers and Shareholders

Loans to THS

On January 15, 2004 and March 31, 2004, WXPT provided interest-free loans to THS in the amounts of US$0.2 million and US$0.2 million, respectively, all of which have been repaid by THS. On March 16, 2005, WXPT provided a US$0.4 million loan to THS at an interest rate of 5.5% per annum. The purpose of the loans was to satisfy short-term working capital needs.

Borrowings from THS

On February 22, 2005 and October 26, 2005, THS made two loans in the amount of US$20,818 and US$1,709,995, respectively, to the company that were unsecured, non-interest bearing and repayable on demand. The purpose of the loans was to satisfy short-term working capital needs and were both repaid in 2006.

Guarantees by THS

In 2005 and 2006, THS guaranteed short-term bank borrowings of the company in the amounts of US$3.2 million and US$1.3 million, respectively.

Loans to Senior Management and Directors

In 2004, 2005 and 2006, we provided short-term, interest-free loans to certain of our officers and directors. Total amounts outstanding at the end of each of these three years were approximately US$0.2 million, US$0.3 million and US$0.1 million, respectively. As of the date of this prospectus, all such loans had been repaid and no amounts remain outstanding.

Employment Agreements

See “Management — Employee Agreements.”

Share Options

See “Management — Prior Employee Share Option Grants.”

DESCRIPTION OF SHARE CAPITAL

We were incorporated as WuXi PharmaTech (Cayman) Inc. in the Cayman Islands on March 16, 2007, an exempted company with limited liability under the Companies Law (2004 Revision) Cap. 22 of the Cayman Islands. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside of the Cayman Islands;

•

is exempted from certain requirements of the Companies Law (2007 Revision), or the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

As of the date of this prospectus, our authorized share capital consists of (i) 550,000,000 ordinary shares with a par value of US$0.02 each, of which 179,901,450 shares are issued and outstanding, and (ii) 250,000,000 preference shares, which are subdivided into 20,898,700 Series A preference shares authorized, issued and outstanding, with a par value of US$0.0002 each, 132,818,900 Series B preference shares authorized, issued and outstanding, with a par value of US$0.0002 each, and 62,780,950 Series C preference shares authorized, issued and outstanding, with a par value of US$0.0002 each. All of our issued and outstanding preference shares will automatically convert into ordinary shares upon completion of this offering. We have also issued and unexercised options to purchase up to 63,227,500 ordinary shares under our prior employee share option grants.

Our second amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, authorize the issuance of up to 5,002,500,000 shares, par value US$0.02 per share. Immediately following the closing of this offering, our authorized share capital will be US$100,050,000, consisting of 5,002,500,000 ordinary shares, par value of US$0.02 per share. The following summarizes the terms and provisions of our share capital upon the closing of this offering, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read the form of our second amended and restated memorandum and articles of association, which are filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

Meetings

Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our second amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us. Extraordinary general meetings may be called only by the chairman of our board of directors, a majority of our board of directors or our chief executive officer, and may not be called by any other person. All business shall be deemed extraordinary that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting other than with respect to: (i) the declaration and sanctioning of dividends; (ii) consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the balance sheet; (iii) the election of directors; (iv) appointment of auditors (where special notice of the intention for such appointment is not required by the

Companies Law) and other officers; (v) the fixing of the remuneration of the auditors, and the voting of remuneration or extra remuneration to the directors; (vi) the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of our company representing not more than 20 per cent (20%) in nominal value of its existing issued share capital; and (vii) the granting of any mandate or authority to the directors to repurchase our securities.

Subject to applicable regulatory requirements, a meeting called by shorter notice will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting, by all of our shareholders entitled to attend and vote at the meeting, or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

At any general meeting, two shareholders entitled to vote and present in person or by proxy, or in the case of a shareholder being a corporation by its duly authorized representative, collectively that represent not less than one-third of our issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our second amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “— Modification of Rights.”

Voting Rights Attaching to the Shares

All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders’ vote, each ordinary share is entitled to one vote. A shareholder may participate at a shareholders’ meeting in person or by proxy. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded: (i) by the chairman of such meeting; (ii) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; (iii) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or (iv) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and holding shares in our company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

No shareholder shall be entitled to vote or be counted in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)), being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that the authorization shall specify the number and class of shares in respect of which each such person is so authorized. Each person so authorized pursuant to this provision shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our second amended and restated memorandum and articles of association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our second amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below), alterations or amendments to our second amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our second amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be one person holding (or represented by proxy) at least one-third of the issued shares of that class. Any holder of shares of the class shall be entitled to demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

Alteration of Capital

Subject to our second amended and restated memorandum and articles of association, we may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

•

sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the New York Stock Exchange or in any other form which our directors may approve.

The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor and shall be accompanied by the certificate of the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in our register of members in respect thereof. All instruments of transfer that shall be registered shall be retained by us.

Share Repurchase

We are empowered by the Companies Law and our second amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our second amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the New York Stock Exchange, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to any rights and restrictions for the time being attached to any class or classes of shares and our second amended and restated memorandum and articles of association, our directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of our funds lawfully available therefor.

Subject to any rights and restrictions for the time being attached to any class or classes of shares and our second amended and restated memorandum and articles of association, our shareholders by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by our directors.

Our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of our directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in our business or be invested in such investments (other than our shares) as our directors may from time to time think fit.

Any dividend may be paid by check or wire transfer to the registered address of the shareholder or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the shareholder or person entitled, or such joint holders as the case may be, may direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the shareholder or person entitled, or such joint holders as the case may be, may direct.

Our directors when paying dividends to the shareholders in accordance with the foregoing may make such payment either in cash or in specie.

No dividend may be paid otherwise than out of profits or, subject to the restrictions of the Companies Law, the share premium account.

Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of our shares dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated as paid on the share.

If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

No dividend shall bear interest against us.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

(i) all checks or warrants in respect of dividends of such shares, not being less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by our second amended and restated memorandum and articles of association have remained uncashed;

(ii) we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

(iii) we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the New York Stock Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in English law. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under Delaware General Corporation Law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of New York Stock Exchange or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors

We are managed by our board of directors. Our second amended and restated memorandum and articles of association provide that the number of our directors is fixed at nine directors. Our board of directors currently consists of eight directors. Any change in the number of directors may only be made from time to time by resolution of our directors. The directors are be elected or appointed in accordance with our second amended and restated memorandum and articles of association and hold office until their successors are elected or appointed. Any director on our board may be removed only by way of a special resolution of no less than two-thirds of the votes cast at a meeting of the shareholders and for cause as set forth in our second amended and restated memorandum and articles of association. Subject to our second amended and restated memorandum and articles of association and the Companies Law, we may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board. The directors by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, even though less than a quorum, or the sole remaining director, have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed by the board shall, unless designated by the board as a Class A Director, a Class B Director or a Class C Director, hold office only until the next following annual general meeting and shall then be eligible for re-election. A vacancy on the board created by the removal of a director may only be filled by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting.

Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of a director or by any director. Notice must be given at least 24 hours prior to the meeting of the board, unless waived by a majority of the directors.

A meeting of our board of directors shall be competent to make lawful and binding decisions if at least two of the members of our board of directors are present or represented unless the board has fixed any other number. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Our board of directors is divided into different classes, Class A Directors, Class B Directors and Class C Directors. At the first annual general meeting after this offering, all Class A Directors shall retire from office and be eligible for re-election. At the second annual general meeting after this offering all Class B Directors shall retire from office and be eligible for re-election. At the third annual general meeting after this offering, all Class C Directors shall retire from office and be eligible for re-election. At each subsequent annual general meeting after the third annual general meeting after this offering, one-third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Notwithstanding anything to the contrary in our second amended and restated memorandum and articles of association, our chief executive officer shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year.

Committees of Board of Directors

Pursuant to our amended and restated articles of association, our board of directors has established an audit committee, a compensation committee, corporate governance and a nominations committee and a strategy committee.

Issuance of Additional Ordinary Shares or Preference Shares

Our second amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

Registration Rights

Pursuant to a registration rights agreement entered into on June 4, 2007, we have granted registration rights to certain shareholders or their assignees, as set forth below.

Demand Registration Rights

At any time commencing 180 days after this offering, each of the holders of registrable securities has the right to demand that we file a registration statement covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the requested registration statement is no less than US$20 million. However, we are not obligated to effect more than seven such demand registrations. We have the ability to delay or withdraw the filing of a registration statement for up to 120 days if our board of directors determines there is a valid business reason to delay such filing.

Piggyback Registration Rights

If, at any time after this offering, we propose to file a registration statement with respect to an offering of securities of our company, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8. We must use our commercially reasonable efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares.

Form F-3 Registration Rights

Upon our company becoming eligible to use Form F-3, holders of the registrable securities have the right to request that we file a registration statement on Form F-3, so long as the aggregate amount of securities to be sold under the requested registration statement is no less than US$20 million, and provided that we are not obligated to effect more than two such registrations within any 12 months period. Such requests for F-3 registrations are not counted as demand registrations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form F-3 registration, whether or not such registrations become effective; except underwriting discounts and commissions of the selling shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in the Offering. Each ADS will represent an ownership interest in eight of our ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, you will not be treated as a shareholder of ours and you will not have any shareholder rights. The laws of the People’s Republic of China govern shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued thereunder. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also obtain the registration statement and the attached deposit agreement from the SEC’s website at www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to: (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in: (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of US$0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating hereunder within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating hereunder on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing shares and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; or

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, generally or in particular instances, when the ADR register or any register for shares is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of shares.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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present or future law, rule or regulation of the United States, The People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary or when requested by us.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Limitations on Transfer of your ADSs

To the extent you may hereinafter hold certificated ADRs rather than holding ADSs through your bank, broker or other nominee through the Depositary Trust Company, your ADSs represented by ADRs will be transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and will close its books on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of or circumstances permitted by the deposit agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option, we will have outstanding 13,188,979 ADSs representing approximately 22.1% of our outstanding ordinary shares. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while we have applied to have the ADSs approved for listing on the New York Stock Exchange, a regular trading market may not develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares or depositary shares representing our ordinary shares;

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares; or

•

any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above;

other than pursuant to our share option plan.

In addition, we have agreed to cause each of our subsidiaries and controlled affiliates not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, any of the securities referred to above.

Furthermore, each of our directors, executive officers and existing shareholders have also entered into a similar 180-day lock-up agreement, subject to certain exceptions, with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. These parties collectively own 100% of our outstanding ordinary shares without giving effect to this offering. However, in the event that either (i) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. waive, in writing, such an extension.

These restrictions do not apply to: (i) the 13,188,979 ADSs and our ordinary shares representing such ADSs being offered in this offering and (ii) up to 1,978,347 ADSs and our ordinary shares representing such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs in full.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. No prediction can be made as to the effect, if any, that future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

Rule 144

In general, under Rule 144 as currently in effect, beginning 180 days after the date of this prospectus a person who owns our restricted ordinary shares and who has beneficially owned those shares for at least one year is entitled to sell within any three-month period a number of shares, including ADSs representing such number of shares, that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 4,764,000 shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Employee Share Incentive Plan

As of the date of this prospectus, pursuant to an informal plan, options to purchase 63,227,500 of our ordinary shares were issued and outstanding and 816,950 shares are reserved for future issuance. Our 2007 Employee Share Incentive Plan was adopted by our board of directors in July 2007. Under the 2007 Employee Share Incentive Plan, we are limited to issuing options exchangeable for no more than 46,044,400 ordinary shares. All of these ordinary shares will be eligible for sale in the public market from time to time, subject to vesting and exercise provisions of the options, volume limitations under Rule 144 applicable to our affiliates and other holders of restricted shares and the lock-up agreements.

We intend to file a registration statement on Form S-8 under the Securities Act covering a total of 110,088,850 ordinary shares issued pursuant to our informal plan and reserved for issuance under our informal plan and our 2007 Employee Share Incentive Plan. This registration statement is expected to be filed within 90 days after the date of this prospectus and will automatically become effective upon filing. Following this filing, ordinary shares registered under such registration statement will, subject to the lockup agreements and volume limitations under Rule 144 applicable to affiliates, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this offering.

TAXATION

The following is a general summary of the material Cayman Islands and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, special Cayman Islands counsel to us. To the extent the discussion relates to legal conclusions under current U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of O’Melveny & Myers LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have applied for and can expect to receive an undertaking from the Governor in Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations on which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999) Revision.

U.S. Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs and ordinary shares by U.S. Holders (as defined below). This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you hold and beneficially own our ADSs and ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships or other pass through entities for U.S. federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs and ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ordinary shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For U.S. federal income tax purposes, as a holder of an ADS, you will be treated as the owner of the underlying ordinary shares represented by such ADS.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs and ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs and ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and Ordinary Shares

We do not anticipate paying dividends on our ordinary shares, or indirectly on our ADSs, in the foreseeable future. See “Dividend Policy.”

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions, the gross amount of any distributions you receive on your ADSs and ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will generally constitute qualified dividend income, which will be taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs and ordinary shares continue to be readily tradable on the New York Stock Exchange. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends received deduction with respect to distributions you receive from us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.

Sales and Other Dispositions of ADSs and Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs and ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs and ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs and ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs and ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If we are a Passive Foreign Investment Company, or PFIC, in any taxable year in which you hold our ADSs and ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

We will be classified as a PFIC in any taxable year if either: (a) the average percentage value of our gross assets (tested on a quarterly basis) that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash, will generally count as producing passive income or held for the production of passive income and (b) the total value of our assets is calculated based on our anticipated market capitalization.

We operate an active medical device business in China and do not expect to be a PFIC for the taxable year 2007. Our expectation is based on assumptions as to our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs and ordinary shares and of the other cash that we will hold and generate in the ordinary course of our business throughout the taxable year 2007. Despite our expectation, there can be no assurance that we will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is re-tested each year and depends on the composition of our assets and income in such year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the aggregate value of our outstanding equity) plus our liabilities. Additionally, our goodwill (determined by the sum of our market capitalization plus liabilities, less the value of known assets) should be treated as a non-passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operations. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs and ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs and ordinary shares. Distributions in respect of your ADSs and ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs and ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ADSs and ordinary shares” section above.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares, provided our ADSs and ordinary shares are “marketable.” Our ADSs and ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs and ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs and ordinary shares would be adjusted to reflect any such income or loss. Gain on the sale or other disposition of the ADSs or ordinary shares would be treated as ordinary income, and loss on the sale or other disposition of the ADSs or ordinary shares would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs and ordinary shares. Separately, if we were a PFIC in any year, you would be able to avoid the “excess distribution” rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF.” However, we do not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of those ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you timely furnish the required information to the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSs AND ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSs AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement dated             , 2007 with respect to the ADSs to be offered in this offering. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives of the underwriters. Each underwriter has severally agreed to purchase the number of ADSs set forth opposite its name in the following table.

Name	Number of ADSs
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.

Total	13,188,979

The underwriting agreement provides that if the underwriters take any of the ADSs presented in the table, then they must take all of these ADSs. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The underwriters are offering the ADSs, subject to the prior sale of the ADSs, and when, as and if such the ADSs are delivered to and accepted by them. The underwriters will initially offer to sell the ADSs to the public at the initial public offering price shown on the cover page of this prospectus. The underwriters may sell ADSs to securities dealers at that price less a concession not in excess of US$             per ADS. No further discount will be allowed to a dealer or re-allowed by a dealer to other dealers. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

If the underwriters sell more ADSs than the total number shown in the table above, the underwriters have the option to buy up to an aggregate of 1,978,347 additional ADSs from us at the initial public offering price shown on the cover page of this prospectus, less underwriters’ discounts and commissions, to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. If any ADSs are purchased with this option, the underwriters will purchase the ADSs in approximately the same proportion as shown in the table above.

The following table shows the per ADS and total underwriting discounts that we and the selling shareholders will pay to the underwriters and the estimated expenses payable by us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per ADS		Total
	Without Over-allotment	With Full Exercise of Over-allotment	Without Over-allotment	With Exercise of Over-allotment
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$

Underwriting Discounts and Commissions paid by selling shareholders	US$	US$	US$	US$
Expenses payable by the selling shareholders	US$	US$	US$	US$

We have agreed to pay all fees and expenses incurred by us and the selling shareholders in connection with this offering, unless otherwise agreed upon between us and any of the selling shareholders. We have also agreed to pay the reasonable costs and expenses incurred by the underwriters in connection with this offering, except for underwriters’ counsel fees and expenses. The underwriters have agreed to pay or reimburse us up to US$500,000 for our expenses incurred in connection with this offering, or such lesser amount that our board may determine at the time of the offering.

We have applied for the ADSs to be quoted on the New York Stock Exchange under the symbol “WX”.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offer.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one of more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically, such as emails. One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities, losses and expenses.

We have agreed that we will not offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares, or enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares, or establish or increase a put equivalent option or liquidate or decrease a call equivalent position in any ADSs or common shares or securities convertible or exchangeable or exercisable for any ADSs or common shares within the meaning of Section 16 of the Exchange Act or publicly disclose the intention to take any of the actions mentioned above, without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus, except (i) issuance of common shares upon the conversion of convertible securities outstanding on the date of this prospectus and (ii) issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in this event that either (i) during the last 17 days of the “lock up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. waive, in writing, such an extension.

Our executive officers, our directors and existing shareholders have agreed that they will not offer, sell, contract to sell, contract to purchase or grant any option, right or warrant to purchase, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or enter into any swap, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares within the meaning of Section 16 of the Exchange Act, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to take any of the actions mentioned above, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (i) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. waive, in writing, such an extension.

In addition, we have agreed to instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any common shares by, or issue any ADSs to, the specified individuals who are our current shareholders, beneficial owners or optionholders for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. The foregoing restrictions do not apply to the deposit of common shares and the issuance of ADSs in connection with our share incentive plan. The foregoing does not affect the right of ADS holders to cancel their ADSs, withdraw the underlying common shares and re-deposit such shares.

The underwriters have reserved for sale at the initial public offering price 659,448 ADSs for employees, directors and other persons associated with us who have expressed an interest in purchasing ADSs in the offering. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

It is expected that delivery of the ADSs will be made to investors on or about             , 2007.

There has been no public market for our ordinary shares or ADSs prior to this offering. We and the underwriters will negotiate the initial offering price. In determining the price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for the industry in which, and the companies with which, we compete generally;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial offering price.

We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

The ADSs may not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which have been authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus within the meaning of the Prospectus Rules of the Financial Services Authority. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA would not apply to us if we were not an authorized person. In addition, all applicable provisions of the FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom, have been or will be complied with.

The ADSs may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended), or the Securities Exchange Law, and disclosure under the Securities Exchange Law has not been and will not be made with respect to the ADSs. Accordingly, the ADSs may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act. Accordingly the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such ADSs be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ADSs has been offered to the public in that Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of ADSs may be made effective as of the relevant Implementation Date to the public in that Relevant Member State at any time (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of ADSs to the public” in relation to any ADSs in any relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/IEC and includes any relevant implementing measure in each Relevant Member States.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this document are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this document.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in investment banking and/or commercial banking transactions with us and our affiliates. They receive customary fees and commissions for these services. JPMorgan Chase Bank, N.A., depositary of our ADSs, is an affiliate of J.P. Morgan Securities Inc. J.P. Morgan Securities Ltd., an affiliate of J.P. Morgan Securities Inc., purchased US$5.0 million of our convertible notes on February 9, 2007, that can be converted into our ordinary shares at a conversion price of 90% of either (i) the final offering price per share of this offering or (ii) the price per share offered for our ordinary shares based on the valuation of us in a sale transaction. The maximum conversion price is US$1.737.

J.P. Morgan Securities Ltd., with respect to the purchase of US$5.0 million of our convertible notes on February 9, 2007, has undertaken to the NASD that it will not, during the period commencing on the later of the effective date of the registration statement or commencement of sales of the public offering and ending 180 days after the later of the effective date of the registration statement or commencement of sales of the public offering, sell, transfer, assign, pledge or hypothecate the convertible notes or any ordinary shares converted from the convertible notes , or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the convertible notes or any ordinary shares converted from the convertible notes; except as permitted by Rule 2710(g)(2) of the NASD Conduct Rules.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, and the address of J.P. Morgan Securities Inc. is 270 Park Avenue, New York, NY 10017.

ENFORCEMENT OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers and our PRC counsel, Commerce & Finance Law Offices, are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Commerce & Finance Law Offices has further advised us that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by U.S. courts.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC Registration Fee	US$	6,300
New York Stock Exchange Listing Fee	US$	150,000
National Association of Securities Dealers, Inc. Filing Fee	US$	20,500
Printing Expenses	US$	250,000
Legal Fees and Expenses	US$	1,400,000
Accounting Fees and Expenses	US$	1,000,000
Miscellaneous	US$	1,000,000

Total	US$	3,826,800

We have agreed to pay all fees and expenses incurred by us and the selling shareholders in connection with this offering, unless otherwise agreed upon between us and any of the selling shareholders. We have also agreed to pay the reasonable costs and expenses incurred by the underwriters in connection with this offering, except for underwriters’ counsel fees and expenses. The underwriters have agreed to pay or reimburse us up to US$500,000 for our expenses incurred in connection with this offering, or such lesser amount that our board may determine at the time of the offering.

LEGAL MATTERS

We are being represented by O’Melveny & Myers LLP with respect to legal matters of U.S. federal securities and New York State law. The underwriters are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to legal matters of U.S. federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain legal matters as to Cayman law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Haiwen & Partners. Maples and Calder and O’Melveny & Myers LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements and related financial statement schedule as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005, and 2006 included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing. The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/F Bund Center, 222 Yan An Road East, Shanghai 200002, China.

The statements included in this prospectus under the caption “Prospectus Summary,” “Risk Factors,” “Our Corporate Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry,” “Business,” “Regulation,” “Management,” “Related Party Transactions,” “Taxation” and “Enforcement of Civil Liabilities,” to the extent they constitute maters of PRC law, have been reviewed and confirmed by Commerce & Finance Law Offices, our PRC counsel, as experts in such matters, and are included herein in reliance upon such review and confirmation. The offices of Commerce & Finance Law Offices are located at 6F NCI Tower, A12 Jianguomenwai Avenue, Chaoyang District, Beijing, China 100022.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 and a registration statement on Form F-6, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including Annual Reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statements and other information, may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov. The information on that website is not a part of this prospectus.

We will furnish to JPMorgan Chase Bank, N.A., as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

WUXI PHARMATECH (CAYMAN) INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2005 and 2006 and as of March 31, 2007 (unaudited)	F-3
Consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited)	F-5

Consolidated statements of shareholders’ equity (deficit) and comprehensive income for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited)

F-6
Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited)	F-7
Notes to the consolidated financial statements	F-11
Schedule 1—WuXi PharmaTech (Cayman) Inc. condensed financial statements for the period from June 3, 2004 (date of incorporation) to December 31, 2004 and for the years ended December 31, 2005 and 2006	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

WuXi PharmaTech (Cayman) Inc.:

We have audited the accompanying consolidated balance sheets of WuXi PharmaTech (Cayman) Inc. (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 and the related financial statement schedule. These consolidated financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of WuXi PharmaTech (Cayman) Inc. and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

July 20, 2007

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share and per share data, unless otherwise stated)

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	4,865,038	9,683,025	49,494,197
Restricted cash	623,448	2,067,353	4,002,549
Accounts receivable, net of allowance for doubtful accounts of $8,178 and $11,053 for 2005 and 2006 and $10,602 for March 31, 2007 (unaudited), respectively	4,429,993	12,589,043	13,938,987
Inventories	3,390,565	9,617,289	8,133,638
Prepayments	306,211	1,819,617	2,091,360
Amounts due from related parties	416,371	142,041	41,355
Other current assets	405,603	681,794	1,796,716
Deferred tax assets	71,401	52,279	179,391

Total current assets	14,508,630	36,652,441	79,678,193

Non-current assets:
Deposits	247,126	359,636	369,760
Property, plant and equipment, net	22,827,583	42,775,824	47,691,752
Intangible assets, net	586,015	628,442	630,948
Land use rights, net	2,229,692	4,642,612	4,704,046
Deferred tax assets	474,255	632,260	714,867

Total non-current assets	26,364,671	49,038,774	54,111,373

Total assets	40,873,301	85,691,215	133,789,566

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	9,695,074	9,604,671	4,525,355
Accounts payable	1,689,315	9,258,627	7,495,900
Accrued liabilities	1,141,786	5,012,108	6,114,232
Other taxes payable	1,950,497	2,342,817	1,975,088
Other current liabilities	750,362	1,162,316	1,158,161
Deferred revenue	189,961	2,618,838	5,766,966
Amounts due to related parties	1,733,940	201,077	115,108
Advanced subsidies	197,021	329,120	1,108,065
Dividend payable	742,113	—	—
Income taxes payable	359,652	64,582	308,400
Deferred tax liabilities	—	—	15,668

Total current liabilities:	18,449,721	30,594,156	28,582,943

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(In US dollars, except share and per share data, unless otherwise stated)

	December 31,		March 31,
	2005	2006	2007
			(unaudited)
Non-current liabilities:
Long-term debt, excluding current portion	5,044,207	5,762,803	5,818,313
Advanced subsidies	—	1,026,774	1,036,664
Convertible notes	—	—	40,617,480
Deferred tax liabilities	136,950	128,663	126,608

Total non-current liabilities	5,181,157	6,918,240	47,599,065

Total liabilities	23,630,878	37,512,396	76,182,008

Commitments and contingencies (note 17)

Mezzanine equity:
A total of 250,000,000 shares has been authorized for Series A and B and C preference shares consisting of:
Series A preference shares
($0.0002 par: 30,940,000 issued and outstanding in 2005 and 2006, respectively and 20,898,700 outstanding in 2007 (unaudited)) (liquidation value $417,974)	6,097,306	6,097,306	4,118,480
Series B preference shares
($0.0002 par; 134,400,000 issued and outstanding in 2006 and 132,818,900 outstanding in 2007 (unaudited)) (liquidation value $18,974,129)	—	43,009,138	42,503,173
Series C preference shares ($0.0002 par: 62,780,950 issued and outstanding in 2007 (unaudited)) (liquidation value $54,539,067)	—	—	54,113,712

	6,097,306	49,106,444	100,735,365

Shareholders’ equity (deficit):
Ordinary shares ($0.02 par value 550,000,000 authorized 249,060,000 issued and outstanding in 2005 and 2006, respectively and 197,901,450 outstanding in 2007 (unaudited))	4,981,200	4,981,200	3,958,029
Additional paid-in capital	5,466,581	33,075,251	36,427,273
Retained earnings (accumulated deficit)	311,569	(40,173,197)	(85,227,421)
Accumulated other comprehensive income	385,767	1,549,121	2,074,312

Less, 18,000,000 treasury shares, at cost	—	(360,000)	(360,000)

Total shareholders’ equity (deficit)	11,145,117	(927,625)	(43,127,807)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	40,873,301	85,691,215	133,789,566

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Net revenues:
Laboratory services	16,408,933	29,406,665	59,775,971	8,864,129	21,676,246
Manufacturing	4,463,972	4,376,144	10,164,630	3,907,033	12,142,945

	20,872,905	33,782,809	69,940,601	12,771,162	33,819,191

Cost of revenues:
Laboratory services	(7,808,871)	(12,781,423)	(26,519,540)	(3,573,713)	(10,881,003)
Manufacturing	(1,428,954)	(2,719,990)	(9,108,759)	(3,765,419)	(7,266,438)

	(9,237,825)	(15,501,413)	(35,628,299)	(7,339,132)	(18,147,441)

Gross profit	11,635,080	18,281,396	34,312,302	5,432,030	15,671,750

Operating expenses:
Selling and marketing expenses	(719,863)	(1,003,018)	(1,840,666)	(233,196)	(738,248)
General and administrative expenses	(5,853,476)	(8,539,207)	(22,343,558)	(3,706,137)	(9,089,417)

Total operating expenses	(6,573,339)	(9,542,225)	(24,184,224)	(3,939,333)	(9,827,665)

Operating income	5,061,741	8,739,171	10,128,078	1,492,697	5,844,085
Other income	585,351	255,341	518,764	24,300	840,716
Other expenses	(557)	(530,943)	(483,751)	(40,365)	(671)
Interest expense	(657,001)	(1,302,421)	(1,116,881)	(377,883)	(670,143)
Interest income	24,324	41,583	204,668	14,975	40,772

Income before income taxes	5,013,858	7,202,731	9,250,878	1,113,724	6,054,759

Income tax expense	(728,090)	(1,074,721)	(397,404)	(287,195)	(77,878)

Net income	4,285,768	6,128,010	8,853,474	826,529	5,976,881

Income (loss) attributable to holders of ordinary shares (Note 14):

Basic	$4,285,768	$(116,566)	$(35,147,766)	$735,198	$(1,634,939)

Diluted	$4,285,768	$(116,566)	$(35,147,766)	$735,198	$(1,634,939)

Basic earnings (loss) per share	$0.02	$(0.00)	$(0.15)	$0.00	$(0.01)

Diluted earnings (loss) per share	$0.02	$(0.00)	$(0.15)	$0.00	$(0.01)

Shares used in calculating basic earnings per share	280,000,000	267,708,750	238,506,600	249,060,000	202,638,600

Shares used in calculating diluted earnings per share	280,000,000	274,745,600	238,506,600	261,500,050	202,638,600

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME

(In US dollars, except share and per share data, unless otherwise stated)

	Ordinary		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Treasury		Total shareholders’ equity (deficit)	Comprehensive income
	Shares	Amount				Shares	Amount
Balance at January 1, 2004	280,000,000	5,600,000	1,173,800	(1,443,970)	270	—	—	5,330,100
Cumulative translation adjustment	—	—	—	—	61	—	—	61	61
Net income	—	—	—	4,285,768	—	—	—	4,285,768	4,285,768

Balance as of December 31, 2004	280,000,000	5,600,000	1,173,800	2,841,798	331	—	—	9,615,929	4,285,829

Dividends paid	—	—	—	(2,413,663)	—	—	—	(2,413,663)
Deemed dividend on issuance of Series A preference shares	—	—	—	(4,034,576)	—	—	—	(4,034,576)
Deemed dividend for beneficial conversion feature	—	—	2,210,000	(2,210,000)	—	—	—	—
Share-based compensation expenses	—	—	3,099,335	—	—	—	—	3,099,335
Effect of reorganization on minority interest (note 3)	(30,940,000)	(618,800)	(1,016,554)					(1,635,354)
Cumulative translation adjustment	—	—	—	—	385,436	—	—	385,436	385,436
Net income	—	—	—	6,128,010	—	—	—	6,128,010	6,128,010

Balance as of December 31, 2005	249,060,000	4,981,200	5,466,581	311,569	385,767	—	—	11,145,117	6,513,446

Dividends paid	—	—	—	(6,000,000)	—	—	—	(6,000,000)
Deemed dividend on issuance of Series B preference shares	—	—	—	(24,138,240)	—	—	—	(24,138,240)
Deemed dividend for beneficial conversion feature	—	—	19,200,000	(19,200,000)	—	—	—	—
Share-based compensation expenses	—	—	6,248,343	—	—	—	—	6,248,343
Capital contributions in connection with share-based compensation	—	—	2,160,327	—	—	—	—	2,160,327
Purchase of treasury shares	—	—	—	—	—	(28,000,000)	(560,000)	(560,000)
Issuance of treasury shares	—	—	—	—	—	10,000,000	200,000	200,000
Cumulative translation adjustment	—	—	—	—	1,163,354	—	—	1,163,354	1,163,354
Net income	—	—	—	8,853,474	—	—	—	8,853,474	8,853,474

Balance as of December 31, 2006	249,060,000	4,981,200	33,075,251	(40,173,197)	1,549,121	(18,000,000)	(360,000)	(927,625)	10,016,828

Purchase of treasury shares	—	—	—	(43,419,285)	—	—	—	(43,419,285)
Treasury shares retired	(51,158,550)	(1,023,171)	—	—	—	—	—	(1,023,171)
Deemed dividend on the repurchase of preference shares in excess of carrying amount	—	—	—	(7,611,820)	—	—	—	(7,611,820)
Share-based compensation expenses	—	—	3,352,022	—	—	—	—	3,352,022
Cumulative translation adjustment	—	—	—		525,191	—	—	525,191	525,191
Net income	—	—	—	5,976,881	—	—	—	5,976,881	5,976,881

Balance as of March 31, 2007 (unaudited)	197,901,450	3,958,029	36,427,273	(85,227,421)	2,074,312	(18,000,000)	(360,000)	(43,127,807)	6,502,072

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Operating activities:				(unaudited )	(unaudited )
Net income	4,285,768	6,128,010	8,853,474	826,529	5,976,881
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	—	3,099,335	8,408,670	288,345	3,352,022
Depreciation property, plant and equipment	673,074	1,880,404	3,597,825	535,759	1,389,893
Accrued interest expenses	456,518	708,258	224,872	132,746	626,635
Amortization land use rights	12,685	37,920	102,785	10,400	26,066
Amortization of intangible assets	8,468	110,962	158,344	30,553	54,612
Bad debt expense	—	8,178	2,875	—	—
Inventory reserve	118,452	97,096	31,987	(215,551)	—
Loss (gain) on disposal of property, plant and equipment and land use rights	588,470	(263,352)	(374,818)	—	316
Loss (gain) on forward contracts marked to market	(238,143)	386,277	—	—	(862,582)

Changes in assets and liabilities:
(Increase) in accounts receivable	(1,803,483)	(1,459,412)	(7,838,944)	(1,376,709)	(360,221)
(Increase)/decrease in inventories	(867,518)	(2,404,080)	(6,012,526)	1,366,038	1,568,752
(Increase)/decrease in prepayments	(280,927)	22,400	(1,470,536)	(64,619)	(253,000)
(Increase)/decrease in amounts due from related parties	68,605	(192,971)	281,206	88,304	101,566
(Increase)/decrease in other current assets	256,798	(157,671)	(256,909)	(562,830)	(1,103,056)
(Increase)/decrease in deferred tax assets	(129,845)	(212,626)	(117,994)	22,138	(202,153)
(Increase)/decrease in deposits	(148,667)	(35,826)	(101,973)	176,810	(6,628)
Increase in accounts payable	853,340	364,409	3,156,278	4,361,170	535,303
Increase/(decrease) in accrued liabilities	(345,485)	385,761	3,867,580	(599,778)	966,145
Increase/(decrease) in other taxes payable	1,136,703	394,771	319,907	917,600	(388,431)
Increase /(decrease) in other current liabilities	226,363	248,819	378,434	232,343	(15,277)
Increase/(decrease) in deferred revenue	161,219	(296,363)	2,369,952	731,950	3,107,969
Increase/(decrease) in amounts due to related parties	(119,286)	(5,740)	(44,361)	933,123	(87,485)
Increase in advanced subsidies	18,124	96,303	106,902	74,480	772,066
Increase/(decrease) in income taxes payable	133,789	190,974	(300,450)	(152,141)	242,033

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Increase/(decrease) in deferred tax liabilities	35,721	(72,700)	(12,594)	(3,197)	12,315

Net cash provided operating activities	5,100,743	9,059,136	15,329,986	7,753,463	15,453,741

Investing activities:
Purchase of property, plant and equipment	(8,088,983)	(8,404,800)	(24,328,905)	(8,223,309)	(8,250,920)
Proceeds from disposal of property, plant and equipment and land use rights	1,054,873	5,353	1,026,774	—	—
Purchase of intangible assets	(212,994)	(68,189)	(180,652)	(98,865)	(51,082)
Purchase of land use rights	(9,525)	(635,373)	(2,390,301)	(951,160)	(42,700)
Refund from adjustment to purchase price of land use rights	32,728	77,225	—	—	—
(Increase)/decrease in restricted cash	929,711	(7,568)	(1,392,150)	(633)	(1,906,123)
Acquisition of minority interest (note 3)	—	(2,210,000)	—	—	—
Advanced subsidy received for construction	—	—	1,020,371	—	—

Net cash used in investing activities	(6,294,190)	(11,243,352)	(26,244,863)	(9,273,967)	(10,250,825)

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Financing activities:
Dividends paid	—	(1,683,591)	(6,750,324)	—	—
Repayments of long-term debt	(459,649)	(597,069)	(75,627)	—	—
Proceeds from long-term debt	5,422,140	192,245	5,327,010	—	—
Repayments of short-term bank borrowings	(3,624,721)	(3,047,554)	(4,535,215)	(1,437,671)	(5,147,104)
Proceeds from short-term bank borrowings	1,208,182	4,819,901	4,695,679	2,416,575	—
Proceed from loan from related party	—	1,709,995	—	—	—
Repayments of loan from related party	—	—	(1,709,995)	—	—
Proceeds from convertible notes	—	—	—	—	40,000,000
Proceeds from issuance of Series A preference shares, net of direct issuance costs	—	2,181,372	(118,643)	—	—
Proceeds from issuance of Series B preference shares, net of direct issuance costs	—	—	18,870,898	—	—
Proceed from issuance of Series C preference shares, net of direct issuance costs	—	—	—	—	54,187,216
Repurchase of Series A and B preference shares	—	—	—	—	(10,096,611)
Purchase of treasury shares	—	—	(208,092)	—	(44,442,456)
Proceeds from exercise of share options	—	—	46,037	—	—

Net cash provided financing activities	2,545,952	3,575,299	15,541,728	978,904	34,501,045

Effect of exchange rate changes on cash and cash equivalents	21	128,656	191,136	29,661	107,211

Net increase (decrease) in cash and cash equivalents	1,352,526	1,519,739	4,817,987	(511,939)	39,811,172
Cash and cash equivalents at beginning of period	1,992,773	3,345,299	4,865,038	4,865,038	9,683,025

Cash and cash equivalents at end of period	3,345,299	4,865,038	9,683,025	4,353,099	49,494,197

Supplemental disclosure of cash flow information:
Cash paid for interest	(200,481)	(594,164)	(892,009)	(245,137)	(43,508)
Cash paid for taxes	(707,243)	(1,110,854)	(920,871)	(181,741)	(397,896)

Non-cash investing and financing activities:
Dividend payable	—	742,113	—	—	—

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Deemed dividend on issuance of Series A preference shares	—	4,034,576	—	—	—
Deemed dividend on issuance of Series B preference shares	—	—	24,138,240	—	—
Accounts payable for purchase of property, plant and equipment	2,352,556	1,708,121	6,367	1,385,905	2,157,697
Accrued direct issuance costs for Series A preference shares	—	118,643	—	—	—
Accrued direct issuance costs for Series C preference shares	—	—	—	—	73,504
Amount payable to related parties for treasury share purchases, at cost	—	—	197,945	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

WuXi PharmaTech BVI Inc. (“WXPT BVI”) was incorporated in the British Virgin Islands on June 3, 2004 and established as a holding company with no significant assets or operations of its own. WXPT BVI undertook a separate restructuring in anticipation of an initial public offering involving a holding company (the “Company”) that was incorporated in the Cayman Islands on March 16, 2007. The Company became the ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXPT BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXPT BVI. The Company, together with its subsidiaries, is principally engaged in the pharmaceutical and biotechnology research and development outsourcing business.

Substantially all of the Company’s business is conducted in the PRC through its primary operating subsidiary, WuXi PharmaTech Co., Ltd. (“WXPT”) and five other operating subsidiaries in which WXPT BVI, directly and indirectly, holds a combined 100% equity interests. Prior to becoming a wholly-owned subsidiary of WXPT BVI on July 13, 2005, the date of the “reorganization,” WXPT was held by three immediate shareholders, including (i) ChinaTechs Inc., a company owned and controlled by the founders, including the Chairman and CEO of the Company, as well as certain other shareholders, (ii) Jiangsu Taihushui Group Company, or THS, incorporated in the PRC, and (iii) Dr. John J. Baldwin, one of the Company’s directors until July 2007, each of whom held $3,110,000 (55.54%), $2,210,000 (39.46%) and $280,000 (5%) of WXPT’s $5,600,000 registered capital, respectively.

On July 13, 2005, in order to effect the reorganization, WXPT BVI, and WXPT shareholders, together with new third party investors (the “Investors”) undertook a series of interrelated transactions whereby (i) WXPT BVI issued 155,500,000 and 14,000,000 ordinary shares to ChinaTechs and Dr. John J. Baldwin, respectively, on a one-for-one basis for approximately 60.54% of the outstanding equity interests in WXPT, (ii) WXPT BVI issued to the Investors 30,940,000 Series A preference shares for cash of $2,210,000 (see Note 10), (iii) WXPT BVI issued 79,560,000 ordinary shares, or approximately 28.41% of the outstanding equity interests in WXPT BVI to the Investors to be held temporarily for the benefit of THS, in accordance with an agreement between THS and the Investors (the “Agreement”) in exchange, on a one-for-one basis, for THS’s 28.41% equity interests in WXPT, and (iv) acquired the remaining THS interests in WXPT representing $618,800 of the registered capital shares or approximately 11.05% for $2,210,000 in cash.

The purpose of the Agreement was to facilitate the reorganization because, as a PRC company with PRC nationals as shareholders, neither THS nor their shareholders were initially able to take title to WXPT BVI’s ordinary shares due to certain PRC regulations. In October 2006, the ordinary shares held by the Investors for the benefit of THS were subsequently transferred to a Hong Kong company established by the shareholders of THS. WXPT BVI considered the issuance of the 79,560,000 ordinary shares as having been effectively issued on a one-for-one basis to THS on the date of the reorganization. Accordingly, of the 280,000,000 outstanding ordinary shares of WXPT prior to the reorganization, 249,060,000 ordinary shares were considered to have been issued on a one-for-one basis for shares in WXPT BVI, while $618,800 of the registered capital of WXPT, representing approximately 11.05% interest in WXPT, was considered as a purchase of minority interest by WXPT BVI (see Note 3).

After the reorganization, the former shareholders of WXPT own directly 60.54% and indirectly 28.41% of WXPT BVI, representing in total 88.95% of the outstanding shares on a fully diluted basis and after acquisition of the remaining 11.05% interest in WXPT, WXPT BVI owns 100% of WXPT and the five other operating subsidiaries. Consequently, the reorganization has been accounted for as a reverse merger and the consolidated financial statements of WXPT BVI present the historical results, assets and liabilities of WXPT on the consummation of the reverse merger as if the WXPT was the acquirer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

The interim financial information with respect to the three months ended March 31, 2006 and 2007 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contained all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of results to be expected for the full year.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses in the financial statements and accompanying notes. The significant estimates included in the accompanying consolidated financial statements include assumptions regarding the recoverability of the carrying amount, and the estimated useful lives of long-lived assets, valuation of deferred tax assets and share-based compensation expenses. Actual results can vary from these estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments that are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of purchase.

(d) Restricted cash

Restricted cash represents cash held (i) as collateral for letters of credit issued for equipment purchasing, (ii) cash deposited for forward contracts and (iii) amounts pledged to banks to secure general banking facilities granted to the Company. The classification is based on the expected expiration of such facilities.

(e) Inventories

Inventories are stated at the lower of cost or replacement cost with respect to raw materials and work in progress and the lower of cost or net realizable value with respect to finished goods. Net realizable value represents the anticipated selling price less estimated costs of completion and distribution. The Company determines cost on a weighted-average basis. Cost comprises direct materials and where applicable, of direct labor and overhead that has been incurred in bringing the inventories to their present location and condition.

(f) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Costs include amounts paid to acquire or construct the assets, including capitalized interest during the construction of qualifying assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Repair and maintenance costs are expensed as incurred. In addition, the Company has assets that are classified as construction in progress. They relate to the refurbishment and renovation of the Company’s buildings. The average construction period for each project has been approximately three months. Due to the short time frame, the potential interest to be capitalized is considered immaterial and has not been recorded.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building	20 years
Vehicles	5 years
Fixtures and equipment	5 to 10 years
Building improvement	5 years

(g) Land use rights, net

All land in the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time which has been determined as 50 years. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. The cost of the land use right is amortized on a straight-line basis over 50 years.

(h) Intangible assets, net

Intangible assets consist primarily of acquired software licenses and customer relationships. They are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 3-10 years.

(i) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

(j) Mezzanine equity

Convertible redeemable preference shares were sold on June 18, 2005, June 1, 2006 and January 26, 2007 (unaudited) that carry a redemption feature, which is not mandatory, are classified as mezzanine equity.

(k) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

assurance of collection of the sales proceeds. Revenue is recognized net of sales-related taxes of $537,878, $1,078,093 and $28,388 and Nil and $13,389 for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

For laboratory services provided on a fee-for-service or project basis, the Company recognizes revenues upon finalization of the project terms, and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report. The service period required to complete such contracts is generally two to three months.

For laboratory services provided under a full time equivalent basis or FTE based contracts, the customer pays a fixed rate per FTE and the Company recognizes revenue as the services are provided. The FTE contracts do not require acceptance by the customer or fixed deliverables by the Company.

The Company provides manufacturing services to its customers, which involve the manufacture of advanced intermediates and active pharmaceutical ingredients for R&D use (APIs). Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred. The Company records deferred revenues for payments received from the customer prior to the delivery of the products.

(l) Shipping and handling costs

Shipping and handling costs are classified as selling and marketing expenses. For the years ended December 31 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), shipping and handling costs were $155,728, $266,181 and $652,714 and $83,498 and $337,923, respectively.

(m) Government subsidies

Government subsidies include cash subsidies and advanced subsidies received from the government such as from the Wuxi Municipal Ministry of Finance, the Science and Technology Committee of Jiangsu province and the Science and Technology Committee of Shanghai. Cash subsidies of $244,601, $1,954,585 and $921,511, and $50 and Nil, which have been received for general corporate purposes, have been recognized as a reduction of general and administrative expenses for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively. There are no restrictions or requirements placed on the Company associated with the receipt or the use of the funds.

Advanced subsidies received from the government, on the condition that the Company meets certain obligations, have been recorded as a current liability until completion of the related business projects which is expected within 12 months. The current advanced subsidies were $197,021 and $329,120 and $1,108,065 as of December 31, 2005 and 2006 and as of March 31, 2007 (unaudited), respectively.

In 2006, the Company received an additional advanced subsidy of $1,026,774 and that has been recorded as a non-current liability as of December 31, 2006. The amount received is a construction subsidy provided in connection with the future expansion of the Company’s Tianjin facility. As of March 31, 2007, the construction had not yet commenced and is not expected to be completed within 12 months. Once the asset is placed into service, government subsidies that relate to depreciable property, plant and equipment will be reflected in income over the useful lives of the assets. There is no assurance that the Company will receive similar or any subsidies in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except, share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

(n) Operating leases

Leases, where substantially all the risks and rewards of ownership of assets remain with the leasing company, are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease period.

(o) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $16,333, $71,397 and $14,683 and $2,776 and $6,434 for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively, and are classified as selling and marketing expenses.

(p) Share-based compensation

The Company accounts for share-based awards under FASB Statement No. 123(Revised), “Share-Based Payment,” (“SFAS 123R”). Under SFAS 123R, the Company is required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. The share-based compensation expenses have been categorized as either cost of revenues or general and administrative expenses, depending on the job functions of the grantees. For the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), the Company recognized share-based compensation expenses of Nil, $3,099,335 and $8,408,670 and $288,345 and $3,352,022, respectively.

The share-based compensation has been classified as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Cost of revenues	—	401,137	541,029	133,404	1,119,549
General and administrative expenses	—	2,698,198	7,867,641	154,941	2,232,473

(q) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are evaluated and, if realization is not considered to be “more-likely-than-not,” a valuation allowance is provided.

(r) Other income

Other income primarily includes rental income on excess office space and gains recognized on foreign exchange transactions and forward contracts. Rental income was Nil, Nil and $303,848 and $24,300 and $175,069 for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

(unaudited) and 2007 (unaudited), respectively. The total foreign exchange gains were $256,248, Nil and Nil and Nil and $586,959 for the years ended December 31, 2004, 2005, and 2006 and the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

(s) Other expenses

Other expenses primarily includes losses recognized on foreign exchange transactions and forward contracts. The total foreign exchange losses were Nil, $(519,754) and $(361,292) and $(22,004) and Nil for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

(t) Earnings per share

The Company has determined that its Series A, Series B and Series C convertible redeemable preference shares are participating securities as the preference shares participates in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Company has used the two-class method of computing earnings (loss) per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preference shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

Prior to 2005, the Company did not have any dilutive securities.

(u) Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of the Company’s subsidiaries are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity (deficit) and comprehensive income. Transaction gains and losses are recognized in the statements of operations in other income and other expenses, respectively.

(v) Derivative instruments

From time to time, the Company and its subsidiaries (the “Group”) enter into foreign exchange forward contracts with financial institutions. The Company does not apply hedge accounting to the instruments and as such they are marked to market at each reporting date and the change in fair value is recognized in the statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

The gain (loss) from the forward contracts was $261,172, $(383,115) and $2,255 and $2,255 and $862,582 for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively. The gain or loss has been included in other income or other expenses, respectively. The Company did not have any outstanding foreign exchange forward contracts as of December 31, 2005 and 2006. As of March 31, 2007 (unaudited), the Company had outstanding forward contracts with a fair value of $862,582.

(w) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income and foreign currency translation adjustments. The Company discloses this information in the statement of shareholders’ equity (deficit) and comprehensive income.

(x) Fair value disclosures

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term bank borrowings, payables, convertible notes and accrued expenses approximate their fair value due to the short-term nature of these instruments. The Company utilized a third party valuation firm to assist them in determining the fair value of the assets and liabilities in the acquisition of minority interest and convertible redeemable preference shares and recorded them at their fair value upon issuance. The valuation report utilized generally accepted valuation methodologies such as the income approach and the market approach, which incorporates certain assumptions such as the Company’s expected future cash flows and discount rates. The methodology will be discussed further in Notes 10 and 12.

(y) Concentration of credit risks

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company establishes an allowance for doubtful receivables primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

(z) New accounting pronouncement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Company will be required to adopt SFAS 157 in fiscal 2008. Management is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

3. ACQUISITION OF MINORITY INTEREST

On July 13, 2005, the Company acquired 88.95% of WXPT in an exchange, on a one-for-one basis in connection with the reorganization described in Note 1. The remaining 30,940,000 shares, or 11.05%, represented a minority interest, which was owned by THS and was acquired by the Company during the reorganization. The net book value of the minority interest in WXPT on the date of the reorganization totaled $1,635,355, which was acquired by the Company for $2,210,000. The recognition of this minority interest has been recorded in shareholders’ equity (deficit) as the “effect of reorganization on minority interest.”

In applying purchase accounting, the Company determined that the fair value of the assets and liabilities on the transaction date exceeded the purchase price consideration. As a result, the Company reduced the estimated fair value of its long-lived tangible and intangible assets by the excess amount of $133,283, on a pro rata basis, which is reflected in the below table.

The following is a summary of the 11.05% of the net fair values of the assets acquired and liabilities assumed:

		Amortization period
Tangible assets:
Net working capital acquired	$103,175	n/a
Property, plant and equipment	2,263,371	5-20 years
Land use rights	426,879	50 years

Total tangible assets	2,793,425

		Amortization period

Intangible assets:
Sales backlog	54,992	within 1 year
Customer relationships	357,937	7 years

Total intangible assets	412,929

Non-current liabilities	(846,866)

Deferred tax liabilities	(149,488)

Total	$2,210,000

The valuation of the sales backlog and customer relationships was based on the excess-earnings method, which establishes the value of an intangible asset by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on these contributory assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings method explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. An indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

4. INVENTORIES

Inventories consist of the following:

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Raw materials	1,117,952	2,881,596	5,709,045
Work-in-progress	1,680,698	851,809	1,017,143
Finished goods	591,915	5,883,884	1,407,450

Total	3,390,565	9,617,289	8,133,638

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Building	8,090,412	19,113,862	19,297,977
Vehicles	733,565	1,229,804	1,371,466
Fixtures and equipment	10,292,899	18,424,193	23,040,318
Building improvement	6,599,933	6,881,476	7,046,544
Construction in progress	198,343	3,884,948	5,148,525

Total	25,915,152	49,534,283	55,904,830
Less: Accumulated depreciation	(3,087,569)	(6,758,459)	(8,213,078)

Property, plant and equipment, net	22,827,583	42,775,824	47,691,752

Depreciation expense was $673,074, $1,880,404 and $3,597,825 and $535,759 and $1,389,893 for the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

As of December 31, 2005 and 2006 and March 31, 2007 (unaudited), the Company has pledged fixtures and equipment and buildings with a total carrying amount of approximately $3,397,685 and $10,441,187 and $10,447,689, respectively, to secure banking facilities granted to the Company (see Note 8.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

6. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Intangible assets cost:
Software licensing fee cost	292,516	491,410	548,528
Less: Accumulated amortization	(40,966)	(140,822)	(181,876)

Software licensing fee, net	251,550	350,588	366,652

Customer relationship, cost	357,937	357,937	357,937
Less: Accumulated amortization	(25,567)	(80,083)	(93,641)

Customer relationship, net	332,370	277,854	264,296

Sales backlog, cost	54,992	54,992	—
Less: Accumulated amortization	(52,897)	(54,992)	—

Sales backlog, net	2,095	—	—

Intangible assets, net	586,015	628,442	630,948

The Company recorded amortization expense of $8,468, $110,962 and $158,344 and $30,553 and $54,612 for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

The following table represents the total estimated amortization of intangible assets for the five succeeding years:

For the Year Ending December 31,	Total

2007	189,020
2008	133,975
2009	97,412
2010	72,835
2011	67,530
Beyond 2011	67,670

7. LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Land use rights, cost	2,280,297	4,796,003	4,883,503
Less: Accumulated amortization	(50,605)	(153,391)	(179,457)

Land use rights, net	2,229,692	4,642,612	4,704,046

The Company recorded amortization expense of $12,685, $37,920 and $102,785 and $10,400 and $26,066 for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

8. BORROWINGS

The Company’s borrowings consist of the following:

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Borrowings:
Short-term bank borrowings	6,963,842	8,964,360	3,878,876
Long-term debt, current portion	2,731,232	640,311	646,479

Sub-total, current portion	9,695,074	9,604,671	4,525,355
Long-term debt, non-current portion	5,044,207	5,762,803	5,818,313

Total	14,739,281	15,367,474	10,343,668

Short-term bank borrowings are generally repayable within one year. The weighted average interest rates on the short-term bank borrowings as of December 31, 2005 and 2006 and as of March 31, 2007 (unaudited) were 5.83% and 5.95% and 6.01%, respectively. As of December 31, 2005 and 2006 and as of March 31, 2007 (unaudited), $3,239,127 and $1,280,623 and Nil, respectively, were guaranteed by THS. The amounts of unutilized banking facilities were Nil and $1,280,623 and $2,585,917 as of December 31, 2005 and 2006 and as of March 31,2007 (unaudited), respectively.

As of December 31, 2005, the Company had long-term debt totaling $2,478,253, which was classified as current as the maturity date was July 13, 2006. The debt commenced in 2003, and the variable interest rate as of December 31, 2005 was 5.22%.

The balance of the long-term debt, including current portion totaled $5,297,186, related to the financing obligation on the Company’s headquarter buildings located in the Shanghai Waigaoqiao Free Trade Zone. The financing arrangement commenced in 2004, and the variable interest rate as of December 31, 2005 was 10.56%. The financing arrangement was terminated in March 2006.

As of December 31, 2006, the Company had long-term debt including current portion totaling $6,403,114 with a maturity of April 20, 2009. The debt commenced in 2006 and the variable interest rate on them as of December 31, 2006 was 5.47%.

Future long-term payments as of December 31, 2006 are as follows:

2007	$640,311
2008	640,311
2009	5,122,492

Total	$6,403,114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

9. CONVERTIBLE NOTES

On February 9, 2007, the Company entered into a convertible note agreement with a group of third-party investors pursuant to which the investors lent the Company $40,000,000. The key terms of the notes are as follows:

Maturity date

The convertible notes mature on the earliest to occur of (i) February 9, 2012, (ii) the consummation of a sale transaction such as a merger or tender offer or (iii) when declared due and payable by the note holders upon default.

Interest

The note holders shall be entitled to a stated interest at the rate of 5% per annum (“Interest Rate”) on the principal amount of the note unless a qualifying IPO does not occur. A qualifying IPO is defined as an initial public offering (“IPO”) of ordinary shares on any internationally recognized stock exchange in which the net price per share (after underwriting, discounts and commissions) issued by the Company equals at least $1.086 (subject to anti-dilution adjustment for share splits, share dividends, bonus issues, reorganizations, recapitalizations and similar events) prior to January 1, 2008. Prospectively, interest will cease to accrue. If a qualifying IPO does not occur, the interest rate on the notes will be retroactively reset to 12% per annum.

The note holders shall be entitled to the interest, which is due and payable by the Company in arrears semi-annually, until the date on which the note is repaid in full. The Company shall pay to the note holders the interest by adding and compounding such interest to the principal amount on June 30 and December 31 of each year.

As of March 31, 2007, the Company has accrued interest at 12% per annum on the principal amount of the notes as the 5% interest rate is contingent on the consummation of a qualifying IPO, which is outside the Company’s control.

Default interest

If the Company fails to pay any sum in respect of the notes when the same becomes due and payable, interest shall accrue on the overdue sum at an additional 5% interest rate penalty on top of the stated 5% Interest Rate for an aggregated 10% per annum from the due date.

Accrual of interest

Interest will accrue at a rate of 12% per annum on the principal amount of the note unless a qualifying IPO occurs.

Contingent conversion

At any time after an IPO or a sale transaction occurs, the note holders shall have the right, but not the obligation, to convert in whole or in part the outstanding principal amount plus all accrued and unpaid interest thereon to the date of such conversion, into such number of fully paid ordinary shares of the Company.

Contingent conversion price

The notes become convertible into ordinary shares at a conversion price equal to 90% of either:

(i)	The final offering price per share in the case of an IPO, or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

9. CONVERTIBLE NOTES — Continued

(ii)	The price per share offered for ordinary shares in a sale transaction.

No fractional shares ordinary share shall be issued and in lieu of the same, the Company shall pay to note holders the amount of outstanding principal and interest that is not so converted.

Redemption

If the Company does not consummate a qualifying IPO prior to January 1, 2008, then, from and after the earlier of (i) January 1, 2008 and (ii) the date upon which an IPO that is not a qualifying IPO is consummated, the note holders shall have the right, at its option, to require the Company to repurchase the notes, in cash, for an aggregate purchase price equal to (i) the aggregate initial principal amount plus (ii) an amount representing a 12% internal rate of return (which, for the avoidance of doubt, shall be inclusive of all accrued and unpaid interest on the initial principal amount) on the initial principal amount, calculated from February 9, 2007 through and until the date of payment in full of the above price.

In the event that the note holders exercise the put option and the Company does not have sufficient funds to pay the price in full, the notes and the then outstanding principal amount plus all accrued and unpaid interest thereon shall, remain outstanding until the date the note holders receive the price in full and the note holders shall maintain all of its rights and remedies under the notes.

Call Option

If the Company consummates an IPO that is not a qualifying IPO, then the Company shall have the right, but not the obligation, to prepay the notes in full and not in part (the “Call Option”) for an aggregate purchase price in cash equal to the sum of the aggregate principal amount, plus all accrued and unpaid interest thereon, at any time after the third anniversary of such IPO (the “Trigger Date”) if the closing price per share for each of the any 15 trading days falling within a period of 30 consecutive trading days occurring after the Trigger Date, with the last day of such period occurring no more than five trading days prior to the date upon which prepayment notice is given, was for each such 15 trading days at least 140% of the conversion price then in effect.

Notwithstanding the foregoing, if the Company does not consummate any IPO (including a qualifying IPO) on or prior to February 9, 2010, then from and after such date, the Company shall have the right to exercise the Call Option for the aggregate purchase price equal to the sum of the aggregate principal amount, plus all accrued and unpaid interest thereon, calculated at the rate of 12% per annum.

Details of the carrying value of the convertible notes as of March 31, 2007 (unaudited) are as follows:

As of March 31, 2007(unaudited)
Proceeds from issuance of convertible notes	$40,000,000
Interest accrued @ 12% per annum	617,480

Total convertible notes	$40,617,480

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

10. CONVERTIBLE REDEEMABLE PREFERENCE SHARES

On June 18, 2005, the Company agreed to the sale of 30,940,000 Series A convertible redeemable preference shares (“Series A preference shares”) to a group of third party investors for cash proceeds of $2,210,000. The Company recorded the initial carrying amount of the Series A preference shares at $6,244,576, or approximately $0.202 per share, which was determined to be the fair value of such shares at the date of issuance. The Company estimated the fair value of such shares primarily by reference to two separate valuations of the Company’s shares, performed with the assistance of an independent third party valuation expert. The valuations weighed evenly the results of a discounted cash flow method and the market approach (known as guideline company method). The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market. The Company then allocated the resulting enterprise value between the ordinary and preference shares for each valuation and then extrapolated the results to the issuance date. The initial carrying value of the preference shares was offset by direct cost of the equity issuance of $147,270.

The Company recognized a deemed dividend of $4,034,576 on issuance of the Series A preference shares, which equals the discount between the price paid of $0.071 per preference share, and their fair value of approximately $0.202. On the date of issuance the preference shares, which are each convertible into one ordinary share, were deemed to include a beneficial conversion feature of $0.093 calculated as the difference between the commitment date fair value of the ordinary share of approximately $0.164 (determined through a valuation of the Company’s shares in the same manner as described above) and the effective conversion price of $0.071 per share, limited to the proceeds received from the issuance of the preference shares. The beneficial conversion feature of $2,210,000 was recorded as a deemed dividend against additional paid-in-capital and recognized immediately as the Series A preference share was convertible upon issuance.

On June 1, 2006, the Company completed the sale of 134,400,000 Series B convertible redeemable preference shares (“Series B preference shares”) to a group of third party investors for cash proceeds of $19,200,000. The Company recorded the initial carrying amount of the Series B preference shares at $43,338,240 or approximately $0.322 per share, which was determined to be the fair value of such shares at the date of issuance. The Company determined the fair value of such by means of evenly weighing the results a discounted cash flow method and the market approach (known as guideline company method) with the assistance of an independent third party valuation expert. The initial carrying value of the preferred shares was offset by direct cost of the equity issuance of $329,102.

The Company recognized a deemed dividend of $24,138,240 on issuance of the Series B preference shares, which equals the discount between the price paid of $0.143 per preference share, and their fair value of approximately $0.322. On the date of issuance the preference shares, which are each convertible into one ordinary share, were deemed to include a beneficial conversion feature of $0.173 calculated as the difference between the commitment date fair value of the ordinary share of approximately $0.316, which was determined by the management with the assistance of a third-party valuation expert, and the effective conversion price of $0.143 per share, limited to the proceeds received from the issuance of the preference shares. The beneficial conversion feature of $19,200,000 was recorded as a deemed dividend against additional paid-in-capital and recognized immediately as the Series B preference share was convertible upon issuance.

On January 26, 2007, the Company agreed to the sale of 62,780,950 Series C convertible redeemable preference shares (“Series C preference shares”) to a group of investors for cash proceeds of $54,539,067. The Company recorded the initial carrying amount of the Series C preference shares at $54,539,067 or approximately $0.869 per share. The Company determined the price per share to be the best estimate of fair value for such

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

10. CONVERTIBLE REDEEMABLE PREFERENCE SHARES — Continued

shares at the date of issuance based on the amount paid by the investors, who negotiated this agreement at arms length. The initial carrying value of the preference shares was offset by direct cost of the equity issuance of $425,355.

Concurrently with the issuance of Series C preference shares, pursuant to a share purchase agreement dated January 26, 2007, the Company offered to the then existing shareholders the opportunity to sell to the Company shares at a price equal to $0.869 per share for a maximum of 62,780,950 shares. The offer was extended to both preference and ordinary shareholders, who each had an opportunity to sell the number of shares equivalent to their pro-rata amount of total outstanding shares, multiplied by 62,780,950. For those shareholders who elected not to sell, their pro-rata portion was offered to other shareholders. Pursuant to this offer, the Company acquired 10,041,300 Series A preference shares, 1,581,100 Series B preference shares and 51,158,550 ordinary shares, each at a price of $0.869 per share, and immediately retired the shares. The aggregate number of shares repurchased was 62,780,950. The Company believes this offer, which represents a premium over the fair value of the preference and ordinary shares, represents a benefit to the shareholders. The Company has recorded this transaction by recognizing the amounts paid for ordinary shares as purchase of treasury shares with a reduction to retained earnings for $43,419,285 and the amount in excess of the recorded value of the preference shares as a deemed dividend of $7,611,820 (see Note 11).

The significant terms of the Series A, Series B and Series C preference shares are as follows:

Conversion

Each Series A, Series B and Series C preference shares is convertible into one ordinary share at any time after the date of issuance of such shares, subject to anti-dilution, and shall be automatically converted one-for-one upon the consummation of a qualifying IPO.

A qualifying IPO, as defined by the preference share agreements, means an underwritten public offering of ordinary shares on a recognized stock exchange or the acquisition of the Company by a third party mutually acceptable to the Parties, in respect of which the pre-public offering or pre-acquisition valuation (as the case may be) amounts to no less than $100,000,000, if the public offering or acquisition takes place in the calendar year 2007 for Series A and Series B preference shares and a net share price (after underwriters discounts and commissions) issued by the Company that equals at least $1.086 (subject to anti-dilution adjustment for share splits, share dividends, bonus issues, reorganizations, recapitalizations and similar events) for Series C preference shares.

The conversion price of Series A, Series B and Series C preference shares is subject to adjustment for dilution, including but not limited to share splits, share dividends and recapitalization.

Additionally, the conversion price is to be adjusted for dilution in the event the Company issues additional ordinary shares at a price per share less then the prevailing Series A, Series B and Series C preference shares’ respective conversion price. Under the circumstances the Series A, Series B and Series C preference shares’ respective conversion price shall be reduced, concurrently with such issuance, to a price per share at which the additional shares are issued.

Voting Rights

Each Series A, Series B and Series C preference share has voting rights equivalent to the number of ordinary shares into which it is convertible.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

10. CONVERTIBLE REDEEMABLE PREFERENCE SHARES — Continued

Dividends

Subject to the rights of the holders of Series A, Series B and Series C preference shares, holders of ordinary shares are entitled to receive dividends out of any funds legally available, when and if declared by the Board of Directors of the Company, at the rate or in the amount as the Board of Directors considers appropriate.

The Company may not declare or pay any dividend on ordinary shares unless at the same time a dividend is declared and paid on the preference shares. Subject to the approval of the Board, the Company shall, on an annual basis, declare and pay in cash dividends in respect of the ordinary shares and the preference shares amounting to an aggregate of not less than 10% of the annual net earnings of the Company for the preceding financial year. This obligation terminates upon completion of a qualifying IPO.

Redemption rights

The Company granted the Series A, Series B and Series C preference shares with a put option which requires the Company to purchase from the preference shareholders when exercised (if a qualifying IPO does not occur by June 30, 2008 for Series A and December 31, 2007 for Series B and Series C) at the put option price.

The put option price for Series A, Series B and Series C preference shareholders is the subscription price paid plus an additional sum calculated at 6% per annum less any dividends declared and paid related to the option shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company caused by a “Trade Sale,” which is defined as any sale of shares, merger, consolidation or other similar transaction involving the Company in which its shareholders do not retain a majority of the voting power in the surviving entity, or a sale of all or substantially all the Company’s assets, the holder of Series A and Series B preference shares are to receive an amount equal to 100% of the subscription price plus all accrued or declared but unpaid dividends.

Series C preference shares are to receive the greater of (i) an amount equal to 100% of the subscription price plus all accrued or declared but unpaid dividends, if any or (ii) the aggregate consideration that would be paid to the holder of ordinary shares into which Series C preference shares are convertible at the closing of a trade sale.

Such amounts are to be adjusted for any share splits, share dividends and recapitalization. Series A, Series B Series C preference share holders have equal liquidation preference rights.

11. CAPITAL STRUCTURE

On September 15, 2005, WXPT declared a dividend of $2,413,663 for its shareholders on record as of June 21, 2005, or $0.009 per share.

On July 13, 2005, in connection with the reorganization described in Note 1, the Company issued 249,060,000 ordinary shares, each with a par value of $0.020, in exchange for an 88.95% equity interest in WXPT and also issued 30,940,000 Series A preference shares for $2,210,000 (see Note 10). The remaining 11.05% equity interest in WXPT, which was acquired for $2,210,000, has been accounted for as the purchase of a minority interest (see Note 3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

11. CAPITAL STRUCTURE — Continued

During 2006, the Company acquired from its shareholders 28,000,000 ordinary shares, each for $0.020 for purposes of funding employee share options granted. On June 1, 2006, 10,000,000 treasury shares were issued to settle an equal number of share options which were exercised.

On June 1, 2006 the Company issued 134,400,000 Series B preference shares to a group of third party investors for $19,200,000 (see Note 10).

The holders of Series A and B preference shares are entitled to receive dividends on an as-if converted basis with ordinary shareholders according to the shareholders’ agreement. On October 31, 2006, the Board of Directors declared a special dividend of $6,000,000 in the ratio of $0.023 per ordinary share and $0.004 per Series A and B preference shares.

As a result of the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans or advances. As of December 31, 2006, the restricted portion amounted to $21,043,308 and this amount is made up of the registered capital of the PRC subsidiaries and the statutory reserve (see Note 15).

On February 2, 2007, in connection with the issuance of the $40,000,000 convertible notes, the Company and the shareholders approved the increase in the number of authorized ordinary shares to 550,000,000.

On February 9, 2007, the Company issued 62,780,950 Series C preference shares to a group of investors for $54,539,067 (see Note 10). Concurrently with the issuance of Series C preference shares, the Company repurchased and retired 10,041,300 of Series A preference shares, 1,581,100 Series B preference shares, and 51,158,550 of ordinary shares. The amount paid for the ordinary shares in excess of the recorded additional paid in capital has been recorded as a reduction to retained earnings totaling $43,419,285 as a purchase of treasury shares. The amount paid in excess of the amounts recorded in mezzanine equity associated with the preference shares acquired and subsequently retired, has been recorded as a deemed dividend which reduces retained earnings by $7,611,820.

12. SHARE-BASED COMPENSATION EXPENSES

On July 18, 2005, the Company, after consultation with the Board, granted 27,895,000 share options to management employees. Generally, the share options vest over three years with 30% of the options becoming exercisable two years from the commencement date of the vesting period (the “Date”), and the remaining 70% will become exercisable after three years from the Date. For certain employees, share options were fully vested on the grant date. There are no expiry dates for these share options.

On May 26, 2006, certain shareholders transferred 5,707,200 ordinary shares to management as compensation. The Company recorded compensation expense of $2,160,327 based on the fair value of the ordinary shares on the date of transfer. Also on that date certain employees exercised their vested share options and the Company issued 10,000,000 ordinary shares from treasury shares (see Note 11).

On June 1, 2006, the shareholders of the Company approved and reserved an aggregate of 74,044,450 ordinary shares for the issuance of options granted on July 18, 2005 and on options to be granted at future dates. During 2006, the Company granted an aggregate of 36,250,000 share options to certain employees. These share options generally vest over three years with 40% of the options becoming exerciseable one year after the date of grant, and 30% in each of the next two years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

12. SHARE-BASED COMPENSATION EXPENSES — Continued

On February 1, 2007 and February 8, 2007, the Company granted 4,150,000 and 3,150,000 share options, respectively, to its employees. The exercise price for these share options was approximately $0.143 per share. These share options generally vest over two years.

The Company recognizes the share-based compensation expense using a graded vesting attribution model for each separately vesting portion of the share options.

When estimating the fair value of the Company’s ordinary shares, its management has considered a number of factors, including the result of a third-party appraisal using a generally accepted valuation methodologies, including the discounted cash flow approach and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of ordinary shares based on the option pricing model under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

The fair value of each share option awarded is estimated on the date of grant using the Black-Scholes option pricing model with the following significant assumptions:

	2005	2006	2007
Risk-free interest rate	4.64%	5.45 to 5.63%	4.22 to 5.24%
Expected life (in years)	5.18	2.60 to 4.70	1.30 to 2.12
Expected volatility	51.71%	27.28 to 39.92%	28.64 to 28.65%
Expected dividends	—	—	—
Weighted average grant date approximately fair value of options granted	$0.173	$0.302	$0.587

Expected volatilities are based on the average volatility of comparable companies over a time period commensurate with the expected life of the option. The Company uses available data to estimate the timing of option exercise and employee termination within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. For those options which do not have expiration dates, the Company conducted a survey with employees in an effort to establish a reasonable estimate on the expected life of the options. The risk-free rate for periods within the contractual life of the option is based on the yield of the China International Government Bond.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

12. SHARE-BASED COMPENSATION EXPENSES — Continued

Changes in share options outstanding were as follows:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Share options outstanding as at January 1, 2005	—
Granted	27,895,000	$0.020

Share options outstanding as at December 31, 2005	27,895,000	$0.020	$6,539,013

Granted	36,250,000	$0.021
Exercised	(10,000,000)	$0.020

Share options outstanding as at December 31, 2006	54,145,000	$0.021	$34,501,110

Granted	7,300,000	$0.143

Share options outstanding as at March 31, 2007 (unaudited)	61,445,000	$0.035	$48,838,291

Share options vested or expected to vest as at December 31, 2006	54,145,000	$0.021	$34,501,110
Share options vested or expected to vest as at March 31, 2007 (unaudited)	61,075,400	$0.035	$48,584,255

Share options exercisable as at December 31, 2006	12,360,000	$0.020	$7,885,680
Share options exercisable as at March 31, 2007 (unaudited)	13,020,000	$0.026	$10,446,780

Except for the options granted prior to July 24, 2006, all other options granted have an expiry date. The average weighted contractual remaining life of those options is 11.56 years and 9.55 years as of December 31, 2006 and as of March 31, 2007 (unaudited), respectively.

The total fair value of options vested in 2005 and 2006, and during the three months ended March 31, 2007 (unaudited), was $1,704,288, $3,222,564 and $385,440, respectively.

As of March 31, 2007 (unaudited), there was $7,149,644 of total unrecognized compensation cost related to non-vested share options granted in 2005, 2006 and 2007. The compensation cost is expected to be recognized over a weighted average period of 1.86 years.

The following table summarizes information regarding share options issued within twelve months prior to December 31, 2006:

Grant date	No. of options granted	Exercise price	Approximate fair value of ordinary shares (1)	Intrinsic value
June 1, 2006	33,250,000	$0.020	$0.316	$9,828,700
July 24, 2006	3,000,000	$0.030	$0.352	$966,000

Total	36,250,000

(1)	The fair value was determined based on a retrospective third party valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

13. INCOME TAXES

Cayman Islands Tax

The Company is a tax-exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income tax.

British Virgin Islands Tax

The Company’s intermediate offshore holding company, WXPT BVI, is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, WXPT BVI is not subject to income tax.

PRC Tax

The Company’s subsidiaries are registered in the PRC as manufacturing foreign invested enterprises (“FIEs”), which allow them to qualify for certain preferential tax treatment. In general, FIEs are subject to an income tax rate of 33%, but because they are eligible to receive preferential tax treatment in the form of reduced tax rates and/or tax holidays, the effective tax rates of the Company’s FIEs are generally lower than 33%.

The Company operates its business primarily through its PRC operating subsidiary, WuXi PharmaTech Co., Ltd (“WXPT”). WXPT is a foreign invested enterprise engaged in manufacturing with a business term of over ten years and is registered in the Wuxi Taihu National Tourist Resort Zone. As such, it is subject to an income tax rate of 24%. It is entitled to tax exemption from income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a reduced 12% enterprise income tax rate for the subsequent three years followed by a three year 12% tax rate so long as it continues to qualify as an “advance technology enterprise with foreign investment”.

The Shanghai branch of WXPT, located in the Shanghai Waigaoqiao Free Trade Zone, is subject to an income tax rate of 15%. It is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year of operation, after taking into account any tax losses brought forward from prior years, and a reduced 7.5% enterprise income tax rate for the subsequent three years.

Shanghai PharmaTech Co., Ltd. (“SHPT”), a foreign invested enterprise, is located in the Shanghai Waigaoqiao Free Trade Zone. As such, it is subject to an income tax rate of 15%. It is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year of operation, after taking into account any tax losses brought forward from prior years, and a 7.5% enterprise income tax rate for the subsequent three years.

Shanghai SynTheAll Pharmaceutical Co., Ltd. (“STA”) is a foreign invested enterprise engaged in manufacturing with a business term of over ten years and is located in Jinshan, Shanghai, and as such, it is subject to an income tax rate of 24%. Subject to confirmation by the local state tax bureaus, it is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year of operation, after taking into account any tax losses brought forward from prior years, and a 12% enterprise income tax rate for the subsequent three years.

Tianjin PharmaTech Co. Ltd. (“TJPT”), a foreign invested enterprise, is engaged in discovery chemistry services. It is located in Tianjin, China and is subject to an income tax rate of 15% upon confirmation by the local state tax bureaus.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

13. INCOME TAXES — Continued

The provision for income taxes is comprised of the following:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Current tax
PRC	822,213	1,357,827	523,685	267,350	266,483
Deferred tax
PRC	(94,123)	(283,106)	(126,281)	19,845	(188,605)

Income tax expense	728,090	1,074,721	397,404	287,195	77,878

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2005	2006

Current deferred tax assets:
Accrued expenses	3,973	—
Bad debt provision	812	—
Inventories obsolescence	47,079	—
Accrued commission	19,537	52,279
Noncurrent deferred tax assets:
Capitalized pre-operating expense	3,339	—
Know-how amortization	151,724	110,533
Interest expense difference from finance lease	20,220	—
Net operating loss carry-forward	298,972	521,727

Total deferred tax assets	545,656	684,539

Current deferred tax liabilities:
Unrealized forward contract gain/loss	—	—
Noncurrent deferred tax liabilities:
Fixed asset basis difference	86,780	86,477
Intangible asset basis difference	50,170	42,186

Total deferred tax liabilities	136,950	128,663

A reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2007
				(unaudited)
PRC income tax rate	33.0%	33.0%	33.0%	33.0%
Expenses not deductible for tax purposes
R&D expenses	—	(15.0%)	—	—
Non-deductible entertainment expenses	5.8%	8.2%	8.0%	1.3%
Non-taxable revenue	—	(0.5%)	—	—
Patent appreciation	—	—	15.5%	—
Non-taxable investment loss of Shanghai PharmaTech	—	—	6.2%	—
Other expenses not deductible for tax purpose	—	—	0.9%	—
Tax exemption and tax relief
Tax exemptions granted to the group	(3.5%)	(3.1%)	(30.7%)	(33.0%)
Reduced tax rate	(20.8%)	(7.7%)	(30.3%)	—
Change of tax rate	—	—	1.7%	—

Effective tax rate	14.5%	14.9%	4.3%	1.3%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

13. INCOME TAXES — Continued

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2004	2005	2006

The aggregate dollar effect	177,954	219,931	2,836,300
Per share effect —basic	0.001	0.001	0.012
Per share effect—diluted	0.001	0.001	0.012

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each Tax Position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the Tax Positions. As of March 31, 2007, the adoption of FIN 48 did not have any impact on the Company total liabilities or shareholders’ equity (deficit). The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of March 31, 2007, the amount of interest and penalties related to uncertain tax positions is immaterial.

As of December 31, 2004, 2005 and 2006, the Company’s subsidiary, STA, had net operating losses carried forward of approximately $213,165, $905,976 and $2,173,861, respectively, which will expire if not used between 2009 and 2011.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, which will take effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

WXPT, SHPT and TJPT will gradually transition from 15% to the uniform tax rate of 25% from 2008 to 2012. STA will transition from 24% to the uniform tax rate of 25% in 2008. WXPT expects that it will apply for the “New and High-Tech Enterprise” status that will allow it a 15% tax rate under China’s Unified Enterprise Income Tax Law. Under applicable accounting rules, until the Company receives official approval for this status, it must use the transition rule in its calculation of its deferred tax balances, which means a gradual increase in rates over the five-year transition period. If the company receives the approval, the difference in its deferred tax is immaterial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

13. INCOME TAXES — Continued

In addition, based on the New Tax Law, an enterprise that is entitled to preferential treatment in the form of enterprise income tax reduction or exemption, but has not been profitable and, therefore, has not enjoyed such preferential treatment, would have to begin its Tax Holiday in the same year that the New Tax Law goes into effect, i.e., 2008. As such, STA and TJPT will begin its Tax Holiday in 2008 even if it is not yet cumulatively profitable at that time. In such case, STA and TJPT would be entitled to tax exemption from income tax for 2008 to 2009 and a 50% tax rate reduction for the succeeding three years from 2010 to 2011.

Subsidiary	First Profitable Year	Exemption	50% Reduction
Shanghai PharmaTech Co., Ltd. (“SHPT”)	2002	2006-2007	2008-2010
WuXi PharmaTech Co., Ltd. (“WXPT”)	2002	2002-2003	2004-2009
Shanghai SynTheAll Pharmaceutical Co., Ltd. (“STA”)	Not yet commenced
Tianjin PharmaTech Co., Ltd. (“TJPT”)	Not yet commenced

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Net income	$4,285,768	$6,128,010	$8,853,474	$826,529	$5,976,881
Deemed dividend on issuance and repurchase of preference shares	—	(4,034,576)	(24,138,240)	—	(7,611,820)
Deemed dividend for beneficial conversion feature	—	(2,210,000)	(19,200,000)	—	—
Dividends on preference share	—	—	(663,000)	—	—
Amounts allocated to preference shares for participating rights to dividends	—		—	(91,331)	—

Income (loss) attributable to holders of ordinary shares—basic and diluted	$4,285,768	$(116,566)	$(35,147,766)	$735,198	$(1,634,939)

Weighted average ordinary shares outstanding used in computing basic income per share	280,000,000	267,708,750	238,506,600	249,060,000	202,638,600
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	—	7,036,850	—	12,440,050	—

Shares used in calculating diluted earnings per share	280,000,000	274,745,600	238,506,600	261,500,050	202,638,600

Basic earnings (loss) per share	$0.02	$(0.00)	$(0.15)	$0.00	$(0.01)

Diluted earnings (loss) per share	$0.02	$(0.00)	$(0.15)	$0.00	$(0.01)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

14. EARNINGS PER SHARE — Continued

For the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), the Company had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net loss per share in the years presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,		Three Months Ended March 31,
	2005	2006	2006	2007
			(unaudited)	(unaudited)
Series A preference shares	30,940,000	30,940,000	30,940,000	20,898,700
Series B preference shares	—	134,400,000	—	132,818,900
Series C preference shares	—	—	—	62,780,950
Share options granted	—	54,145,000	—	61,445,000

	30,940,000	219,485,000	30,940,000	277,943,550

15. DISTRIBUTION OF PROFITS

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are required to make appropriations to the general reserve at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital. Subsidiaries which are joint venture companies are required to make appropriations to the general reserve from the profit after tax as determined under PRC GAAP at a percentage subject to the discretion of their boards of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, and an approval of the original approval authority, convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserves by the Company’s PRC subsidiaries totaled $3,963,008 and $6,533,308 and $6,533,308 as of December 31, 2005 and 2006 and as of March 31, 2007 (unaudited), respectively. Accordingly, these amounts are not available for distribution to the Company.

16. EMPLOYEE RETIREMENT BENEFIT PLAN

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $169,638, $355,550 and $1,266,142 and $248,081 and $469,008 for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

17. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC. They are negotiated for an average lease term of seven years. Rent expenses were $2,915, $148,222 and $933,724 and $174,878 and $333,403 for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2006 were as follows:

Year Ending December 31,
2007	$1,651,700
2008	1,667,251
2009	1,666,408
2010	1,461,050
2011 and thereafter	4,038,254

b) Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that as these matters arise some may be decided unfavorably for the Company. The Group did not have any claims or legal proceedings that have a significant impact on its business, assets or operations.

The Company issues indemnifications for intellectual property compliance and warranties on the manufacture of APIs in certain instances in the ordinary course of business with its customers. Historically, the Company has incurred no costs to settle claims related to these indemnifications and warranties.

c) Commitments

The Group conducts a significant portion of its revenue generating activities in currencies other than Renminbi. Its principal exchange rate exposure is related to the U.S. dollar/Renminbi exchange rates, as primarily all of the Company’s operations are in the PRC, while the majority of the Company’s customers are in the United States. China has very limited hedging transactions available to reduce the Group’s exposure to exchange rate fluctuations. The Group uses derivative financial instruments such as foreign exchange forward contracts to mitigate its currency exchange risk, which is related to the Company’s exposure to changes in the US dollar/Renminbi exchange rate. The counterparty for these contracts are well-known financial institutions. As of December 31, 2005 and 2006 the Company did not have any outstanding foreign exchange forward contracts. The Company held foreign exchange forward contracts with a total notional value of $80,000,000 as of March 31, 2007 (unaudited). The foreign exchange forward contracts mature between one to 12 months.

Date	Financial instrument	Notional value	Fair value
As of March 31, 2007	Forward exchange contract	$80,000,000	$862,582

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

18. CONCENTRATION OF BUSINESS

The Company’s customers include pharmaceutical and biotechnology companies. In the majority of circumstances, there are agreements in force with these entities that provide for the Company’s continued involvement in present research projects. However, there regularly exists the possibility that the Company will have no further association with these entities once the ongoing projects conclude.

Revenues from customers accounting for 10% or more of total net revenues are as follows:

Name of Customer	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Customer A	12.1%	17.4%	15.4%	*	13.4%
Customer B	18.4%	17.4%	13.7%	12.9%	12.3%
Customer C	16.2%	*	*	*	*
Customer D	*	*	*	17.9%	24.8%

*	less than 10%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

19. SEGMENT REPORTING

The Company has two operating segments based on its major lines of businesses: laboratory services and manufacturing. Each operating segment derives its revenues from the sale of services or products, respectively and each is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the Chairman and CEO and the senior management team, who review the results of the two operating segments when making decisions about allocating resources and assessing performance of the Company.

The following table summarizes the selected revenue, expense and balance sheet information for each operating segment:

Years ended December 31:
2004:	Laboratory services	Manufacturing	Total
Net revenue from external customers	16,408,933	4,463,972	20,872,905
Cost of revenues	(7,808,871)	(1,428,954)	(9,237,825)

Gross profit	8,600,062	3,035,018	11,635,080

Operating expenses	—	—	(6,573,339)
Other income	—	—	585,351
Other expenses	—	—	(557)
Interest expense	—	—	(657,001)
Interest income	—	—	24,324

Income before income taxes	—	—	5,013,858
Income tax expense	—	—	(728,090)

Net income	—	—	4,285,768

Long-lived assets	13,745,453	5,099,352	18,844,805

2005:	Laboratory services	Manufacturing	Total
Net revenues from external customers	29,406,665	4,376,144	33,782,809
Cost of revenues	(12,781,423)	(2,719,990)	(15,501,413)

Gross profit	16,625,242	1,656,154	18,281,396

Operating expenses	—	—	(9,542,225)
Other income	—	—	255,341
Other expenses	—	—	(530,943)
Interest expense	—	—	(1,302,421)
Interest income	—	—	41,583

Income before income taxes	—	—	7,202,731
Income tax expense	—	—	(1,074,721)

Net income	—	—	6,128,010

Long-lived assets	19,003,257	6,054,018	25,057,275

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

19. SEGMENT REPORTING — Continued

2006:	Laboratory services	Manufacturing	Total
Net revenues from external customers	59,775,971	10,164,630	69,940,601
Cost of revenues	(26,519,540)	(9,108,759)	(35,628,299)

Gross profit	33,256,431	1,055,871	34,312,302
Operating expenses	—	—	(24,184,224)
Other income	—	—	518,764
Other expenses	—	—	(483,751)
Interest expense	—	—	(1,116,881)
Interest income	—	—	204,668

Income before income taxes	—	—	9,250,878
Income tax expense	—	—	(397,404)

Net income	—	—	8,853,474

Long-lived assets	40,698,743	6,719,693	47,418,436

Three months ended March 31, 2006 (unaudited):	Laboratory services	Manufacturing	Total
Net revenues from external customers	8,864,129	3,907,033	12,771,162
Cost of revenues	(3,573,713)	(3,765,419)	(7,339,132)

Gross profit	5,290,416	141,614	5,432,030
Operating expenses	—	—	(3,939,333)
Other income	—	—	24,300
Other expenses	—	—	(40,365)
Interest expense	—	—	(377,883)
Interest income	—	—	14,975

Income before income taxes	—	—	1,113,724
Income tax expense	—	—	(287,195)

Net income	—	—	826,529

Long-lived assets	26,334,610	6,166,418	32,501,028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

19. SEGMENT REPORTING — Continued

Three months ended March 31, 2007 (unaudited):	Laboratory services	Manufacturing	Total
Net revenues from external customers	21,676,246	12,142,945	33,819,191
Cost of revenues	(10,881,003)	(7,266,438)	(18,147,441)

Gross profit	10,795,243	4,876,507	15,671,750
Operating expenses	—	—	(9,827,665)
Other income	—	—	840,716
Other expenses	—	—	(671)
Interest expense	—	—	(670,143)
Interest income	—	—	40,772

Income before income taxes	—	—	6,054,759
Income tax expense	—	—	(77,878)

Net income	—	—	5,976,881

Long-lived assets	45,572,081	6,823,717	52,395,798

Segment assets are allocated based on those directly associated with each segment. All the long-lived assets of the Company are located in the PRC.

For the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively, the net revenues of laboratory services and manufacturing are principally derived from discovery chemistry services and from the sale of advanced intermediates and APIs, respectively.

The Company’s gross revenues by geographic region determined according to the location of the customer are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
USA	20,035,834	28,993,294	55,365,237	10,710,317	29,883,697
Europe	305,412	3,440,985	9,226,854	955,067	2,613,490
Other countries	1,069,537	2,426,623	5,376,898	1,105,778	1,335,393

Gross revenues	21,410,783	34,860,902	69,968,989	12,771,162	33,832,580

Sales tax	(537,878)	(1,078,093)	(28,388)	—	(13,389)

Net revenues	20,872,905	33,782,809	69,940,601	12,771,162	33,819,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

20. RELATED PARTY TRANSACTIONS

During the two years ended December 31, 2005 and 2006 and the three months ended March 31, 2007 (unaudited), the Company has undertaken significant business transactions in the ordinary course of business with certain shareholders and management members:

Details of amounts due from related parties as of December 31, 2005 and 2006 and as of March 31, 2007 (unaudited) are as follows:

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Shareholders	342,986	142,041	33,235
Customer	73,385	—	8,120

	416,371	142,041	41,355

The Company has made short term loans to its shareholders who are officers and directors of the Company. The loans are interest-free and are normally due within a year.

Vitae Pharmaceuticals is a customer of the Company and Dr. John J. Baldwin, a director from 2005 until July 2007, has served as the president since 2005. The revenues generated from this customer were $1,160,195, $1,920,897 and $2,782,930 and $745,685 and $745,190 for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

Details of amounts due to related parties as of December 31, 2005 and 2006 and as of March 31, 2007 (unaudited) are as follows:

	As of December 31,		As of March 31,
	2005	2006	2007
			(unaudited)
Shareholders	1,733,940	201,077	115,108

In 2005 and 2006, the Company had payable amounts due to certain shareholders:

On February 22, 2005 and October 26, 2005, THS made two loans in the amount of $20,818 and $1,709,995, respectively, to the Company that was unsecured, non-interest bearing and repayable on demand. The purpose of the loans was to satisfy short-term working capital needs and was both repaid in 2006.

In 2005 and 2006, THS guaranteed short-term bank borrowings of the Company in the amounts of $3,239,127 and $1,280,623, respectively (see Note 8).

On June 1, 2006, the Company purchased from certain shareholders 28,000,000 ordinary shares for $0.020 per ordinary share, which have been recorded as treasury shares (see Note 11). A balance of $197,945 was recorded as a payable to certain of those shareholders as of December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND FOR

THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED) AND 2007 (UNAUDITED)

(In US dollars, except share and per share data, unless otherwise stated)

20. RELATED PARTY TRANSACTIONS — continued

Other related party transactions:

Historically, the Company has relied on export agents to sell its manufactured products. The Company is currently reviewing the internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, the Company shall continue to engage an export agent for these transactions.

During the period from January 1, 2005 to March 31, 2007 (unaudited), the Company entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd. (“Shanghai Lechen”) and Shanxi Lechen International Trade Co., Ltd. (“Shanxi Lechen”) for exporting advanced intermediates and APIs. Both companies are owned by the parents of Dr. Ning Zhao, Vice President of Analytical Services and the wife of Dr. Ge Li, the Chairman and CEO of the Company.

The Company paid an agency service fees of Nil, $17,738 and Nil and $92,980 to Shanghai Lechen for the years ended December 31, 2005 and 2006, and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively. The agency service fees paid to Shanxi Lechen were $13,261 and $46,188 and Nil and Nil for the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), respectively.

ChinaTechs and China Outsourcing Consulting LLC (“COC”) acted as sales procurement agents for the Company to purchase raw materials. These companies are owned and controlled by the Company’s founders and certain shareholders. The raw materials purchases for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 (unaudited) and 2007 (unaudited) were $74,464, $127,488 and $248,575, and $62,144 and Nil, respectively.

21. SUBSEQUENT EVENTS

1.	On May 18, 2007, the Company granted 150,000 employee share options. The exercise price for these share options was $0.400 per share. These share options generally vest over three years.

2.	On July 27, 2007, the Company approved a one-for-fifty forward share split and accordingly all historical share and per-share data has been restated to give retroactive effect to this split.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC. CONDENSED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JUNE 3, 2004 (DATE OF INCORPORATION) TO DECEMBER 31, 2004 AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In US dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

BALANCE SHEETS

	As of December 31,
	2005	2006
Assets
Current assets:
Cash and cash equivalents	22,913	1,708,271
Amounts due from related parties	1	2
Other current assets	—	577,480

Total current assets	22,914	2,285,753

Non-current assets:
Investment in subsidiaries	17,390,725	46,485,004

Total assets	17,413,639	48,770,757

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities:
Accrued liabilities	118,643	250,000
Other current liabilities	28,628	140,861
Amounts due to related parties	23,945	201,077

Total current liabilities:	171,216	591,938

Mezzanine equity:
A total of 250,000,000 shares has been authorized for Series A and B preference shares consisting of:
Series A preference shares
($0.0002 par; 30,940,000 issued and outstanding in 2005 and 2006, respectively) (liquidation value $618,800)	6,097,306	6,097,306
Series B preference shares
($0.0002 par; 134,400,000 issued and outstanding in 2006) (liquidation value $19,200,000)	—	43,009,138

Shareholders’ equity (deficit):
Ordinary shares ($0.02 par value; 500,000,000 authorized 249,060,000 issued and outstanding in 2005 and 2006, respectively)	4,981,200	4,981,200
Additional paid-in capital	5,466,581	33,075,251
Retained earnings (accumulated deficit)	311,569	(40,173,197)
Accumulated other comprehensive income	385,767	1,549,121
Less 18,000,000 treasury shares, at cost	—	(360,000)

Total shareholders’ equity (deficit)	11,145,117	(927,625)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	17,413,639	48,770,757

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC. CONDENSED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JUNE 3, 2004 (DATE OF INCORPORATION) TO DECEMBER 31, 2004 AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In US dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF OPERATIONS

	Period From June 3 to December 31,	Year Ended December 31,
	2004	2005	2006
Cost of revenues	—	(401,137)	(541,029)
Operating expenses:
Selling and marketing expenses	—	—	(15,271)
General and administrative expenses	(47)	(2,699,554)	(8,273,015)
Equity in earnings of subsidiaries	—	3,940,247	17,570,925

Operating income	(47)	839,556	8,741,610
Interest expense	—	—	(7,229)
Interest income	—	370	119,093

Income before income taxes	(47)	839,926	8,853,474

Income tax expense	—	—	—

Net income	(47)	839,926	8,853,474

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC. CONDENSED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JUNE 3, 2004 (DATE OF INCORPORATION) TO DECEMBER 31, 2004 AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In US dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

SHAREHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME

	Ordinary		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Treasury		Total shareholders’ equity (deficit)
	Shares	Amount				Shares	Amount
Balance at June 3, 2004	—	—	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	—
Net income	—	—	—	(47)	—	—	—	(47)
Issuance of share capital	50	1	1	—	—	—	—	2

Balance at December 31, 2004	50	1	1	(47)	—	—	—	(45)
Issuance of ordinary shares in exchange of contribution of investments in subsidiaries	249,059,950	4,981,199	157,245	5,716,266	—	—	—	10,854,710
Cumulative translation adjustment	—	—	—	—	385,767	—	—	385,767
Net income	—	—	—	839,926	—	—	—	839,926
Deemed dividend on issuance of Series A preference shares	—	—	—	(4,034,576)	—	—	—	(4,034,576)
Deemed dividend for beneficial conversion feature	—	—	2,210,000	(2,210,000)	—	—	—	—
Share-based compensation expenses	—	—	3,099,335	—	—	—	—	3,099,335

Balance at December 31, 2005	249,060,000	4,981,200	5,466,581	311,569	385,767	—	—	11,145,117
Dividends paid	—	—	—	(6,000,000)	—	—	—	(6,000,000)
Cumulative translation adjustment	—	—	—	—	1,163,354	—	—	1,163,354
Net income	—	—	—	8,853,474	—	—	—	8,853,474
Deemed dividend on issuance of Series B preference shares	—	—	—	(24,138,240)	—	—	—	(24,138,240)
Deemed dividend for beneficial conversion feature	—	—	19,200,000	(19,200,000)	—	—	—	—
Share-based compensation expenses	—	—	6,248,343	—	—	—	—	6,248,343
Capital contributions in connection with share-based compensation	—	—	2,160,327	—	—	—	—	2,160,327
Purchase of treasury shares	—	—	—	—	—	(28,000,000)	(560,000)	(560,000)
Issuance of treasury shares	—	—	—	—	—	10,000,000	200,000	200,000

Balance at December 31, 2006	249,060,000	4,981,200	33,075,251	(40,173,197)	1,549,121	(18,000,000)	(360,000)	(927,625)

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC. CONDENSED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JUNE 3, 2004 (DATE OF INCORPORATION) TO DECEMBER 31, 2004 AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In US dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

CASH FLOW STATEMENTS

	Period From June 3 to December 31,	Year Ended December 31,
	2004	2005	2006
Operating activities:
Net income	(47)	839,926	8,853,474
Adjustment to reconcile net income to net cash used in operating activities:
Share-based compensation expenses	—	3,099,335	8,408,670
Equity in earnings of subsidiaries	—	(3,940,247)	(17,570,925)

Changes in assets and liabilities:
Increase in amount due from related parties	—	—	(1)
Increase/(decrease) in amount due to related parties	1,538	22,408	(20,815)
Increase in other current liabilities	—	—	1,847
Increase in accrued liabilities	—	—	250,000

Net cash provided (used in) operating activities	1,491	21,422	(77,750)

Investing activities:
Equipment purchase for subsidiaries	—	—	(577,480)
Long term investment to subsidiaries	—	—	(10,360,000)
Acquisition of minority interest (note 3)	—	(2,210,000)	—

Net cash used in investing activities	—	(2,210,000)	(10,937,480)

Financing activities:
Dividend paid	—	—	(6,000,000)
Proceeds from issuance of Series A preference shares, net of direct issuance costs	—	2,210,000	(93,218)
Proceeds from issuance of Series B preference shares, net of direct issuance costs	—	—	18,955,861
Net purchase of treasury shares, at cost	—	—	(162,055)

Net cash provided financing activities	—	2,210,000	12,700,588

Net increase in cash and cash equivalents	1,491	21,422	1,685,358
Cash and cash equivalents at beginning of period	—	1,491	22,913

Cash and cash equivalents at end of period	1,491	22,913	1,708,271

Non-cash investing and financing activities:
Deemed dividend on issuance of Series A preference shares	—	4,034,576	—
Deemed dividend on issuance of Series B preference shares	—	—	24,138,240
Direct issuance costs paid by subsidiaries	—	(28,628)	(110,386)
Amount payable to related parties for treasury share purchases, at cost	—	—	(197,945)

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC. CONDENSED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JUNE 3, 2004 (DATE OF INCORPORATION) TO DECEMBER 31, 2004 AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In US dollars, except share and per share data, unless otherwise stated)

Note to Schedule 1

1) Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2006, $21,043,308 was not available for distribution, and as such, the condensed financial information of WXPT BVI has been presented for the period from June 3, 2004 (the date of incorporation) to December 31, 2006. No condensed financial information has been presented for additional periods as WXPT BVI did not legally exist until June 3, 2004 and the historical consolidated financial statements presented represent those of WuXi PharmaTech Co., Ltd., which was deemed to be the accounting acquirer of WXPT BVI.

WXPT BVI undertook a separate restructuring in anticipation of an initial public offering involving a holding company (the “Company”) that was incorporated in the Cayman Islands on March 16, 2007. The Company became the ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXPT BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXPT BVI.

*    *    *    *    *

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of directors and officers

The registrant’s articles of association provide that, subject to Companies Law (2007 Revision) Cap. 22 (the “Companies Law”), every director or other officer of the registrant shall be indemnified against any liability incurred by him in his capacity as such. However, directors and officers of the registrant are not indemnified against any liability to the registrant or a related company of the registrant arising out of negligence, default, breach of duty or breach of trust with respect to the registrant or a related company, unless such liability is incurred in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application in which relief is granted to him by the court pursuant to the Companies Law from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

Pursuant to the form of Indemnification Agreement filed as Exhibit 10.3 to this registration statement, the registrant will agree to indemnify its directors and officers, to the extent permitted by Cayman law, against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer.

Item 7. Recent sales of unregistered securities

During the past three years, we have issued and sold the securities listed below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S, Regulation D, Rule 701 or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)
ChinaTechs, Inc.	August 9, 2005	155,500,000 Ordinary Shares	Swap of the shares in WXPT
John J. Baldwin	August 9, 2005	14,000,000 Ordinary Shares	Swap of the shares in WXPT
UOB Hermes Asia Technology Fund	August 9, 2005	25,314,550 Ordinary Shares	Par Value
		9,844,550 Series A Preference Shares	196,891
UOB JAIC Venture Bio Investments Ltd.	August 9, 2005	9,492,950 Ordinary Shares	Par Value
		3,691,700 Series A Preference Shares	73,834
Fidelity Greater China Ventures Fund L.P.	August 9, 2005	29,835,000 Ordinary Shares	Par Value
		11,602,500 Series A Preference Shares	232,050
TianDi Growth Capital L.P.	August 9, 2005	14,917,500 Ordinary Shares	Par Value
		5,801,250 Series A Preference Shares	116,025
UOB Hermes Asia Technology Fund	June 1, 2006	29,145,850 Series B Preference Shares	4,163,693

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)
UOB JAIC Venture Bio Investments Ltd.	June 1, 2006	15,654,150 Series B Preference Shares	2,236,307
UOB Venture Technology Investments Ltd.	June 1, 2006	14,000,000 Series B Preference Shares	2,000,000
Fidelity Greater China Ventures Fund L.P.	June 1, 2006	50,400,000 Series B Preference Shares	7,200,000
TianDi Growth Capital L.P.	June 1, 2006	25,200,000 Series B Preference Shares	3,600,000
Rexbury Limited	October 30, 2006	63,435,400 Ordinary Shares	Par Value
General Atlantic Partners (Bermuda), L.P.	February 9, 2007	30,057,850 Series C Preference Shares	26,372,471.46
GAP-W International, LLC	February 9, 2007	11,549,350 Series C Preference Shares	10,033,151.33
GapStar, LLC	February 9, 2007	692,950 Series C Preference Shares	601,979.52
GAP Coinvestments III, LLC	February 9, 2007	2,764,800 Series C Preference Shares	2,401,837.06
GAP Coinvestments IV, LLC	February 9, 2007	647,200 Series C Preference Shares	562,235.58
GAP Coinvestments CDA, L.P.	February 9, 2007	57,750 Series C Preference Shares	50,168.58
GAPCO GmbH & Co. KG	February 9, 2007	127,500 Series C Preference Shares	110,761.80
Fidelity Asia Ventures Fund L.P.	February 9, 2007	15,987,350 Series C Preference Shares	13,888,531.00
Fidelity Asia Principals Fund L.P.	February 9, 2007	596,200 Series C Preference Shares	517,931.00

We undertook a separate restructuring in anticipation of our initial public offering, involving a holding company we incorporated in the Cayman Islands on March 16, 2007. This holding company became our ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXPT BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXPT BVI.

Item 8. Exhibits and financial statement schedules

(a) Exhibits

Number	Description
1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant

3.2**	Second Amended and Restated Memorandum and Articles of Association of the Registrant

4.1**	Specimen American Depositary Receipt

4.2**	Specimen Certificate for Ordinary Shares

4.3**	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts

4.4**	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007

4.5**	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007

4.6**	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007

4.7**	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007

4.8*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the Vendors named therein

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered

5.2*	Opinion of Commerce & Finance Law Offices regarding compliance with PRC law

5.3*	Opinion of Ziegler, Ziegler & Associates LLP regarding the validity of the American Depositary Shares and American Depositary Receipts

8.1*	Form of opinion of O’Melveny & Myers LLP regarding certain U.S. tax matters

8.2*	Form of opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1**	2007 Employee Share Incentive Plan

10.2**	Form of Option Agreement

10.3**	Form of Indemnification Agreement between the Registrant and its directors

10.4**	Form of Employment Agreement between the WuXi PharmaTech (BVI) Inc. and founders: Dr. Ge Li, Xiaozhong Liu, Tao Lin and Zhaohui Zhang

10.5**	Form of Employment Agreement between the WuXi PharmaTech Co., Ltd. and its other executive officers

10.6*	Fulltime Equivalents Agreement for Services, dated October 1, 2006, by and between Merck & Co., Inc. and WXPT***

10.7*	Custom Synthesis Agreement, dated December 1, 2002, by and between Merck & Co., Inc. and WXPT***

Number	Description
10.8*	Agreement for Non-GMP Synthesis Services, dated as of March 4, 2003, by and between Pfizer Inc. and WXPT***

10.9*	Master Chemistry Service Agreement, dated December 1, 2005, by and between Pfizer Inc. and WXPT***

10.10*	Master Chemistry Service Agreement, dated January 2, 2006, by and between Pfizer Inc. and WXPT***

10.11*	Master Starting Material Manufacturing (China) Agreement, dated March 30, 2006, by and between Pfizer Inc. and WXPT***

10.12*	Service Contract, dated March 15, 2007, by and between Pfizer Inc. and WXPT***

10.13*	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical Incorporated and WXPT***

21.1**	List of subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

23.3*	Consent of Commerce & Finance Law Offices (included in Exhibit 5.2)

23.4*	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1)

23.5**	Consent of American Appraisal China Limited

23.6**	Consent of Kalorama Information

23.7**	Consent of Frost & Sullivan

23.8**	Consent of The Pharmaceutical Research and Manufacturers of America

23.9**	Consent of Eli Lilly and Company

23.10**	Consent of Merck & Co.

23.11**	Consent of Vitae Pharmaceuticals

23.12**	Consent of Pfizer Inc.

24.1**	Powers of Attorney (included in signature pages in Part II of this Registration Statement)

99.1**	Code of Business Conduct and Ethics of the Registrant

*	To be filed by amendment.
**	Previously filed.
***	Confidential treatment has been requested with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China on August 6, 2007.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Ge Li
Name:	Ge Li
Title:	Chairman and Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on August 6, 2007.

Signature	Capacity

/s/ Ge Li Name: Ge Li	Chairman and Chief Executive Officer

* Name: Xiaozhong Liu	Director, Executive Vice President

* Name: Tao Lin	Director, Vice President

* Name: Zhaohui Zhang	Director, Vice President

* Name: Kian-Wee Seah	Director

* Name: Sean Tong	Director

* Name: Cuong Viet Do	Director

* Name: Shawn Wang	Director

Benson Tsang Name: Benson Tsang	Chief Financial Officer and Principal Accounting Officer

*By:	/s/ Ge Li
Name:Ge Li
Title:Attorney-in-Fact

/s/ Benson Tsang
Name:Benson Tsang
Title:Attorney-in-Fact

Signature of authorized representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of WuXi PharmaTech (Cayman) Inc., has signed this registration statement or amendment thereto in New York, New York, on August 6, 2007.

Authorized Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Number	Description
1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant

3.2**	Second Amended and Restated Memorandum and Articles of Association of the Registrant

4.1**	Specimen American Depositary Receipt

4.2**	Specimen Certificate for Ordinary Shares

4.3**	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts

4.4**	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007

4.5**	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007
4.6**	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007

4.7**	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007

4.8*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the Vendors named therein

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered

5.2*	Opinion of Commerce & Finance Law Offices regarding compliance with PRC law

5.3*	Opinion of Ziegler, Ziegler & Associates LLP regarding the validity of the American Depositary Shares and American Depositary Receipts

8.1*	Form of opinion of O’Melveny & Myers LLP regarding certain U.S. tax matters

8.2*	Form of opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1**	2007 Employee Share Incentive Plan

10.2**	Form of Option Agreement

10.3**	Form of Indemnification Agreement between the Registrant and its directors

10.4**	Form of Employment Agreement between the WuXi PharmaTech (BVI) Inc. and founders: Dr. Ge Li, Xiaozhong Liu, Tao Lin and Zhaohui Zhang

10.5**	Form of Employment Agreement between the WuXi PharmaTech Co., Ltd. and its other executive officers

10.6*	Fulltime Equivalents Agreement for Services, dated October 1, 2006, by and between Merck & Co., Inc. and WXPT***

10.7*	Custom Synthesis Agreement, dated December 1, 2002, by and between Merck & Co., Inc. and WXPT***

10.8*	Agreement for Non-GMP Synthesis Services, dated as of March 4, 2003, by and between Pfizer Inc. and WXPT***

10.9*	Master Chemistry Service Agreement, dated December 1, 2005, by and between Pfizer Inc. and WXPT***

Number	Description
10.10*	Master Chemistry Service Agreement, dated January 2, 2006, by and between Pfizer Inc. and WXPT***

10.11*	Master Starting Material Manufacturing (China) Agreement, dated March 30, 2006, by and between Pfizer Inc. and WXPT***

10.12*	Service Contract, dated March 15, 2007, by and between Pfizer Inc. and WXPT***

10.13*	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical Incorporated and WXPT***

21.1**	List of subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

23.3*	Consent of Commerce & Finance Law Offices (included in Exhibit 5.2)

23.4*	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1)

23.5**	Consent of American Appraisal China Limited

23.6**	Consent of Kalorama Information

23.7**	Consent of Frost & Sullivan

23.8**	Consent of The Pharmaceutical Research and Manufacturers of America

23.9**	Consent of Eli Lilly and Company

23.10**	Consent of Merck & Co.

23.11**	Consent of Vitae Pharmaceuticals

23.12**	Consent of Pfizer Inc.

24.1**	Powers of Attorney

99.1**	Code of Business Conduct and Ethics of the Registrant

*	To be filed by amendment.
**	Previously filed.
***	Confidentially treatment has been requested with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.